08001171

3|5

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Bovespa Holding S.A.

*CURRENT ADDRESS: XV de November St., 275
São Paulo, Brazil

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 35758 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT: 3/11/08

12-31-06
AR/S

FEDERAL PUBLIC SERVICE
CVM – SECURITIES COMMISSION
IAN – ANNUAL INFORMATION

Base-Date – January 31, 2007

External Disclosure

Corporate Law

RECEIVED
07 MAR -5 A 5:0

THE REGISTRATION WITH THE CVM DOES NOT IMPLY ANY APPRECIATION OF THE COMPANY, AND ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

4 – COMMERCIAL NAME
BOVESPA

5 – PREVIOUS CORPORATE NAME
EDSP68 PARTICIPAÇÕES S.A.

6 – NIRE No.
35.300.339.576

7 – WEBSITE
www.bovespaholding.com.br

01.02 – HEADQUARTERS

1 – COMPLETE ADDRESS			2 – NEIGHBORHOOD OR DISTRICT	
XV de November Street, 275			Downtown	
3 – CEP (Zip Code)	4 – MUNICIPALITY			5 – STATE
01013-001	São Paulo			SP
6 – Area Code	7 – TELEPHONE No.	8 – TELEPHONE No.	9 – TELEPHONE No.	10 – TELEX
11	3233 2000	3233 2490		
11 – Area Code	12 – FAX	13 – FAX	14 – FAX	
11	3233 2009			
15 – E-MAIL				
ri@bovespaholding.com.br				

01.03 – SHAREHOLDERS DEPARTMENT

SERVICE AT THE COMPANY

1 – NAME				
Gilberto Mifano				
2 – POSITION				
Investor Relations Officer				
3 – COMPLETE ADDRESS			4 – NEIGHBORHOOD OR DISTRICT	
XV de November, 275			Downtown	
5 – CEP (Zip Code)	6 – MUNICIPALITY			7 – STATE
01013-001	São Paulo			SP
8 – Area Code	9 – TELEPHONE No.	10 – TELEPHONE No.	11 – TELEPHONE No.	12 – TELEX
11	3233 2490	3233 2431		
13 – Area Code	14 – FAX	15 – FAX	16 – FAX	
11	3233 2099			
17 – E-MAIL				
ri@bovespaholding.com.br				

ISSUING AGENT / DEPOSITARY FINANCIAL INSTITUTION

18 – NAME				
Banco Bradesco				
19 – CONTACT				
Luiz Cláudio de Freitas Coelho Pereira				
20 – COMPLETE ADDRESS			4 – NEIGHBORHOOD OR DISTRICT	
Cidade de Deus – Prédio Amarelo – 2º floor			Vila Yara	
22 – CEP (Zip Code)	23 – MUNICIPALITY			24 – STATE
06029-900	Osasco			SP
25 – Area Code	26 – TELEPHONE No.	27 – TELEPHONE No.	28 – TELEPHONE No.	29 – TELEX
11	3684 4522			
30 – Area Code	31 – FAX	32 – FAX	33 – FAX	
11	3684 5645			
34 – E-MAIL				
4010.acecustodia@bradesco.com.br				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

01.04 - INVESTOR RELATIONSHIP OFFICER (COMPANY MAIL ADDRESS)

1 - NAME Gilberto Mifano				
2 - COMPLETE ADDRESS XV de November Street, 275			3 - NEIGHBORHOOD OR DISTRICT Downtown	
4 - CEP (Zip Code) 01013-001	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - Area Code 11	8 - TELEPHONE No. 3233 2490	9 - TELEPHONE No.	10 - TELEPHONE No.	11 - TELEX
12 - Area Code 11	13 - FAX 3233 2099	14 - FAX	15 - FAX	
16 - E-MAIL ri@bovespaholding.com.br				
17 - BRAZILIAN OFFICER yes	18 - CPF No. 566.164.738-72	19 - PASSPORT		

01.05 - REFERENCE / AUDITOR

1 - START DATE OF LAST FISCAL YEAR January 30th, 2007	2 - END DATE OF LAST FISCAL YEAR January 31th, 2007
3 - START DATE OF CURRENT FISCAL YEAR February 1st, 2007	4 - END DATE OF CURRENT FISCAL YEAR December 31th, 2007
5 - AUDITOR'S NAME/CORPORATE NAME PricewaterHouse Coopers	6 - CVM CODE 00287-9
7 - NAME OF THE RESPONSIBLE TECHNICIAN Ricardo Baldin	8 - RESP. TECHNICIAN'S CPF No. 163.678.040-72

01.06 - CHARACTERISTICS OF THE COMPANY

1 - STOCK MARKET IN WHICH THE COMPANY IS REGISTERED

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[x] BOVESA	[ ]

2 - NEGOTIATION MARKET Exchange	
3 - TYPE OF SITUATION Operational	
4 - ACTIVITY CODE Stock Exchange	
5 - PRINCIPAL ACTIVITY Stock exchange and related business	6 - PREF. SHARES WITH CLASSES no

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

01.07 - SHARE CONTROL / SECURITIES

1- NATURE OF SHARE CONTROL
National

2 – SECURITIES ISSUED BY THE COMPANY.

x Shares
Debentures convertible into Shares
Participation Certificates
Simple Debentures
Subscription Bonuses
Collective Investment Certificate (CIC)
Real Estate Receivables Certificate (CRI)
Promissory Note (NP)
BDR
Others
Description

01.08 – PUBLICATION OF DOCUMENTS

1 – NOTIFICATION TO SHAREHOLDERS ABOUT THE AVAILABILITY OF DFs.

2 – MINUTES OF THE ORDINARY GENERAL MEETING THAT APPROVED THE DFs.

3 – DATE OF CALL OF ORDINARY GENERAL MEETING TO APPROVE THE DFs.

4 – PUBLICATION OF FINANCIAL STATEMENTS

01.09 – NEWSPAPERS IN WHICH THE COMPANY DIVULGES INFORMATION

1 – ITEM	2 – NEWSPAPER'S NAME	3 – STATE
01	Valor Economico	SP
02	Official São Paulo State Newspaper	SP

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

02.01.01 – CURRENT OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS

1 – ITEM	2 – NAME	3 – CPF No.	4 – DATE OF ELECTION	5 – TERM OF COMMISSION	6 – TYPE CODE OF ADMINISTRATOR	7 – ELECTED AS CONTROLLER	8 – POSITION / FUNCTION	9 – FUNCTION
01	Raymundo Magliano Filho	032.883.078-04	28/8/2007	Aug 2010	2	N	Board Member	Chairman
02	Nelson Bizzachi Spinelli	002.602.158-72	28/8/2007	Aug 2010	2	N	Board Member	Deputy Chairman
03	*Alfredo Setúbal*	014.414.218-07	28/8/2007	Aug 2010	2	N	Board Member	
04	Alvaro O. L. Musa dos Santos	067.645.928-53	28/8/2007	Aug 2010	2	N	Board Member	
05	Ary Oswaldo Mattos Filho	120.931.148-87	28/8/2007	Aug 2010	2	N	Board Member	
06	José Roberto M de Barros	005.761.408-30	28/8/2007	Aug 2010	2	N	Board Member	
07	Luiz Felipe P. Lampreia	290.744.287-20	28/8/2007	Aug 2010	2	N	Board Member	
08	Manoel Horácio da Silva	066 526.978-15	28/8/2007	Aug 2010	2	N	Board Member	
09	Pedro Pullen Parente	059.326.371-53	28/8/2007	Aug 2010	2	N	Board Member	
10	Gilberto Mifano	566.164.738-72	28/8/2007	Aug 2010	1	N	Officer	CEO
11	Helcio Fajardo Henriques	180.717.247-34	28/8/2007	Aug 2010	1	N	Officer	Corporate Relations
12	Francisco Carlos Gomes	949.862.078-49	28/8/2007	Aug 2010	1	N	Officer	CFO

* CODE: 1 – OFFICER ONLY.
2 – MEMBER OF BOARD OF DIRECTORS ONLY.
3 – MEMBER OF BOARD OF DIRECTORS AND OFFICER.

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

02.02 – PROFESSIONAL BACKGROUND AND ACADEMIC DEGREE OF EACH OFFICER, MEMBER OF THE BOARD AND MEMBER OF THE FISCAL COUNCIL

The table below sets forth the name, age, position, and date of election for each member of the board of directors:

Name	Age	Position	Date elected
Raymundo Magliano Filho	65	Chairman	August 28, 2007
Nelson Bizzacchi Spinelli	66	Deputy chairman	August 28, 2007
Alfredo Egydio Setúbal	49	Director	August 28, 2007
Manoel Horácio da Silva	62	Director	August 28, 2007
Álvaro O. L. Musa dos Santos	61	Independent Director	August 28, 2007
Ary Oswaldo Mattos Filho	67	Independent Director	August 28, 2007
José Roberto Mendonça de Barros	63	Independent Director	August 28, 2007
Luiz Felipe Palmeira Lampreia	65	Independent Director	August 28, 2007
Pedro Pullen Parente	54	Independent Director	August 28, 2007

Below we provide the principal occupation and other relevant biographical information of each member the board of directors:

Raymundo Magliano Filho. Mr. Magliano Filho is the Chairman of our board of directors, having been elected to the position in 2001 (at that time, he served BOVESPA and CBLC). Mr. Magliano Filho holds a degree in business administration from the Getúlio Vargas Foundation (*Fundação Getúlio Vargas*), or FGV, and is the controller of Magliano SA CCVM, where he has worked as a securities broker since the 1960s. He is also currently a member of the federal government's Council on Economic and Social Development (*Conselho de Desenvolvimento Econômico e Social*), or CDES, and has been a member of the National Financial System Resources Council (*Conselho de Recursos do Sistema Financeiro Nacional*). Mr. Magliano Filho has accumulated several professional association positions, such as the positions of Vice President of the São Paulo Commercial Association (*Associação Comercial de São Paulo*) and superintendent of its Young Businessmen's Council.

Nelson Bizzacchi Spinelli. Mr. Spinelli is the deputy chairman of our board of directors, having been elected to the position in 2004 (at that time, BOVESPA and CBLC). He holds a degree in law from the Mackenzie Presbyterian University in São Paulo (*Universidade Presbiteriana Mackenzie de São Paulo*). Mr. Spinelli is the Controller and Chief Executive Officer of Spinelli SA CVMC, where he has worked as a securities broker since the 1960s; and also a member of the board of director of Multibroker S/A Corretoras Associadas. In the past, he has been a Consultative Director of the National Association of Securities, Exchange and Mercantile Brokers (*Associação Nacional das Corretoras de Valores, Câmbio e Mercadorias*), or ANCOR; a director of the Multi-Sponsored Pension Fund of the Financial and Capital Market Institutions (*Fundo de Pensão Multipatrocinado das Instituições do Mercado Financeiro e de Capitais*), or

MERCAPREV. Mr. Spinelli is currently an arbitrator of the Bovespa Market Arbitration Panel and a director of the BM&F.

Alfredo Egydio Setúbal. Mr. Setubal is a member of our board of directors. He holds an undergraduate and a postgraduate degree in business administration from the FGV, with a course in specialization from INSEAD (France). Mr. Setúbal is a member of the board of directors and the Executive Vice President of Banco Itaú Holding Financeira S.A, a Senior Vice President of Banco Itaú S.A, having also worked as an executive manager and an executive director at this institution. Mr. Setúbal is a member of the board of directors of Banco Itaú BBA S.A, an executive director of Banco ItauBank S.A., a Senior Vice President of Banco BEG, the Executive Vice President of Banco Itaucard, an executive director of Cia Itaú de Capitalização, the executive vice president and the Chairman of the board of directors of Itaú Gestão de Ativos, the Chief Executive Officer of Intrag, the Chief Executive Officer of Itaubank Distribuidora de Títulos e Valores Mobiliários, a executive manager of Cia Itauleasing de Arrendamento Mercantil, a Vice President of Investimentos Bemge and a member of the board of directors of Banco Itaú Europa. Mr. Setúbal is the President of the National Association of Investment Banks (*Associação Nacional dos Bancos de Investimento*), or ANBID, a member of the consulting council of the Securities Distributors' Association (*Associação da Distribuidora de Valores*), or ADEVAL, and a member of the deliberative council of the Brazilian Association of Public Companies (*Associação Brasileira das Companhias Abertas*), or ABRASCA. In addition, he was the Chairman of the Board of Directors of the Brazilian Institute for Investor Relations (*Instituto Brasileiro de Relações com Investidores*), or IBRI, and the finance executive of São Paulo's Museum of Modern Art (*Museu de Arte Moderna de São Paulo*), or MAM.

Manoel Horácio da Silva. Mr. Silva is a member of our board of directors. Mr. Silva holds a degree in business administration from the São Paulo Catholic University (*Universidade Católica de São Paulo*), and an MBA from the Advanced Management Program at Harvard Business School. Mr. Silva is the chief executive officer of Banco Fator. Mr. Silva was the Chief Executive Officer of Telemar, the Chief Executive Officer of the paper and pulp division of Cia Vale do Rio Doce and the chief executive officer of Vale Energia and of Doce Nave. He also worked for the Ericsson do Brasil group for 23 years, holding the position of Chief Executive Officer in several companies of this same group. In addition, he was the Chief Executive Officer of Ficap and Corporate Chief Executive Officer of Sharp Equipamentos Eletrônicos. Mr. Silva was the Chairman of the board of directors of Doce Nave and Cenibra, and a member of the board of directors of FICAP, Caraíba Metais, Sadia, Gradiente and Tele Norte Leste Participações. In 1989, he was acknowledged as the financial executive of the year by the Brazilian Institute of Financial Executives (*Instituto Brasileiro de Executivos de Finanças*), or IBEF.

Álvaro O. L. Musa dos Santos. Mr. Santos is a member of our board of directors. Mr. Santos holds a degree in business administration from the FGV and is the managing partner of Partner Conhecimento. Mr. Santos was the Chief Executive Officer at Credicard and Banco Fininvest, an executive officer of Citibank (both in Brazil and New York), senior manager of Momento S.A. (a joint venture between Citibank and the Sharp Group for the supply of electronic quotation information), and a member of the executive board of CSU CardSystem. Mr. Santos authored several newspaper and magazine articles. He is a member of the board of director of the Monte Azul Community Association.

Ary Oswaldo Mattos Filho. Mr. Mattos Filho is a member of our board of directors. Mr. Mattos Filho is a lawyer and holds a bachelor's degree in law, a master's degree in business law and a doctorate in taxation law from the University of São Paulo (*Universidade de São Paulo*), or USP, as well as a master's degree in law from Harvard University. Mr. Mattos Filho is a founding partner of the Brazilian law firm Mattos Filho, Veiga Filho, Marrey Junior e Quiroga Advogados; an executive officer and a professor at the School of Law of FGV; an arbitrator at the Brazilian Center for Mediation and Arbitration (*Centro Brasileiro de Mediação e Arbitragem*), or CBMA and at the Market Arbitration Panel; a member of the Financial Law Institute of USP's School of Law; and member of the permanent arbitration body of FGV's Chamber of Conciliation and Arbitration. Mr. Mattos Filho was the president of the CVM, the Chairman of the board of directors of the FGV's Business School of São Paulo (*Escola de Administração de Empresas de São Paulo*), or EAESP/FGV, a member of the CMN and a member of its Privatization Commission.

José Roberto Mendonça de Barros. Mr. Barros is a member of our board of directors. Mr. Barros graduated in economics and holds a doctorate degree from USP; as well as a post-doctorate degree from the Economic Growth Center at Yale University. Mr. Barros is a consultant and a member of the board of directors of BUNGE Foundation, GP Investments, Tecnisa S.A., Frigorífico Minerva: and a member of the consultative council of Companhia Brasileira de Distribuição (Pão de Açúcar). Mr. Barros belonged to the strategic committee of Companhia Vale do Rio Doce, was a managing partner at Mendonça de Barros Associados S/C Ltda, a secretary for the Economic Policy at the Finance Ministry (*Secretário de Política Econômica do Ministério da Fazenda*), and executive secretary of the Foreign Trade Chamber of the Presidency of the Republic of Brazil (*Secretário Executivo da Câmara de Comércio Exterior da Presidência da República*). In the academic field, he was a visiting professor at the department of rural sociology and farm economics at Ohio State University, and an assistant professor at USP's School of Economics. Mr. Barros was a member of the board of directors of Companhia Energética de São Paulo, or CESP, Eletropaulo, CPFL and Comgás.

Luiz Felipe Palmeira Lampreia. Mr. Lampreia is a member of our board of directors. Mr. Lampreia studied sociology at the Catholic University of Rio de Janeiro, and is a qualified diplomat from the Rio Branco Institute (*Instituto Rio Branco*). Mr. Lampreia is a Brazilian diplomat and is a Vice President of the council of curators of CEBRI, President of the international relations committee of the *Federação das Indústrias do Rio de Janeiro*, or FIRJAN, a member of the board of directors at Sonae SGPS (Portugal), Sousa Cruz S/A, Partex Oil and Gas, TAFISA and Ampla Eletricidade. Mr. Lampreia is a member of the consultative council of the Coca Cola Company, Kissinger Mc Larty Associates, NOVARTIS do Brasil and the Council on Foreign Relations, in New York. Mr. Lampreia is a consultant for the Association of Pulp and Paper Manufacturers (*Associação dos Produtores de Celulose e Papel*), or Bracelpa, member of the international consultative council of Oxford Analytica and member of the Inter-American Dialogue, in Washington D.C.. Mr. Lampreia was a diplomat from 1962 to 1998, having taken over the joint mission to the U.N., the permanent delegation in Geneva, the embassy in Washington D.C., the embassy in Paramaribo, Suriname, the embassy in Lisbon and the embassy in Geneva. In Brazil, he was an economic advisor to the Foreign Relations Ministry (*Ministério de Estado das Relações Exteriores*), or MRE, the spokesman and secretary of the national press, secretary for international affairs at the Planning Ministry, subsecretary for bilateral political issues at the MRE, secretary-general of the MRE.

Pedro Pullen Parente. Mr. Parente is a member of our board of directors. Mr. Parente is an electronic engineering graduate from the University of Brasilia (*Universidade de Brasília*). Mr. Parente is an Executive Vice President of the Rede Brasil Sul and a member of the board of directors at América Latina Logística, or ALL, TAM and Suzano Petroquímica. Mr. Parente has held various positions in governments, including: the Chief Minister of Internal Affairs; interim Minister for Mining and Energy; Minister for Planning, Budget and Management; executive secretary of the Finance Ministry; consultant for the International Monetary Fund, based in Washington D.C.; national planning secretary; president of the Federal Data Processing Unit (*Serviço Federal de Processamento de Dados*), or SERPRO; the finance and budget secretary (*Secretário de Orçamento e Finanças*), or SOF; the national treasury secretary, assistant secretary-general at the Finance Ministry; secretary for financial programming and information technology secretary of the national treasury. Mr. Parente has participated on the boards of directors of Banco do Brasil S.A., Caixa Econômica Federal, Itaipu Binacional and Petrobrás.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

03.01 - EVENTS RELATED TO CAPITAL DISTRIBUTION

1 - BASE EVENT	2 - EVENT DATE	3 - INDIVIDUALS AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENT	6 - PREFERRED VOTING SHARES
	Aug 28, 2007	29.267	853	not	not

7 - PREFERRED VOTING SHARES	8 - DATE OF THE LAST SHAREHOLDERS' AGREEMENT
not	

SHARES IN THE MARKET

9 - ARE THERE SHARES RELEASED TO THE MARKET	ORDINARY		PREFERRED		TOTAL	
	10 - NUMBER (Unit)	11 - PERCENTAGE	12 - NUMBER (Unit)	13 - PERCENTAGE	14 - NUMBER (Unit)	15 - PERCENTAGE
	698.436 429	99.03%			698 436.429	99.03%

16 - PREFERRED SHARES IN THE MARKET		
1 - CLASS	2 - NUMBER (Unit)	3 - PERCENTAGE

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

03.02 – SHAREHOLDING POSITION OF HOLDERS WITH MORE THAN 5% OF ORDINARY OR PREFERRED SHARES

1 – ITEM	2 – NAME/CORPORATE NAME	3 – CPF/CNPJ No.	4 – NATIONALITY
	Others		

6 – ORDINARY SHARES (Unit)	7 – %	8 – PREFERRED SHARES (Unit)	9 – %	10 – TOTAL SHARES (Unit)	11 – %	12 – PART. IN CORP. CAPITAL	13 – PART. IN THE SHAREHOLDERS' AGRE
705.275.264	100%			705.275.264	100%		

15/1 – CLASS	15/2 – NUMBER OF PREFERRED SHARES (Unit)	15/3 – PREFERRED %

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

03.03 – DISTRIBUTION OF CAPITAL SHARES OF SHAREHOLDERS WITH MORE THAN 5% OF ORDINARY AND/OR PREFERRED SHARES

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

1 – ITEM	2 – NAME/CORPORATE NAME				3 – CPF/CNPJ No.			4 – NATIONALITY
6 – ORDINARY SHARES / STOCKS (Unit)	7 – %	8 – PREFERRED SHARES (Unit)	9 – %	10 – TOTAL SHARES / STOCKS (Unit)	11 – %	12 – PART. IN CORP. CAPITAL		13 – PART. IN THE SHAREHOLDERS' AGRI

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.01 – COMPOSITION OF CORPORATE CAPITAL

1 – DATE OF LAST MODIFICATION:

2 – ITEM	3 – TYPE OF SHARES	4 – REGISTERED OR BOOK ENTRY	5 – NOMINAL VALUE (Reais)	6 – No. OF SHARES (Unit)	7-SUBSCRIBED (Thousand Reais)	8-PAID UP (Thousand Reais)
01	Deposit Accounts			705.295.814	1.452.933.572	1.452.933.572
02						
99	TOTAL					

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.02 – SUBSCRIBED CORPORATE CAPITAL AND MODIFICATIONS IN THE LAST THREE YEARS

1 – ITEM	2 – DATE OF MODIFICATION	3 – CORPORATE CAPITAL VALUE (Thousand Reais)	4 – VALUE OF MODIFICATION (Thousand Reais)	5 – ORIGIN OF MODIFICATION	7 – NUMBER OF SHARES ISSUED (Unit)	8 – SHARE PRICE AT DATE OF ISSUE (Reais)
01	28/8/2007	890.879.528	890.878.528	Spin off of Bovespa's stake	432.465.530	2,06
02	8/28/2007	1.452.888.798	562.009.270	Shares integralization	272.809.728	2,06
03	1/17/2008	1.452.888.798	43.773	Shares Integratization	20.550	2,13

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.03 - BONUS / SPLIT OR GROUPING OF SHARES IN THE LAST THREE YEARS

1 - ITEM	2 - APPROVAL DATE	3 - NOMINAL VALUE PER SHARE BEFORE APPROVAL (Reais)	4 - NOMINAL VALUE PER SHARE AFTER APPROVAL (Reais)	5 - NUMBER OF SHARES BEFORE APPROVAL (Unit)	6 - NUMBER OF SHARES AFTER APPROVAL (Unit)
	08/15/2007			1.000	6

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

04.04 – AUTHORIZED CORPORATE CAPITAL

1 – NUMBER (Unit)	2 – VALUE (Thousand Reais)	3 – Date of Authorization
800.000.000		08/28/2007

04.05 – COMPOSITION OF THE AUTHORIZED CAPITAL

1 – ITEM	2 – TYPE	3 – CLASS	4 – NUMBER OF SHARES AUTHORIZED TO BE ISSUED (Unit)
	Common Share		800.000.000

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

05.01 – TREASURY SHARES

1 – ITEM	2 – TYPE OF SHARES	3 – CLASS	4 – MEETING	5 – TERM FOR ACQUISITION	6 – NUMBER TO BE ACQUIRED (Unit)	7 – AMOUNT TO BE SPENT (Thousand Reais)	8 – NUMBER ALREADY ACQUIRED (Unit)	9 – AMOUNT ALREADY SPENT (Thousand Reais)

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

06.01 – TREASURY SHARES

1 – ITEM	2 – GAIN	3 – APPROVAL OF EVENT DISTRIBUTION	4 – DISTRIBUTION APPROVAL DATE	5 – END OF FISCAL YEAR	6 – NET PROFIT OR LOSS IN THE PERIOD (Thousand Reais)	7 – GAIN AMOUNT PER SHARE	8 – TYPE OF SHARES	9 – SHARE CLASS	10 – GAIN AMOUNT (Thousand Reais)	11 – PAYMENT START DATE
01	Interest on equity	Board Meeting	12/27/2007	12/31/2007		0.0432	Common		30,467,891	01/15/2008
02										
03										
04										

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

06.03 – STATUTORY DISPOSALS OF CORPORATE CAPITAL

1 – ITEM	2 – SHARE TYPE	3 – SHARE CLASS	4 – % OF CORPORATE CAPITAL	5 – CONVERTIBLE	6 – TO BE CONVERTED ON	7 – VOTING SHARE	8 – TAG ALONG %	9 – PRIORITY IN THE REIMBURSEMENT OF CAPITAL	17 – NOTES
	Common Share		100,00			Full	100,00		

10 – PREMIUM	11 – DIVIDEND TYPE	12 – % DIVIDEND	13 – R$/SHARE	14 – CUMULATIVE	15 – PRIORITY	16 – CALCULATED ON

06.04 – STATUTORY MODIFICATION / COMPULSORY DIVIDEND

1 – DATE OF LAST STATUTORY MODIFICATION	2 – COMPULSORY DIVIDEND (% OF PROFIT)
08/28/2007	25%

01.02 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

07.01 – ADMINISTRATORS' COMPENSATION AND INTERESTS OF IN PROFIT

1 – ADMINISTRATORS' INTERESTS IN PROFITS	2 – GLOBAL COMPENSATION OF ADMINISTRATORS (Thousand Reais)	3 – PERIODICITY
YES	3,000,000	annual

07.02 – INTERESTS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1 – FINAL DATE OF THE LAST FISCAL YEAR:
2 – FINAL DATE OF THE PREVIOUS FISCAL YEAR:
3 – FINAL DATE OF THE PREVIOUS FISCAL YEAR:

4 – ITEM	5 – DESCRIPTION OF INTERESTS AND CONTRIBUTIONS	6 – AMOUNT OF LAST FISCAL YEAR (Thousand Reais)	7 – AMOUNT OF THE PREVIOUS FISCAL YEAR (Thousand Reais)	8 – AMOUNT OF THE PREVIOUS FISCAL YEAR (Thousand Reais)
01				
02				

07.03 – INTERESTS IN CONTROLLED AND/OR AFFILIATE COMPANIES

1 – ITEM	2 – CORPORATE NAME OF CONTROLLED OR AFFILIATE COMPANY		3 – CNPJ No.	4 – CLASSIFICATION	5 – 100% INTERESTS IN THE CAPITAL OF THE INVESTED COMPANY	6 – 17.08% NET EQUITY OF INVESTOR
	Bolsa de Valores de São Paulo		02.584.094/0001-19	Private company		
7 – TYPE OF COMPANY Service Provider			8 – 01/31/2006 START DATE OF LAST FISCAL YEAR	9 – 12/31/2006 END DATE OF LAST FISCAL YEAR	10 – 758 No. OF SHARES IN THE LAST FISCAL YEAR	
11 – 1/31/2005 START DATE OF PREVIOUS FISCAL YEAR	12 – 12/31/2005 END DATE OF PREVIOUS FISCAL YEAR	13 – 763 No. OF SHARES IN THE PREVIOUS FISCAL YEAR	14 – 01/31/2004 START DATE OF PREVIOUS FISCAL YEAR	15 – 12/31/2004 END DATE OF PREVIOUS FISCAL YEAR	16 – 794 No. OF SHARES IN THE PREVIOUS FISCAL YEAR	

1 – ITEM	2 – CORPORATE NAME OF CONTROLLED OR AFFILIATE COMPANY		3 – CNPJ No.	4 – CLASSIFICATION	5 – 100% INTERESTS IN THE CAPITAL OF THE INVESTED COMPANY	6 – 29.91% NET EQUITY OF INVESTOR
	Companhia Brasileira de Liquidação e Custódia		60.777.661/0001-50	Private company		
7 – TYPE OF COMPANY Service Provider			8 – 01/31/2006 START DATE OF LAST FISCAL YEAR	9 – 12/31/2006 END DATE OF LAST FISCAL YEAR	10 – 81,502 No. OF SHARES IN THE LAST FISCAL YEAR	
11 – 1/31/2005 START DATE OF PREVIOUS FISCAL YEAR	12 – 12/31/2005 END DATE OF PREVIOUS FISCAL YEAR	13 – 81,502 No. OF SHARES IN THE PREVIOUS FISCAL YEAR	14 – 01/31/2004 START DATE OF PREVIOUS FISCAL YEAR	15 – 12/31/2004 END DATE OF PREVIOUS FISCAL YEAR	16 – 81,502 No. OF SHARES IN THE PREVIOUS FISCAL YEAR	

09.01 – BRIEF HISTORY

Our History

Our origin dates to 1890, when the *Bolsa Livre* was created. Beginning in the 1960's, we became a mutualized not-for-profit stock exchange, and through the years we continued to operate as a mutual organization until our recent demutualization. Also in the 1960's, when new legislation was enacted to regulate the Brazilian capital markets, we adopted the name *Bolsa de Valores de São Paulo.*

In the early 1970's, we implemented an automated system to record trades, market prices and other information on traded securities, which gave us the ability to promptly disseminate this type of information through our electronic system. By the late 1970's, we pioneered the trading of share options on the Brazilian capital markets.

Later, in the 1980's, two fundamental factors contributed decisively to our development: (i) the creation of mutual funds, including equity-oriented funds and pension funds, and (ii) the transition from a physical to an electronic booking system for our securities custody services, which contributed to more efficient clearing, settlement and custody procedures, and greater liquidity in our securities market.

In the early 1990's, we introduced a computer assisted trading system, or CATS, developed by the Toronto Stock Exchange, which operated in conjunction with the open outcry trading sessions, using remote terminals installed in the facilities of our broker-members. In 1997, we transitioned our electronic trading system to the *Mega Bolsa*, an advanced system developed by the then *Bourse de Paris* (currently Atos Euronext Market Solutions). In 1998 CBLC was organized as a corporation to operate a modern structure for depository services and for the clearing and settlement of securities traded on our exchange and OTC market, which permitted banking institutions to operate as clearing agents. In 1999, we launched our Home Broker initiative, an Internet-based remote access tool for retail investors.

In 2000, for purposes of consolidating all Brazilian equities and equity derivatives trading on a single exchange, we implemented an integration program with the other eight Brazilian stock exchanges, and BVSP (formerly, BOVESPA) became the only exchange operator for equities and equities derivatives in Brazil. During this integration process, we acquired CLC, through our subsidiary CBLC. CLC was then in charge of the services of settlement and custody of securities traded on the BVRJ.

In 2000, we also launched three special listing segments with additional corporate governance requirements: *Nível 1, Nível 2* and the *Novo Mercado.* In 2001, we launched *Bovespa Fix*, an electronic platform for the trading of fixed income securities, and in 2002, with the incorporation of SOMA, an OTC market, we began operating and later concentrated all trading on the organized equity market in Brazil. In September 2005, we closed our trading floor and became a fully electronic market. On August 28, 2007, our demutualization was approved, and all of BVSP's and CBLC's equity holders became our shareholders.

09.03 – BUSINESS SEASONAL PERIOD

Seasonality

Unlike other international markets, we have not observed significant seasonality in our activities.

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

10.01 - PRODUCTS AND SERVICES OFFERED

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES	3 - % NET REVENUE
01	Transctions revenues - trading	54.30
02	Transctions revenues - clearing and settlement	29.8
03	Securities Lending	5.4
04	Listing	2.8
05	Others	7.7

Group 10 - Products and Services

Our business comprises the entire chain of transactions taking place within the scope of securities trading in the public capital market, which includes (i) trading; (ii) clearing and settlement; (iii) securities lending; (iv) activities as central depository and custodian of securities and related services; (v) listing new securities for trading; (vi) sale of market data and information; and (vii) licensing software and indexes.

The activities we develop through our subsidiary BVSP specifically consist of new listings of securities, trading, sale of market data and information, data processing, and licensing software and indices, while our other activities are performed through our subsidiary CBLC.

Our primary source of revenues is represented by transaction fees, which are generated as a percentage of the value of trades and settlements taking place in our markets. Our trading, clearing and settlement operations represented 81.3% of our gross operating revenue for the year ended December 31, 2006. With the approval of CVM Rule 461, we will derive additional revenue from a change in our policy with our members, as we will begin to charge for access to our trading systems.

Trading

We offer market participants several mechanisms and tools for the trading of securities on our exchange and organized OTC market.

We operate the only active exchange and organized OTC market in Brazil for trading in equity securities, including stocks, share receipts, depository certificates representing shares of Brazilian issuers, BDRs representing shares of foreign issuers, stock derivatives, subscription rights, units of closed-end investment funds and units of *real* estate investment funds, non-standardized options and other securities authorized by the CVM.

Our revenues derive from the transaction fees we charge, which consist of a percentage of the value of trades and settlements on our markets. Our revenues from trading for the year ended December 31, 2006 and for the six-month period ended June 30, 2007 were R$243.4 million and R$195.6 million, respectively, which as a percentage of our gross operating revenues represented 56.0% and 57.0%, respectively.

We believe trading on our exchange and OTC markets provides participants, whether they are our members, issuers or investors, with a combination of streamlined, efficient, transparent, secure and high quality services. In addition, trading, clearing and settlement take place through integrated fully electronic systems, resulting in a fully automated process, accomplished pursuant to the straight-through processing concept, or STP.

There are over 5,900 equity-based financial instruments that may be traded on the cash market, on the forward market or on the options market, with a majority of these instruments trading on the forward and options markets.

The table below sets forth information on the value traded in the fixed income and equity securities markets:

Total Financial Trading Value (in R$ millions)	Years ended December 31, 2002	2003	2004	2005	2006	'02 '06 – CAGR	Six-month period ended June 2006	Six-month period ended June 2007	%	Traded value financial instruments – July 07
Total equity and fixed income securities	**133,957.7**	**197,871.8**	**294,728.1**	**390,247.1**	**579,850.1**	**44%**	**298,266.2**	**466,350.3**	**56.4**	**5,972**
Equity Securities	**133,619.0**	**197,416.4**	**292,626.3**	**388,232.1**	**578,629.7**	**44%**	**297,606.2**	**465,922.2**	**56.6**	**5,676**
Cash market	120,033.8	174,770.5	261,630.6	353,683.0	535,226.1	45%	278,451.5	432,399.6	55.3	1,408
Forward market	5,110.4	6,443.8	10,496.4	13,194.4	20,043.6	41%	8,990.8	15,157.2	68.6	2,162
Options market	8,474.8	16,202.1	20,499.3	21,354.7	23,360.0	29%	10,163.8	18,365.1	80.7	2,085
Fixed Income	**338.7**	**455.4**	**2,101.7**	**2,015.0**	**1,220.3**	**38%**	**660.0**	**428.4**	**(35.1)**	**296**

Source: BVSP.

The daily average value traded on our markets increased from R$558 million in 2002 to R$2.4 billion in 2006, representing CAGR of 44.5%. As a percentage, the daily average value traded in the first nine months of 2006, as compared to the same period in 2007, increased by 88.4%. The average daily volume traded followed this trend, increasing from 28,000 transactions in 2002 to 87,000 transactions in 2006. In the month of September 2007, the average daily value traded was R$4.7 billion, while the average daily trading volume was 158,000 (in 2003, 2004, 2005, 2006, and during the six months ended June 30, 2007, the average daily trading volume was 39,600, 53,800, 62,200, 87,500, and 127,000, respectively).

Clearing and Settlement

We are the only Brazilian central counterparty for the equity, equity derivatives and fixed income corporate bond markets. We also provide risk management services and other protection mechanisms to handle payment default or failed delivery. We act as central counterparty for all clearing agents, absorbing the risks of the counterparties involved in a trade transaction and its clearing and settlement, carrying out multilateral activities for the financial settlement and clearing of securities. In addition, we provide settlement services without acting as a central counterparty, so that participants may set a date and time for settlement.

We believe our clearing and settlement model provides market participants a modern and efficient structure, and we have extended our clearing and settlement services beyond those for equity securities to include other financial instruments, such as fixed income securities of private issuers. In addition, we provide clearing and settlement services for public offerings of securities conducted on the non-organized OTC market.

Our revenues from clearing and settlement services for the year ended December 31, 2006 were R$127.8 million and R$107.5 million for the six-month period ended June 30, 2007, which as a percentage represented 28.0 % and 29.8% of our gross operating revenues for these periods, respectively.

Our revenues from these activities are based on a percentage of the value of the settled trade, which varies depending on the type of trade or market on which it is carried out. The amounts and increases recorded for trades settled on the CBLC are substantially the same as those recorded for the trading transactions on the BVSP.

Securities Lending

The CBLC also provides securities lending services, which allows investors to borrow securities traded on our exchange against the receipt of collateral provided by borrowers looking to implement short sale or arbitrage transactions.

We have been offering securities lending services for over ten years, for which CBLC acts a central counterparty by adopting strict risk management policies and issuing rules to ensure suitable management of operations in this market.

Our revenues from services provided in securities lending transactions for the year ended December 31, 2006 were R$17.7 million and R$19.5 million for the six-month period ended June 30, 2007, which as a percentage represented 3.9% and 5.4% of our gross operating revenues for these periods, respectively.

Increases in the traded value of securities covered by lending transactions have had a significant role in the ensuring liquidity of the cash stock market over the last several years. The increase in liquidity is primarily the result of securities borrowed for sale in arbitrage transactions, followed by purchases of other securities with the proceeds from the arbitrage sale. Upon maturity of the lending transaction, a reverse arbitrage transaction takes place.

As the facilitating agent in the lending process, the CBLC also contributes to improving the efficiency of the clearing and settlement procedures involved in these transactions, because CBLC promptly and compulsorily procures automatic loans in the event of non-delivery of securities sold.

We charge fees on each lending transaction on our system. These fees are based on the value of the transaction, which is calculated using the average market price of the borrowed asset as of the day preceding the record of lending or the average market price as of the day preceding the maturity date, as defined pursuant to information on the fee base provided by the lender and borrower when the lending transaction is recorded. Additionally, we charge a minimum fee of R$10.00 per recorded transaction. We do not charge a minimum fee in the case of automatic loans.

Services provided as central depository and custodian

We act as central depository and custodian of the securities traded on our equity and fixed income markets, and are the only CDS in Brazil. We operate a fungible custodian and depository service for securities and hold, in a fiduciary capacity, all deposited securities. We adopt a daily reconciliation process for all deposited securities, which we maintain in book-entry form and identify by assigning an ISIN number, observing a structure of individually segregated accounts that identify the investor in each account.

Our revenues from services as depository and custodian of securities and from back-office services were R$20.0 million and R$12.2 million, for the year ended December 31, 2006 and for the six-month period ended June 30, 2007respectively. As a percentage of our gross operating revenues, these figures represented 4.4% and 3.4%, respectively. The financial value of the assets deposited with the CBLC has increased significantly from R$211.1 billion as of December 31, 2002 to R$894.8 billion as of June 30, 2007.

We believe that we provide a safe central depository structure, with accounts segregated by investor, in order to ensure the protection of the securities held by each investor, and identify the final investor during the clearing and settlement process. The custody management services provided by the CBLC for securities traded on our markets have been certified pursuant to the ISO 9001:2000 standard, as granted by SGS ICS Certificadora Ltda., a world renowned organization for certification of quality management systems. Our custody management services were also recognized by the Brazilian National Institute of Metrology, Normalization and Industrial Quality (*Instituto Nacional de Metrologia, Normalização e Qualidade Industrial*), or INMETRO.

We provide the same services provided to participants in the equity securities market to fixed income securities issuers and investors. We provide services such as individual depository accounts, mailing statements of account and operations to investors, transfering funds and real-time deposit account transactions. Issuers and fiduciary agents have access to lists of holders of securities, allowing for quick and easy communication between issuers and investors or between custodian agents and investors.

We also provide special services to the market in general, such as CBLC back-office custodian services for managers of investment funds, investment clubs and closed-end private pension funds.

Listings

Our listing activities consist of listing new securities for trading on our fully electronic systems. We maintain different listing segments on our exchange and on the OTC market.

We derive revenues from our listing services through annual fees calculated as a percentage of the capital stock of companies listed on our exchange, which may vary between R$8,000 and R$850,000 per issuer. In addition, we derive revenues from listing services in our OTC market by charging a fixed annual fee of R$8,000 from most listed entities. Our revenues from listing services for the year ended December 31, 2006 amounted to R$18.7 million and R$10.0 million for the six-month period ended June 30, 2007, which as a percentage of our gross operating revenues represented 4.1% and 2.8%, respectively.

Sale of market data and information

We sell data and information generated in our equity and fixed income markets, information on our indices, and news reports on the Brazilian securities markets to authorized local and international agents. We currently authorize vendors and brokers to broadcast or retransmit our market data.

Our revenues from sales of market data for the year ended December 31, 2006 amounted to R$9.0 million and R$5.2 million for the six-month period ended June 30, 2007, which as a percentage of our gross operating revenues represented 2.0% and 1.4%, respectively.

In this line of business, vendors purchase directly from us the rights to broadcast or retransmit our information, thereby benefiting from our infrastructure and technical support for the receipt of signals directly transmitted by us or indirectly by other intermediating vendors. As of June 30, 2007, there were over 57,000 customers receiving our information, including both professional and retail investors of brokerage firms and other financial institutions with access to our markets.

We also sell market data and information to brokers and broker-dealers, who can gain access to our information in either of two ways: (i) directly from the BVSP, in which case they benefit from our infrastructure and technical support for the receipt of data, or (ii) indirectly through a vendor or Home Broker provider. As of June 30, 2007, there were approximately 136,000 customers of our domestic vendors, which include both professional and retail investors.

Licensing activities

Software

We have developed and licensed an integrated brokers' management system known as Sinacor. We believe that Sinacor provides secure, efficient and effective services, with capacity to process several middle and back-office activities for brokerage firms and other financial institutions, including direct access to BVSP's, CBLC's and our systems, as well as to BM&F's systems.

Stock Market Indices

In contrast with what occurs in most markets, we are responsible for managing, compiling, disseminating, licensing and maintaining our indices, which we believe ensures strict adherence to the technical rules and procedures involved in the calculation methods for compiling each of these indices.

We develop indices in order to offer benchmarks to the market, and to promote and disseminate new products. As benchmarks, broad-base indices reflect the overall performance of the capital markets, while more specialized indices track the performance of specific sectors or segments of the market, as in the case of restricted, theme or industry-based indices.

Indices are also generally used to promote new products. Increasingly innovative financial products, and the expansion and sophistication of trading on the capital markets have created a need for effective tools to hedge investment portfolios or plan profitable strategies deriving from trading on indices.

Our primary index is the Bovespa Index, or Ibovespa, the most traditional and important indicator of the average performance of stocks traded on the Brazilian stock exchange market. According to a report by the Brazilian National Association of Investment Banks (*Associação Brasileira dos Bancos de Investimento*), or ANBID, as of August 21, 2007, there were 223 index-benchmarked funds using our Ibovespa index as their performance indicator.

Through licensing fees, we receive a monthly percentage of the revenues from trading of futures contracts related to the Ibovespa index that take place on the BM&F. In addition, there are 101 financial products traded abroad that are benchmarked to our Ibovespa index, for which we also charge licensing fees. The license agreement we executed with the BM&F has been in effect since 1986. Under this agreement we may not trade in futures contracts benchmarked to our Ibovespa index or our IBrX-50 index. We may, however, trade in index options whose underlying securities are the Ibovespa and IBrX-50 indices. The license agreement we maintain with the BM&F may be terminated by either party upon one-year's notice.

In addition to the Ibovespa, we compile a number of other indices, including the Corporate Sustainability Index (*Índice de Sustentabilidade Empresarial*), or ISE, the Special Corporate Governance Stock Index (*Índice de Ações com Governança Corporativa Diferenciada*), or IGC, the Brazil Index-50 (*Índice Brasil 50*), or IBrX50, the Brazil Index (*Índice Brasil*), or IbrX, the Valor Bovespa Index – 2nd Tier (*Índice Valor Bovespa – 2ª Linha*), or IVBX-2, the Special Tag-Along Stock Index (*Índice de Ações com Tag Along Diferenciado*), or ITAG, the Electric Power Index (*Índice de Energia Elétrica*), or IEE, the Industrial Sector Index (*Índice do Setor Industrial*), or INDX, and the Telecommunications Sector Index (*Índice Setorial de Telecomunicações*), or ITEL.

10.02 – RAW MATERIALS AND SUPPLIERS

1 – ITEM	2 – RAW MATERIAL	3 – IMPORTS	4 – IMPORTS COST (thousand Reais)	5 – AVAILABLE IN DOMESTIC MARKET	6 – AVAILABLE IN FOREIGN MARKET
7 – NAME OF SUPPLIER		8 – TYPE SUPPLIER		9 – % OF SUPPLY OVER THE TOTAL ACQUIRED BY THE COMPANY	

11 - Production and Processing

Electronic Trading Systems

We have adopted electronic trading systems to handle and carry out purchase and sale trades, auctions, and special trading in securities listed on our exchange and on the OTC market, whether involving fixed income or equity securities.

Mega Bolsa

After seven years using CATS developed by the Toronto Stock Exchange, in 1997 we changed our electronic trading system to the *Mega Bolsa*, an advanced system developed by what was then known as *Bourse de Paris* (currently Atos Euronext Market Solutions). After we terminated our remaining open outcry trading sessions in 2005, we had completed our transition to a fully electronic market. At that time, all trading in equity securities taking place on our markets was processed through *Mega Bolsa*. In addition, trading, clearing and settlement, as well as depository services are executed through fully integrated electronic systems, resulting in a completely automated process.

Our fully electronic trading systems process all trading activity involving equities and purchase and sale orders, providing reliable, streamlined and transparent services to investors, our brokerage firms, other financial institutions with access to our markets and news agencies by allowing real-time, online follow-up of all orders through either the Internet or the private networks connected to our systems.

Offers to buy and sell securities on our markets are displayed on over a thousand trading screens in the facilities of brokerage firms and other financial institutions that have access to our markets and may also be available to retail and institutional investors through an outbound routing mechanism for available orders.

In addition, our *Mega Bolsa* system permits monitoring for purposes of tracking and identifying possible problems, including response time deviation. Thus, we can gather data from the system and develop programs or tools to enhance the performance of our platforms. By reducing the time necessary to process and send trade orders to the markets, it becomes possible to register trades automatically by using automated trade orders, or program trading.

Our system had recorded orders with average response time below half a second, and was operating between 30% and 40% of our average processing capacity, disregarding peaks in system use. The peak activity in a single trading day recorded 1.2 million registered orders and over 285,000 trade transactions closed, which occurred on August 15, 2007.

We also implemented gateways for receipt of orders through a routing order system, which were designed for three categories of clients:

a) *retail investors* – including natural persons, non-financial legal entities and investment clubs;

b) *institutional buyers* – including mutual investment funds, private pension funds, insurance companies and other institutional buyers; and

c) *portfolio managers* – including client portfolios managed by accredited managers.

The features and services available for order routing purposes are more limited compared to those available at *Mega Bolsa* system terminals.

Bovespa Fix and Soma Fix

The electronic system adopted in our markets for trading in fixed income securities is the SIOPEL system, which was a software developed by the principal fixed income market of Argentina, the *Mercado Abierto Electronico S.A.*, or MAE. Upon acquiring this trading platform in 2001, BVSP and MAE agreed to a partnership that also includes the electronic stock market of Uruguay, the *Bolsa Electronica de Valores del Uruguay S.A.*, or BEVSA, for the purpose of investing jointly to further develop and improve the software.

Since this software was originally designed to apply to the fixed income markets, it includes trading characteristics of that market, such as bid rate, request to quote and bid-offer spread.

In addition to providing the fixed income market with a secure, modern and reliable platform, one significant advantage of the SIOPEL software is the flexibility it affords to market operators and traders. This software is also used by the BM&F in its government bond market, as well as by the Colombian Stock Exchange and the *Banco República de Colômbia*.

Commercial Relations with Brokerage Firms and Other Financial Institutions Entitled to have Access to our Markets

With the approval of CVM Rule 461, brokerage firms and other financial institutions now have access to our trading systems pursuant to an agreement with BVSP in which they will: (i) adhere to our rules of conduct, including our operational manual, our operational procedures manual, our participant's manual, and other rules and regulations of conduct issued by our subsidiary BVSP; (ii) acquire minimum technological support and services to ensure a minimum infrastructure to access our trading systems; and (iii) agree to charge fees from investors on our behalf.

In addition to the minimum services and technological support, brokerage firms and other financial institutions with access to our markets will have the option to acquire additional services.

Access to our exchange is granted only to brokerage firms and other financial institutions pursuant to commercial conditions classified according to the following three categories: (i) full access – brokers that may operate anywhere in Brazil; (ii) regional access – brokers that operate predominantly in certain states (Espírito Santo, Minas Gerais, Paraná, Rio Grande do Sul, and Santa Catarina); and (iii) pioneering access – brokers that operate predominantly in any state other than the states indicated above. Regional and pioneering brokers receive favorable price treatment if at least 40% of their clients and 40% of their traded value originates from their own regions.

In the fixed income and organized OTC markets we also grant access to investment banks and other financial institutions.

Every broker authorized to operate on our exchange is required to purchase the minimum services and technological support we provide for access to our systems. This monthly fee is lower for regional and pioneering brokers, as a part of our strategy for regional expansion. The fees we will charge for access to our trading systems are assessed every three months, based on the total fees paid in the preceding quarter, and may vary as indicated in the table below.

Category	Monthly fee	Maximum discount
	(in R$)	
Full access	30,000	20,000
Regional access	12,000	8,000
Pioneering access	6,000	4,000

The number of brokerage firms and other financial institutions authorized to operate on our organized markets is subject to prior approval by the CVM, and for a period of twelve months following our demutualization, no new authorizations will be granted or migrations from one category to another will be authorized. However, we may allocate existing access authorizations that may become available within this period due to the termination of a broker pursuant to our access regulation. This twelve-month waiting period will not apply to pioneering brokers or the participants in the fixed income and OTC markets. Access to our trading systems is non-negotiable and non-transferable among brokerage firms and other financial institutions.

Our commercial policy for access to our trading systems is subject to change, with new conditions of access taking effect in the subsequent calendar quarter.

With the approval of CVM Rule 461, our relationships with brokerage firms and other financial institutions with access to our markets will be subject to our new policy.

Custodian agents

Through our subsidiary, CBLC, acting as custodian of securities, we accredit certain brokerage firms and other financial institutions entitled to access our markets to act as custodian agents. Our custodian agents are responsible for maintaining the securities accounts of investors in the central depository system of the CBLC.

The custody accounts maintained by custodian agents in our central depository system are segregated by investor.

Custodian agents enter into custody service agreements with our subsidiary CBLC, pursuant to which they agree to: (i) adhere to our operational manual, our operational procedures manual, and other rules and regulations of conduct issued by our subsidiary CBLC, and (ii) pay us a monthly fee of R$6.90 for each active custody account maintained in our central depository system.

Clearing agents

Through our subsidiary CBLC, acting as a clearing and settlement company, we accredit certain brokerage firms and other financial institutions to act as clearing agents. Our clearing agents are responsible for the clearing of securities and financial settlement of trade transactions in securities listed on our trading systems.

Clearing agents are required to adhere to our operational manual, our operational procedures manual, and other rules and regulations of conduct issued by our subsidiary CBLC and agree to pay us a clearing fee within the periods, in the form and amounts established in our regulatory and operating rules.

Competition

At an international level, we face competition principally from the United States' capital markets. As of September 30, 2007, 37 publicly-held companies listed on our stock market had American Depository Receipts, or ADR, programs trading on either the NASDAQ Stock Market or the New York Stock Exchange, or NYSE, and 45 other companies had Depository Receipts, or DR, programs trading on the OTC market. During the 1990's, there was a significant movement of listings of Brazilian companies to other international markets, particularly to the NYSE. In the last few years, however, this migratory movement has substantially declined, such that among the 84 newly listed companies on our stock market since 2004, only four companies also listed securities in the United States.

Since 2002, after the integration of eight Brazilian stock exchanges and the acquisition of SOMA were complete, and the acquisition of SOMA, we are the only organized securities market operator (through our equities and equity derivatives exchange and OTC market) in Brazil. We currently face competition by the Custody and Settlement Chamber (*Câmara de Custódia e Liquidação*), or CETIP, for listings and trading of fixed income securities of private issuers traded on our markets, as well competition by the BM&F in the derivatives markets.

In Latin America we compete with other national stock exchanges for listings of Latin American issuers and as a result we are developing products targeting these issuers. As of September 30, 2007, a total of seven issuers had listed BDRs on our markets.

12.01 – MAIN PATENTS, COMMERCIAL BRANDS AND FRANCHISES
Intellectual Property (Brands, Patents and Licenses)

Intellectual Property

Trademarks

Our trademarks are duly registered or in the process of being registered in Brazil with the National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. During the registration process, an applicant has a right to use the trademark for which registration is applied for purposes of identifying its products and services. However, entitlement and right to exclusive use of the trademark is acquired only upon actual registration of the trademark.

We currently hold title (either individually or through our subsidiaries) to 125 registered trademarks for the classes of products and services related to our business, including the trademarks "Bovespa – Bolsa de Valores de São Paulo", "Bovespa", "Ibovespa" and "BVSP." In addition, we have 88 applications for trademark registration filed with the INPI, also for products and services within our core businesses.

We also hold title to 54 registered trademarks in different countries in South America, Europe, Asia and the United States, such as "Bovespa – Bolsa de Valores de São Paulo", "Ibovespa" and "Bovespa – São Paulo Stock Exchange," as well as one pending application for trademark registration.

Domain names

We hold title in Brazil to 47 domain names registered in Brazil with *Núcleo de Informação e Coordenação do Ponto Br*, or NIC.Br, a not-for-profit organization that implements the decisions and plans of the Internet steering committee in Brazil and acts as the Brazilian domain name registrar. Our domain names include www.bovespa.com.br, www.abolsadobrasil.com.br and www.bovespaonline.com.br.

Group 13 - Real Estate

The principal real estate owned by us is located at Rua XV de Novembro, 275, in the city of São Paulo, state of São Paulo, where we also have our central management and 728 employees.

This building has been listed by the Municipal Council for Preservation of the Historic, Cultural and Environmental Heritage of São Paulo (*Conselho Municipal de Preservação do Patrimônio Histórico, Cultural e Ambiental de São Paulo*), or CONPRESP, subjecting us to the legislation governing listed properties. In addition, as a result of the integration of the stock markets of the other eight Brazilian stock exchanges initiated in 2000, we also own real estate in other Brazilian capital cities.

The main real estate owned by our subsidiary CBLC is located in the city of São Paulo, in the state of São Paulo, and consists of the premises where we maintain contingency units for our subsidiaries CBLC, BVSP and BSM. These two properties are subject to certain tax liens as a result of tax legal proceedings filed against us by the Municipality of São Paulo.

14.01 – ENTREPRENEURIAL AND/OR RESULTS PROJECTIONS

14.02 – RECOMMENDABLE, BUT NOT COMPULSORY INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The combined financial statements were prepared in accordance with Accounting Practices Adopted in Brazil. The combined financial statements as of and for the years ended December 31, 2005 and 2006 and as of and for the six-month periods ended June 30, 2006 and 2007, were audited by PwC. The combined financial statements as of and for the year ended December 31, 2004 were audited by BDO Trevisan Auditores Independentes.

Overview

We are the fastest-growing equities and equity derivatives exchange in the Americas and the third fastest-growing exchange worldwide in terms of average daily traded value in U.S. dollars between 2002 and the first six months of 2007, among exchanges with an average daily traded value exceeding US$1 billion (based on data for the first six months of 2007, according to the WFE). We operate the only active equity and equity derivatives exchange in Brazil, and we are the largest exchange in Latin America in terms of:

- traded share value, with a market share of 71% of the total of all Latin American exchanges in the first six months of 2007;
- market capitalization, with approximately 55% of the total market capitalization of all Latin American exchanges as of June 30, 2007; and
- value of public equity offerings, with approximately 78% of the total value of all public offerings in Latin American markets in the first six months of 2007.

Our business comprises the entire chain of trading, clearing and settlement, risk management, central counterparty and central depository of securities through integrated and fully electronic systems under the responsibility of our subsidiaries BVSP and CBLC. We believe that this structure enables us to provide a combination of efficient, streamlined and high quality services, and provides us with a competitive edge in our market. As a securities market operator, BVSP is responsible for the surveillance and monitoring of our markets, as well as of their participants.

Brazilian Economic Environment

In recent years, Brazil has attained a more stable economic environment, generating favorable expectations from the market for the coming years. Principal economic indicators suggest continuous sustainable growth and monetary stability for the Brazilian economy. The Brazilian government has also been able to control its expenditures and reduce the country's vulnerability to the international market.

Since 2002, Brazilian GDP has gradually increased, primarily due to the performance of the export sector, which is directly influenced by a strengthening of the world's principal economies. Other positive contributing factors have been an increasing domestic demand due to greater availability of credit, and increasing levels of economic activity and of investment. As a result, the unemployment rate for the six major metropolitan regions of Brazil has decreased from 11.7% in 2002 to 9.9% in May 2007, according to the IBGE.

Inflation has been maintained as targeted by the monetary authorities and has decreased significantly in recent years. The IPCA, one of the principal indicators of Brazilian inflation, has consistently decreased from 12.5% in 2002 to 3.1% in 2006. The IGP-M has shown a similar pattern, decreasing from 25.3% in 2002 to 3.8% in 2006, mainly due to the strong currency devaluation in the period. Despite signs of increased economic activity in the first six months of 2007, these indices suggest that inflation for 2007 may remain at approximately the same level, since the IPCA and the IGP-M have shown inflation rates of 2.1% and 1.5% in the referred six-month period.

Decreasing inflationary levels have enabled the Brazilian Central Bank to reduce the basic interest rate, thus influencing market interest rates. For instance, the average rate for interbank deposit certificates (*Certificados de Depósitos Interfinanceiros*), or CDI rate, fell from 19.0% in 2002 to 15.2% in 2006, despite a sharp increase to 23.3% in 2003. So far, this trend has continued in 2007, with average CDI rates reaching 12.6% in the first six months of 2007. Decreasing interest rates are also evidenced by the TJLP (the reference rate for long-term loans), which decreased from an average of 9.9% per year in 2002 to 6.5% per year in the first six months of 2007.

The continuing achievement of primary surpluses, the reduction of public sector net debt and improvement of the public debt profile can also contribute in coming years to an increase in public investments and GDP growth in Brazil.

In 2002, as a result of a series of political and economic events, the *real* devaluated sharply by 52.3% in relation to the U.S. dollar. Since then, as a result of a growing inflow of U.S. dollars from the increase of exports and foreign investments, the *real* has consistently appreciated against the U.S. dollar, from an average exchange rate of R$3.08 in 2003 to R$2.04 in the first six months of 2007.

In addition, the increasing inflow of foreign investment into Brazil and the reduction of foreign debt levels contributed to increase international reserves and reduce the country's vulnerability to changes in the international market.

For these reasons, we believe that the international market's perception of risk associated with the Brazilian economy was positively affected. The sovereign risk calculated by JP Morgan decreased from an average of 1,372 points in 2002 to an average of 169 points in the first six months of 2007. Sovereign risk is an important indicator of foreign investors' willingness to direct their investments to our markets and we believe that its decrease favored considerably the evolution of our business.

The table below sets forth some of the primary Brazilian economic indicators since 2002:

	Years ended December 31,					Six-month period ended June 30,
	2002	2003	2004	2005	2006	2007
GDP Growth(1)	2.7%	1.1%	5.7%	2.9%	3.7%	4.3%*
Inflation – IGP-M(2)	25.3%	8.7%	12.4%	1.2%	3.8%	1.5%
Inflation – IPCA(3)	12.5%	9.0%	7.4%	5.6%	3.1%	2.1%
CDI – annualized(4)	19.0%	23.2%	16.2%	19.0%	15.2%	12.5%
TJLP (5)	9.9%	11.5%	9.8%	9.7%	7.8%	6.4%
Appreciation (devaluation) of the *real* against the U.S. dollar in the period(6)	(52.3%)	18.2%	8.1%	11.8	8.7	9.7%
Average exchange rate – R$/US$1.00(7)	R$2.92	R$3.08	R$2.93	R$2.44	R$2.18	R$2.04
Current balance of payments – US$billion	(7.6)	4.1	11.7	15.4	13.2	4.3
Average rate of unemployment in metropolitan areas	11.68 %	12.32%	11.47%	9.82%	9.97%	9.91%**

(1) Source: IBGE.
(2) IGP-M is the general market price index measured by the FGV.
(3) IPCA is a consumer price index measured by the IBGE.
(4) The CDI rate is the average interbank deposit rates during a given day in Brazil. The figures shown correspond to the arithmetic average of CDI monthly average rates.
(5) Average rate for the period. Represents the long-term interest rate applied by the BNDES for long-term finance.
(6) Market exchange rate.
(7) Average of the exchange rates at the end of last day of each month during the period.
* Variation in the first half of 2007 in relation to the first half of 2006.
** Data for the five-month period ended May 31, 2007.
Sources: BNDES, BACEN, FGV, IBGE and LCA Consultores.

Factors Affecting our Results of Operation

Trading Value on Our Markets

Our operating results depend on the value of the securities traded on our exchange and cleared at our clearinghouse, as well as on the value of securities lending transactions. Since 2002, average daily traded value has increased consistently, from R$558 million in 2002 to R$4.0 billion in the first six months of 2007.

The value traded in our markets varies according to investors' interest, whether domestic or foreign, retail or institutional, in purchasing and selling securities on our exchange.

We believe that this interest is influenced by macroeconomic, institutional and legal factors, as well as factors related to liquidity of the market and of its issuers.

Macroeconomic factors include:

- interest rates and inflation;
- domestic income, credit and savings;
- economic and political stability;
- exchange rate fluctuations;
- vulnerability to external factors; and
- the international macroeconomic scenario.

Institutional and legal factors include:

- legal restrictions;
- tax and trading costs; and
- credibility and governance of the BVSP.

Issuers and market liquidity-related factors include:

- returns of assets offered in other financial markets;
- performance and perspectives of issuers and their relevant economic sectors;
- liquidity of securities;
- liquidity in the domestic and international markets; and
- domestic and international investors' perception of risks related to investing in financial instruments in general, as well as in financial investments issued by Brazilian issuers in particular.

Number of Listed Issuers

Our results are also affected by the number of issuers in our markets due to the listing fees we obtain from them and the volume of securities available for trading.

From January 2004 to June 30, 2007, 72 new companies were listed on our exchange, representing R$44.3 billion in equity offerings, and R$78.2 billion if follow-on offerings are included.

Some factors why companies may list their securities on our exchange include: the need for funding or for obtaining liquidity for their shareholders; culture and profile of the founding shareholders and management; the economic performance and financial condition; expectations concerning public market valuation; the economic environment; market expectation concerning investors' demand; liquidity conditions in the domestic and international capital markets; and the willingness of brokerage firms and other financial institutions to coordinate and distribute the securities, among others.

Crises in the international markets, such as the one that occurred in August 2007 involving the subprime mortgage market in the United States, may have a significant adverse effect on the number of companies willing to list their shares in our markets, as such events tend to reduce the willingness of international investors to invest in shares of companies in developing markets.

Interest Rates

Variation of interest rates significantly affects our financial revenues and, consequently, our economic performance. As of June 30, 2007 we had investment securities equivalent to R$1,703.1 million, most of which invested in fixed income assets. Furthermore, increases in interest rates can cause investors to move investments from the stock market to the fixed income market.

Inflation

Our principal revenues, trading fees, and clearing and settlement fees derived from trading are based on a percentage charged on the trading value on our exchange. Inflationary effects on the prices of securities will directly result in an increase to our fees. Following the enactment of CVM Rule 461, the access fee to our markets for brokerage firms and other financial institutions has been directly affected by inflation, since its monetary adjustment will be linked to the variation of the IGP-M. Our data supply agreements with vendors are also annually adjusted by the variation of the IGP-M. Most of our agreements with service providers are also adjusted by the variation of the IGP-M.

Events Subsequent to June 30, 2007

In preparation for this offering and for our demutualization, BOVESPA, BSP and CBLC underwent a corporate restructuring that resulted in the creation of Bovespa Holding S.A. on August 28, 2007 and our current corporate structure.

Presentation of Combined Financial Statements

Principles for combination of the financial statements

The combined financial statements presented hereby refer to periods occurring before our corporate restructuring completed on August 28, 2007, in which our activities were distributed among the following entities: (i) BOVESPA, a not-for-profit entity in charge of operating the securities market; (ii) BSP, a corporation originally organized for the purpose of providing services to CBLC and BOVESPA, also serving as a holding company; and (iii) CBLC, a corporation responsible for the centralized deposit of securities and for the clearing, settlement and risk management of transactions held at BOVESPA.

Prior to our corporate restructuring, BOVESPA held 100% of the capital stock of BSP, which in turn held 19.6% of the capital stock of CBLC as of December 31, 2006 and 2005, and 18.4% as of December 31, 2004. The remaining portion of the capital stock of CBLC was primarily held by brokerage firms and other financial institutions acting as clearing agents the majority of which were also members of BOVESPA.

The combined financial statements include the consolidated financial statements of BOVESPA and of its wholly-owned subsidiary, BSP. Upon consolidation, the investments in BSP, as well as the intercompany balances and transactions were eliminated. The combined financial statements also include the financial statements of CBLC because BOVESPA, BSP and CBLC were all under common management. Therefore, we present the financial statements of BOVESPA consolidated with the financial statements of BSP and combined with the financial statements of CBLC, all prepared in accordance with the Accounting Practices Adopted in Brazil, in order to enable a retrospective analysis as if the effects of our corporate restructuring had occurred prior to the periods covered by the combined financial statements included hereby. Accordingly, the financial statements of CBLC have been fully combined with the consolidated financial statements of BOVESPA and BSP, including shareholders' equity items and reserves. Upon combination, the investments in CBLC, as well as intercompany balances and transactions, were eliminated.

The combined financial statements of BOVESPA and related entities included hereby do not take into account the recent conversion of our business model into a for-profit entity, which will result in a higher tax burden than BOVESPA's before our corporate restructuring. For this reason, the combined financial statements included elsewhere in this offering circular are not indicative of our financial condition and results of operations for future years.

Securities investor guarantee fund

As required by CMN Resolution 2690, BOVESPA maintained an escrow fund exclusively for the purpose of indemnifying investors for any losses arising from the misconduct of brokerage firms, including: failure to comply, or fraudulent compliance, with trading orders, mismanagement of funds and securities, delivery of restricted securities, unlawful transfers of securities, and cessation of the activities of brokerage firms.

The securities investor guarantee fund was created with contributions from brokerage firms and, under the terms of CMN Resolution 2690, the indemnity amount was limited to the fund's equity. BOVESPA was not to be liable for any deficiency between the amount on the fund and actual investor losses.

It was BOVESPA's responsibility to establish a minimum capital requirement for the securities investor guarantee fund and if it decreased below that limit, brokerage firms would be required to contribute additional capital immediately. BOVESPA had no obligation to contribute to the fund to cover indemnification payments.

Although the securities investor guarantee fund was not a separate legal entity, it had segregated accounting records that were independent from BOVESPA's accounting records.

Therefore, in the combined financial statements of BOVESPA and related entities, the assets and liabilities of the securities investor guarantee fund have been presented as part of the combined assets and liabilities, while its net equity is shown as a liability against the brokerage firms. The revenues and expenses of the securities investor guarantee fund have been recorded against their respective assets and liabilities and, thus, have no effect on the combined statements of income.

After our corporate restructuring, maintenance of the securities investor guarantee fund, and management of its assets and liabilities, were transferred to BSM. The rules governing the securities investor guarantee fund were replaced by those prescribed by CVM Rule 461, which created a compensation mechanism to replace the securities investor guarantee fund.

According to CVM Rule 461 we must maintain a mechanism for reimbursement of losses with the same purpose as the securities investor guarantee fund. Although this new fund may not be organized as a separate entity, its accounts will be segregated from our books and records, and we will not be liable for any deficiency between the amount available in the fund and actual investor losses. However, according to CVM Rule 461 and unlike the securities investor guarantee fund, the new fund: (i) has a maximum amount allocated to it, which must be correlated with the risks inherent to its operation, (ii) has a prorating criteria in the event of deficiency to cover losses suffered by investors, (iii) may have funds other than those contributed by brokerage firms for its formation, and (iv) has a cap of R$60,000.00 per investor claim and per event.

In accordance with CVM Rule 461, we will contribute the securities investor guarantee fund's existing equity to this new loss reimbursement mechanism and brokerage firms and other financial institutions that have access to our trading systems will continue contributing to this new loss reimbursement mechanism.

Settlement fund and special equity fund

As approved by a special shareholders' meeting of CBLC held on September 27, 2001, we voluntarily contributed capital to the settlement fund, which purpose is covering losses that may arise from counterparty default and providing liquidity to cover possible mismatches in connection with clearing and settlement transactions.

This contribution was made by allocating a portion of our financial investments to the settlement fund and is recorded as investment securities in the combined financial statements of BOVESPA and related entities. This fund was created for specific purpose and, thus, is subject to a restricted use.

The funds contributed to the settlement fund may be replaced by contributions made by those clearing agents who are responsible for making additional contributions to the settlement fund when needed. We have no obligation to make any additional contributions to this fund.

Contributions by clearing agents are made by pledging federal government bonds in a specific account with the Central Bank and are recorded as investments securities under current assets in the combined financial statements of BOVESPA and related entities.

As required by the Central Bank Circular 3,057, dated August 31, 2001, in addition to the settlement fund we have created a special equity fund, which is similarly intended to cover losses arising from default of investors, brokerage firms and clearing agents in the settlement of securities transactions.

The special equity fund was created by allocating an investment in federal government bonds with a specific account with the Central Bank.

The assets related to the special equity fund are recorded as trading investments securities under current assets in the combined financial statements of BOVESPA.

Financial investments

We have financial investments in funds in which we are exclusive investors that have been consolidated in the combined financial statements. To the extent applicable, these investments in derivatives are recorded at market value, as required by applicable regulation.

Critical Accounting Policies

The combined financial statements of BOVESPA and related entities included elsewhere in this offering circular are based on estimates and assumptions that the Company´s management deems reasonable in light of its experience, as well as on a number of other factors considered equally reasonable and material. Our critical accounting policies include those we deem important to the understanding of how our management makes complex judgments and prepares estimates. The adoption of the critical accounting policies usually requires our management to make subjective judgments and prepare estimates that impact the value of our assets and liabilities, as well as the results of our operations. We present below a discussion of the critical accounting policies that we have adopted in preparing the combined financial statements.

Allowance for doubtful accounts

Allowances for doubtful accounts are recorded in amounts considered sufficient to cover probable losses upon their realization. The recorded amount is based on our prior experience with respect to losses from unrealized accounts receivable.

Deferred income tax and social contribution tax

Deferred income tax and social contribution tax include all temporary amounts that are not taxable or tax deductible during the current year. Deferred income tax and social contribution tax rates correspond to 25% and 9%, respectively. Deferred taxes are recorded to the extent that it is more likely than not that they can be realized against future taxable revenues. We review our income tax and social contribution tax obligations on a regular basis and take into consideration any material changes in the applicability of income tax and social contribution tax rates or when items temporarily become taxable or deductible.

Depreciation and amortization

These amounts are calculated in accordance with the straight-line method, which takes into consideration the economic life of assets. Should it become necessary to substantially modify the method we have adopted to calculate depreciation and amortization, the book value of our fixed assets could be significantly affected.

Provision for contingencies

Provisions for contingencies have been recorded as an amount sufficient to cover probable losses from our current lawsuits, based on the opinion of our independent legal advisors. Our independent legal advisors' assessment takes into consideration (i) the nature of the lawsuit, (ii) our previous experience with similar lawsuits, (iii) the complexity of the legal issues, and (iv) the existence of case law. We frequently review the estimates and assumptions made to calculate our provisions for contingencies, taking into consideration material facts and circumstances which may significant affect our results of operations. Although we believe that these contingences are adequately provided for in our combined financial statements, the outcome of lawsuits may require us to pay amounts higher than those previously estimated and represented by our provisions for contigencies, given the inherent difficulty of precisely predicting the outcome of litigation.

Investment securities

We have recorded our investments in securities at cost of purchase, but we adjust it to market value whenever the market value is lower than the cost of purchase. Market value or fair value
is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

The determination of fair value when market prices are not available may involve management judgment. If we make incorrect assumptions, the amount of revenue or loss recorded for a specific asset or liability may be inaccurate. Such valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate.

Description of the Main Line Items in Our Results of Operations

Gross operating revenues

The table below sets forth our gross operating revenues for the years ended December 31, 2004, 2005 and 2006 and for the six-month periods ended June 30, 2006 and 2007:

	Years ended December 31,			Six-month periods ended June 30,	
	2004	2005	2006	2006	2007
	(in millions of *reais*)				
Transaction Revenues	190.5	252.3	371.2	186.7	303.1
Trading fees	124.9	164.4	243.4	122.9	195.6
Clearing and settlement fees	65.6	87.9	127.8	63.8	107.5
Other revenues(1)	51.5	64.4	85.0	40.3	57.4
Total	**242.0**	**316.7**	**456.2**	**227.0**	**360.5**

(1) Other revenues include fees from security lending, annual listings, depository, custody and back-office services, market data services, data processing, software and telecom services, among others.

Transaction revenues

Our gross operating revenues consists mostly of items related to transactions involving purchases and sales of securities (e.g. trading fees charged for trades executed on our markets) and clearing and settlement fees.

Our trading fees and our clearing and settlement fees are established based on a percentage of the amount of the trading transactions (the amount for each transaction corresponds to the price of the securities traded multiplied by the number of securities involved in the transaction) and, as a consequence, are directly related to the number and price of shares traded in our markets.

The increase in transaction revenues has been primarily the result of the increased number of securities traded and, secondarily, by increased market prices of these securities.

Other operating revenues

Other items of our gross operating revenues include: security lending fees; annual listing fees; depository service fees; management, custody and back-office services fees for investment clubs and other entities; sub-custody of Brazilian federal government securities (*Tesouro Direto*); securities deposit fees in connection with the issuance of depository receipts; market data information fees; software licensing fees, particularly for software designed for the management of various brokerage activities; and other revenues, mostly consisting of the fee for management of the securities investor guarantee fund.

These revenues have been impacted by the general level of activity in the market in the periods presented, as follows: (i) increases in the level of activity of the market, its growing sophistication, the existence of opportunities for arbitrage and the growth of the mutual fund industry were mainly responsible for the increase in the amount of securities lending transactions and, as a consequence, their associated revenues, as securities lending fees are established based on an annual percentage of agreements in effect; (ii) the increase in the value of the companies listed in the markets that we operate, and the growing demand for securities issued by new companies were the principal factors that influenced the growth of the number of IPOs and of new offerings by listed companies contributing positively to our revenues from listing, since annual fees are determined as percentages of the capital stock of listed companies; (iii) the growth of the number of investors operating in the market was the principal determining factor for the increase in our revenues from depository services, as we charge a fixed fee for each security deposit account; and (iv) the growth of the number of investors that demand access to information, particularly a real-time basis, was mainly responsible for the increase in revenues from distribution and dissemination of stock quotes and information.

Historically, the extent of the growth rates of revenues from securities' listing, depository, custody and back-office services, dissemination of market data, and licensing of software has been contingent not only on increases in the level of activity of the market, but also on incentive policies aimed at developing the capital markets and enhancing the quality of services provided by our members in general.

Taxes on operating revenues

PIS and COFINS

PIS and COFINS are levied on the operating revenues from clearing and settlement activities, assessed at the rates of 1.65% and 7.6%, respectively.

Prior to our demutualization, BOVESPA's operating revenues from its core business were exempt from PIS and COFINS. COFINS was levied on its operating revenues from activities not related to its core business, at a rate of 7.6%. PIS was calculated based only on BOVESPA's payroll at a rate of 1% and recorded as personnel and related expenses.

After our demutualization, operating revenues became subject to PIS and COFINS at the rates of 1.65% and 7.6%, respectively. This change in taxation will have an unfavorable effect on our results.

Also after our demutualization, management of the securities investor guarantee fund was transferred from BOVESPA to BSM. As a result, the revenues derived from management of this fund continue to be exempt from PIS and COFINS.

ISS

The Municipality of São Paulo classifies a number of services and levies a tax on revenues derived from rendering of such services, including clearing and settlement services, security depository services, and management, custody and back-office services for investment clubs and similar entities. Revenues from these activities are subject to ISS at rates that range from 2.0% to 5.0%, with the latter being the commonly applicable rate.

Prior to our demutualization, BOVESPA provided certain services to brokerage firms at no cost. After our demutualization we began charging for those services and the revenue from some of these services are subject to ISS at a rate of 5% in most cases.

Net operating revenues

The table below sets forth our net operating revenues for the years ended December 31, 2004, 2005 and 2006, for the six-month periods ended June 30, 2006 and 2007:

	Years ended December 31,			Six-month periods ended June 30,	
	2004	**2005**	**2006**	**2006**	**2007**
	(in millions of *reais*)				
Gross operating revenues	242.0	316.7	456.2	227.0	360.5
Taxes on operating revenues	10.6	14.7	21.5	10.6	17.2
COFINS and PIS	8.2	11.3	16.3	8.0	13.3
ISS	2.4	3.4	5.2	2.6	3.9
Net Operating revenues	**231.4**	**302.0**	**434.7**	**216.4**	**343.3**

Operating expenses

As providers of services related to securities transactions, our operating expenses mostly consist of personnel, information technology, and depreciation and amortization expenses.

The table below sets forth the main line items of our operating expenses for the years ended December 31, 2004, 2005 and 2006, and for the six-month periods ended June 30, 2006 and 2007:

	Years ended December 31,			Six-month periods ended June 30,	
	2004	**2005**	**2006**	**2006**	**2007**
	(in millions of *reais*)				
Personnel and related expenses	70.9	82.4	97.5	44.5	56.5
Information technology and telecom systems	44.6	55.9	62.9	30.4	30.0
Depreciation and amortization	16.0	16.4	16.4	8.1	8.8
Other operating expenses	50.2	60.3	68.9	30.8	39.1
Total	**181.7**	**215.0**	**245.7**	**113.8**	**134.4**

Personnel and related expenses

Personnel expenses consist of salary and income tax expenses, as well as benefits provided to our employees. Beginning in 2005, we gradually brought in-house the activities related to information technology, with a resulting increase of staff. The increase in personnel expenses has been primarily caused by this process and secondarily by the accelerated growth of our operations in the period. Considerations of efficiency and security, as well as regulatory issues, were the principal reasons for this reduction in the level of outsourcing of these activities.

Expenses relative to outsourced performance of these activities were recorded in line item "Information technology and telecom systems."

Information technology and telecom systems

During the periods covered by the combined financial statements hereby presented, we have gradually changed the technological platform of the systems associated with "post-trading", particularly the systems dedicated to our operations involving clearing and settlement, as well as security depository services. More specifically, we carried out a gradual transfer of the high-platform systems (based on a mainframe) to a low-platform (based on distributed processing and servers), requiring the conversion of all of our systems to the new platform. The increased flexibility of the new platform and the greater availability of trained personnel in the relevant technologies were the primary reasons for this change. The increase in our expenses related to information technology and telecom systems resulted both from the accelerated growth of our operations and from this change in technology, despite the reduction in our expenses resulting from our decision to cease to outsource certain activities mentioned above.

Depreciation and amortization

Depreciation and amortization expenses remained relatively stable in the periods covered by the financial statements hereby presented.

Other operating expenses

Other operating expense items are comprised of: (i) marketing and advertising, focused on attracting new investors and new issuers to our markets, and disseminating information about new products and services; (ii) professional services; (iii) general and administrative activities; (iv) communication expenses, mostly costs associated with mailing investors information on trading and market activities; and (v) the members' technology development program (which will be discontinued after the CVM approves the new rules governing access to our markets), involving technological and marketing support to brokerage firms.

Financial income, net

The table below sets forth financial revenues, net of financial expenses, for the years ended December 31, 2004, 2005 and 2006, and for the six-month periods ended June 30, 2006 and 2007:

	Years ended December 31,			Six-month periods ended June 30,	
	2004	2005	2006	2006	2007
	(in millions of *reais*)				
Income from financial investments........	97.1	138.8	138.4	69.0	75.6
Other financial revenues.........................	4.9	1.9	1.2	0.6	1.0
Exchange variation on foreign currency assets.....................................	(3.2)	(1.5)	(0.8)	(0.8)	(1.1)
Tax on bank account outflows (CPMF)	(0.7)	(0.6)	(0.9)	(0.5)	(1.0)
Other financial expenses	(2.3)	(2.4)	(1.9)	(1.0)	(1.1)
Net financial income.............................	**95.6**	**136.2**	**136.0**	**67.3**	**73.5**

Due in part to our former status as a not-for-profit entity, we have accumulated a substantial amount of cash and cash equivalents and investment securities during the years leading up to our demutualization in 2007. As a result, our net financial income represents a significant portion of our net income. However, the percentage of our total net income represented by our net financial income has decreased during 2006, due to the increase in the level of our operations. We believe our financial income helps offset the volatility in our net income that may result from the fluctuation in the level of activities in our markets.

Our financial expenses are not material and are primarily comprised of taxes on financial transactions, at the rate of 0.38% (*Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira*), or CPMF, and customary banking expenses.

Change in Our Tax Regime and Pro Forma Combined Net Income

The combined financial statements of BOVESPA and related entities prepared in accordance with Accounting Practices Adopted in Brazil, relate to periods prior to our demutualization and refer to the combined financial statements of BOVESPA, BSP (currently BVSP) and CBLC.

In these periods BOVESPA was organized as a not-for-profit entity and was exempt from certain taxes. As a result, the statements consolidate and combine the financial statements of entities that were subject to different tax regimes, a civil association exempt from certain taxes (BOVESPA) and two companies subject to payment of taxes (BSP and CBLC).

After our demutualization BOVESPA's activities were mostly transferred to a company subject to payment of taxes, BVSP, and to a not-for-profit association that is exempt from payment of certain taxes, BSM.

For the purpose of enabling a retrospective analysis and comparison of the combined financial statements of BOVESPA and related entities, we have prepared an explanatory table setting forth what the tax effect would have been if BOVESPA, for the year ended December 31, 2006 and the six-month period ended June 30, 2007, had been subject to payment of taxes as a for-profit entity, except for revenues deriving from the management of the securities investor guarantee fund, which was transferred to BSM, which is exempt from payment of certain taxes.

The principal implications that result from this change in tax regime are as follows:

COFINS

Prior to our demutualization, the portion of BOVESPA's operating revenues that are related to its core business were not subject to COFINS. COFINS levied on operating revenues not related to its core business, as well as on non-operating revenues were subject to the non-cumulative tax regime at a rate of 7.6%.

After our demutualization, BVSP's revenues deriving from activities that were formerly carried out by BOVESPA became subject to COFINS, under the non-cumulative tax regime at a rate of 7.6%.

Thus, in order to calculate our pro forma combined net income, we took into account the increase in COFINS that would have occurred if BOVESPA were required to pay this tax as a corporation.

PIS

Prior to our demutualization, BOVESPA was required to pay PIS at a rate of 1% on its payroll expense. After our demutualization, the revenues deriving from the activities formerly carried out by BOVESPA, and which are now carried out by BVSP, became subject to PIS at a rate of 1.65%. Thus, in order to calculate our pro forma combined net income, we took into account the increase in PIS that would have occurred if BOVESPA were required to pay this tax as a corporation.

The revenues derived from providing services to BOVESPA's: its members were not relevant in the periods covered by the combined financial statements presented due to the fact that a considerable portion of such services were performed at no cost to brokerage firms.

Income tax and social contribution tax

BOVESPA was not required to pay income tax and social contribution tax. However, it was subject to the payment of withholding income tax on its financial revenues. Withholding income tax rates in Brazil range from 15.0% to 22.5%, depending on the actual period of time for which an investment is held prior to its realization. In addition, the withholding income tax rate was 15% for any interest on shareholders' equity received for BOVESPA's investment in BSP.

BVSP's income from activities that were formerly carried out by BOVESPA is subject to income tax and social contribution tax at an aggregate rate of 34%, from which any amounts of withholding income tax paid may be deducted.

Thus, in order to calculate our pro forma combined net income, we took into account the increase in income and social contribution tax that would have occurred if BOVESPA were required to pay these taxes as a corporation.

ISS

Prior to our demutualization, BOVESPA was not required to pay ISS on revenues derived from services provided to its members. If BOVESPA was organized as a for-profit entity, the revenues derived from providing these services would have been taxable by the Municipality of São Paulo.

After our demutualization, all revenues derived from services once rendered by BOVESPA and now rendered by BVSP became subject to ISS, as determined by the Municipality of São Paulo. The ISS tax rate levied on our operations is generally 5% of revenues from services rendered.

Thus, in order to calculate our pro forma combined net income, we have not made any adjustment to ISS, due to the fact that revenues derived from providing services on a chargeable basis to our members were not material. However, after our demutualization we began to charge for a substantial portion of services rendered to brokerage firms, which are now taxable as determined by the Municipality of São Paulo.

For these reasons we have estimated what the pro forma net income for the year ended December 31, 2006 and the six-month period ended June 30, 2007 would have been if BOVESPA were subject to the same tax regime that of a for-profit entity except that revenues derived from the management of the securities investor guarantee fund, which was transferred to BSM, were not taken into account. We have prepared these estimates using assumptions that we deem to be reasonable and have applied them consistently in prior periods. These assumptions and our estimates of the pro forma net income in the relevant periods are shown below:

Combined Pro Forma Income Statement for the Six-Month Period Ended June 30, 2007 (unaudited)

		Adjustments			
	Historical combined financial statements for the six-month period ended June 30, 2007	PIS and COFINS on operating revenues	PIS on payroll	Income tax and social contribution tax	Pro forma combined financial statements for the six-month period ended June 30, 2007
	(in millions of *reais*)				
Gross operating revenues	360.5	–	–	–	360.5
Taxes on operating revenues	(17.2)	(20.1)	–	–	(37.3)
COFINS and PIS	(13.3)	(20.1)	–	–	(33.5)
ISS	(3.9)	–	–	–	(3.9)
Net operating revenues	343.3	(20.1)	–	–	323.2
Operating expenses	(134.4)	–	0.3	–	(134.2)
Operating income	208.9	(20.1)	0.3	–	189.1
Financial income, net	73.5	–	–	–	73.5
Non-operating income, net	4.7	–	–	–	4.7
Net income before taxation	287.1	(20.1)	0.3	–	267.3
Income tax and social contribution tax	(43.4)	–	–	(46.3)	(89.7)
Net income	243.7	(20.1)	0.3	(46.3)	177.6

Combined Pro Forma Income Statement for the Year Ended December 31, 2006 (unaudited)

		Adjustments			
	Historical combined financial statements for the year ended December 31, 2006	PIS and COFINS on operating revenues	PIS on payroll	Income tax and social contribution tax	Pro forma combined financial statements for the year ended December 31, 2006
	(in millions of *reais*)				
Gross operating revenues	**456.2**	–	–	–	**456.2**
Taxes on operating revenues	**(21.5)**	**(26.3)**	–	–	**(47.8)**
COFINS and PIS	(16.3)	(26.3)	–	–	(42.6)
ISS	(5.2)	–	–	–	(5.2)
Net operating revenues	**434.7**	**(26.3)**	–	–	**408.4**
Operating expenses	**(245.7)**	–	**0.5**	–	**(245.2)**
Operating income	**189.0**	**(26.3)**	**0.5**	–	**163.2**
Financial income, net	136.0	–	–	–	136.0
Non-operating income, net	(0.5)	–	–	–	(0.5)
Net income before taxation	**324.5**	**(26.3)**	**0.5**	–	**298.7**
Income tax and social contribution tax	(50.5)	–	–	(49.0)	(99.5)
Net income	**274.0**	**(26.3)**	**0.5**	**(49.0)**	**199.2**

Notes to the pro forma adjustments

The applicable PIS and COFINS rates used to calculate our pro forma net income are 1.65% and 7.60%, respectively. To calculate the relevant amounts of taxable revenue, we have taken into account operating revenues without any deductions, given that they would not have a material adverse effect on our pro forma adjustments. The table below sets forth the adjustments made to COFINS and PIS, equivalent to the calculation of these taxes on BOVESPA's revenues, excluding from the latter any revenues from management of the securities investor guarantee fund, which continues to be exempt from such taxes.

	Year ended December 31, 2006	**Six-month period ended June 30, 2007**
	(in millions of *reais*)	
Gross operating revenues	456.2	360.5
(-) Operating revenues – CBLC and BSP	165.9	139.2
(-) Management fee – securities investor guarantee fund	6.0	3.5
(=) Calculation base – COFINS and PIS adjustment	284.3	217.8
Adjustments to COFINS (7.60%) and PIS (1.65%)	26.3	20.1
(+) COFINS and PIS	16.3	13.3
(=) Pro forma COFINS and PIS	42.6	33.4

We excluded from personnel expenses the PIS paid by BOVESPA, which was imposed based on its payroll expense, as follows:

	Year ended December 31, 2006	Six-month period ended June 30, 2007
	(in millions of *reais*)	
PIS on payroll	0.5	0.3

We used the aggregate rate of 34.0% to calculate income tax and social contribution tax. With respect to the relevant amounts of taxable income to calculate pro forma income tax and social contribution tax, we have excluded revenues from management of the securities investor guarantee fund, which will continue to be exempt from these taxes, and we have made no other addition or exclusion from these relevant taxable income amounts. For the relevant periods, the calculation base and the adjustments made to income tax and social contribution tax were as follows:

	Year ended December 31, 2006	Six-month period ended June 30, 2007
	(in millions of *reais*)	
Net income before income tax and social contribution tax	298.8	267.3
(-) Management fee – securities investor guarantee fund	6.0	3.5
(=) Income tax and social contribution tax calculation base	292.8	263.8
Income tax and social contribution tax	50.5	43.4
(+) Adjustment to income tax and social contribution tax	49.0	46.3
(=) Adjusted income tax and social contribution tax	99.5	89.7

Other Effects of our Demutualization

In connection with our demutualization, we intend to implement certain changes that may affect our results.

The changes that we intend to implement include: (i) access to our trading system will no longer be provided for free to members; (ii) discounts on trading revenues (trading fees) to encourage the use of electronic trading systems will be discontinued; (iii) financial support as an incentive for marketing activities by the brokerage firms that have access to the BVSP trading systems may be discontinued; and (iv) support for the technological and managerial development of brokerage firms that are members of our exchange, particularly the technological development program, will be discontinued.

With the demutualization we expect to implement changes in guidelines and policies to make our business more profit-oriented and, as a result, to increase operating revenues and reduce operating expenses.

Reconciliation of EBITDA and Pro Forma EBITDA

The inclusion of EBITDA and pro forma EBITDA information is intended to present a measure of our operating performance. Our EBITDA consists of our operating income plus depreciation and amortization expenses. Our pro forma EBITDA consists of our EBITDA adjusted to represent what the tax effect to BOVESPA would have been, for the year ended December 31, 2006, and the six-month period ended June 30, 2007, had it been subject to payment of taxes as a for-profit entity, except revenues deriving from the management of the securities investor guarantee fund, which were transferred to BSM, were not taken into account for calculating our pro forma EBITDA. According to the Accounting Practices Adopted in Brazil, neither EBITDA nor pro forma EBITDA is a measure of financial performance and they should not be considered individually or as an alternative to net income or operating cash flows, nor should they be considered as a measure of operating performance or liquidity. EBITDA and pro forma EBITDA do not have a standard meaning and the definitions of EBITDA or pro forma EBITDA are not comparable to those used by other companies.

In the table below we present our EBITDA for the years ended December 31, 2004, 2005 and 2006 and for the six-month periods ended June 30, 2006 and 2007. In addition, as a result of the change in our the tax regime, we present our pro forma EBTIDA for the year ended December 31, 2006 and for the six-month period ended June 30, 2007 together with their reconciliation.

	Years ended December 31,			Six-month periods ended June 30	
	2004	2005	2006	2006	2007
	(in millions of *reais*)				
Operating income	49.7	87.0	189.0	102.6	208.9
(+) Depreciation and amortization	16.0	16.4	16.4	8.1	8.8
(=) EBITDA	65.7	103.4	205.4	110.7	217.7
(-) Adjustment of PIS and COFINS on operating revenues	N/A	N/A	26.3	N/A	20.2
(+) Adjustment of PIS on payroll	N/A	N/A	0.5	N/A	0.3
(=) Pro forma EBITDA	N/A	N/A	179.6	N/A	197.8

Analysis of the Combined Statements of Income

The combined financial statements presented refer to periods occurring before our corporate restructuring, in which our activities were distributed among the following entities: (i) BOVESPA, a not-for-profit entity in charge of operating the securities market; (ii) BSP, a corporation originally organized for the purpose of providing services to CBLC and BOVESPA, also serving as a holding company, which was renamed BVSP after our corporate restructuring; and (iii) CBLC, a corporation responsible for the centralized deposit of securities and for the clearing, settlement and risk management of transactions held at BOVESPA.

The combined financial statements also include the financial statements of CBLC because BOVESPA, BSP and CBLC were under common management. Therefore, we present the financial statements of BOVESPA consolidated with the financial statements of BSP and combined with the financial statements of CBLC, all prepared in accordance with the Accounting Practices Adopted in Brazil, in order to enable a retrospective analysis as if the effects of our corporate restructuring had occurred prior to the periods covered by the combined financial statements included elsewhere. Accordingly, the financial statements of CBLC have been fully combined with the consolidated financial statements of BOVESPA and BSP, including shareholders' equity items and reserves. Upon combination, the investments in CBLC, as well as intercompany balances and transactions, were eliminated.

The table below sets forth our combined statements of income for the years ended December 31, 2004, 2005 and 2006 and for the six-month periods ended June 30, 2006 and 2007.

	Years ended December 31,			Six-month periods ended June 30,	
	2004	2005	2006	2006	2007
	(in millions of *reais*)				
Gross operating revenues	**242.0**	**316.7**	**456.2**	**227.0**	**360.5**
Transaction revenues	190.5	252.3	371.2	186.7	303.1
Trading fees	124.9	164.4	243.4	122.9	195.6
Clearing and settlement fees	65.6	87.9	127.8	63.8	107.5
Securities lending fees	4.3	10.8	17.7	9.3	19.5
Annual listing fees	14.1	16.7	18.7	8.6	10.0
Depository, custody and back-office services	8.4	13.4	20.0	9.4	12.2
Market data services	8.0	8.1	9.0	4.1	5.2
Data processing, software licensing and telecomservice fees	9.4	8.3	7.5	3.8	2.7
Other revenues	7.3	7.1	12.1	5.1	7.8
Taxes on operating revenues	**10.6**	**14.7**	**21.5**	**10.6**	**17.2**
Social Contribution on Revenues (COFINS) and Social Integration Program (PIS)	8.2	11.3	16.3	8.0	13.3
Service Tax (ISS)	2.4	3.4	5.2	2.6	3.9
Net operating revenues	**231.4**	**302.0**	**434.7**	**216.4**	**343.3**
Operating expenses	**181.7**	**215.0**	**245.7**	**113.8**	**134.4**
Personnel and related expenses	70.9	82.4	97.5	44.5	56.5
Information technology and telecom systems	44.6	55.9	62.9	30.4	30.0
Members' technology development program	11.9	13.6	14.3	6.9	7.1
Professional services	9.2	11.4	9.3	4.3	4.8
Occupancy general and administrative	5.0	5.7	5.3	2.6	3.2
Marketing and advertising	10.5	15.0	18.0	6.9	11.1
Communications	3.1	3.5	6.4	3.1	4.7
Depreciation and amortization	16.0	16.4	16.4	8.1	8.8
Taxes	4.9	4.8	5.8	2.9	3.3
Other expenses	5.6	6.3	9.8	4.1	4.9
Operating income	**49.7**	**87.0**	**189.0**	**102.6**	**208.9**
Financial income, net	95.6	136.2	136.0	67.3	73.5
Non-operating income, net	(6.8)	(2.2)	(0.5)	(1.8)	4.7

	Years ended December 31,			Six-month periods ended June 30,	
	2004	2005	2006	2006	2007
	(in millions of *reais*)				
Net income before taxation	**138.5**	**221.0**	**324.5**	**168.1**	**287.1**
Income tax and social contribution tax	26.0	36.4	50.5	25.9	43.4
Net income	**112.5**	**184.6**	**274.0**	**142.2**	**243.7**

Six-Month Period Ended June 30, 2007 Compared to the Six-Month Period Ended June 30, 2006

Gross operating revenues

Our gross operating revenues increased by R$133.5 million, or 58.8%, from R$227.0 million in the six-month period ended June 30, 2006, to R$360.5 million for the six-month period ended June 30, 2007, primarily as a result of:

- an increase in transaction revenues involving the purchase and sale of securities on our systems (comprised of revenues from trading fees and from clearing and settlement fees), which is our most important source of revenue. Transaction revenues increased from R$186.7 million for the six-month period ended June 30, 2006, (R$122.9 million for revenues from trading fees, and R$63.8 million for revenues from clearing and settlement fees) to R$303.1 million for the same period in 2007 (R$195.6 million for revenues from trading fees, and R$107.5 million for revenues from clearing and settlement fees). This represents an overall increase of our transaction revenues of R$116.4 million in the period in question (R$72.7 million for revenues from trading fees, and R$43.7 million for revenues from clearing and settlement fees), or 62.3% (an increase of 59.2% for revenues from trading fees, and 68.5% for revenues from clearing and settlement fees). The improvement in our financial performance was primarily a result of an increase in the volume of shares traded and, secondarily, of an increase in the price of the shares traded on our exchange. The value traded increased from R$302.6 billion (corresponding to 10.5 million transactions) for the six-month period ended June 30, 2006, to R$493.9 billion (corresponding to 15.6 million transactions) for the six-month period ended June 30, 2007, resulting in an increase of R$191.3 billion (corresponding to 5.1 million transactions), or 63.2% (a 48.6% increase in the number of transactions). The average fees earned on the value traded decreased from 0.062% for the six-month period ended June 30, 2006, to 0.061% for the six-month period ended June 30, 2007; and

- an increase in other operating revenues of R$17.1 million, from R$40.3 million for the six-month period ended June 30, 2006, to R$57.4 million for the six-month period ended June 30, 2007, an increase of 42.4%. This improvement was primarily due to revenues from securities lending fees, which increased by R$10.2 million, or 109.7%, from R$9.3 million for the six-month period ended June 30, 2006, to R$19.5 million for the six-month period ended June 30, 2007.

Taxes on operating revenues

Taxes on our gross operating revenues (PIS, COFINS and ISS) increased by R$6.6 million, from R$10.6 million for the six-month period ended June 30, 2006, to R$17.2 million for the six-month period ended June 30, 2007. This 62.3% growth was consistent with the increase in our gross operating revenues.

Due to our demutualization, we became subject to a new tax regime and, as a result, taxes on operating revenues are expected to represent a greater percentage of our gross operating revenues.

Net operating revenues

As a result of the aforementioned items, our net operating revenues increased by R$126.9 million, from R$216.4 million for the six-month period ended June 30, 2006, to R$343.3 million for the six-month period ended June 30, 2007, or 58.6%.

Operating expenses

Our operating expenses increased by 18.1%, from R$113.8 million for the six-month period ended June 30, 2006, to R$134.4 million for the six-month period ended June 2007, or R$20.6 million.

As a percentage of our net operating revenues, such operating expenses decreased from 52.6% for the six-month period ended June 30, 2006, to 39.1% for the same period of 2007. This change was a result of a significant increase in our operations.

As our information technology and telecom system expenses, and depreciation and amortization expenses remained relatively stable, our operating expenses increased primarily due to:

- an increase in personnel and related expenses of R$12.0 million, or 27.0%, from R$44.5 million for the six-month period ended June 30, 2006, to R$56.5 million for the same period of 2007, primarily due to an increase in our headcount, from 704 employees as of June 30, 2006, to 821 employees as of June 30, 2007. This increase was primarily in the number of our information technology employees, reflecting our shift away from the outsourcing of a part of these activities. A lesser contributing factor was the 5% annual salary adjustment resulting from a new collective bargaining agreement entered into in August 2006; and

- an increase in our other operating expenses (other than information technology and telecom systems, and depreciation and amortization), which, in the aggregate, increased by 26.9%, or R$8.3 million, from R$30.8 million for the six-month period ended June 30, 2006, to R$39.1 million for the six-month period ended June 30, 2007, due principally to (i) marketing and advertising, which increased by 60.9%, from R$6.9 million for the six-month period ended June 30, 2006, to R$11.1 million for the six-month period ended June 30, 2007, or R$4.2 million, primarily as a result of capital market popularization, disclosure programs, and expenses involving publicity and marketing of new products; (ii) communications, which increased by 51.6%, as a result of mailing costs relating to investors transaction communications, from R$3.1 million for the six-month period ended June 30, 2006, to R$4.7 million for the six-month period ended June 30, 2007, or R$1.6 million.

Operating income

As a result of the aforementioned items, our operating income increased by 103.6%, from R$102.6 million for the six-month period ended June 30, 2006, to R$208.9 million for the same period of 2007, or R$106.3 million. As a percentage of our net operating revenues, our operating income was 47.4% in the first six months of 2006 and 60.9% for the same period of 2007.

Financial income, net

Our net financial income increased by 9.2%, from R$67.3 million for the six-month period ended June 30, 2006, to R$73.5 million for the same period of 2007, or R$6.2 million.

Our net financial income was impacted by two offsetting factors: (i) an increase in funds available for financial investments due to the accelerated growth of our activities and the accumulation of cash and cash equivalents and securities investments, from R$1,126.2 million in the first six months of 2006 to R$1,703.1 million for the same period of 2007, or R$576.9 million, representing an increase of 51.2%; (ii) a gradual and consistent reduction in interest rate levels as determined by monetary authorities.

Net income before taxation

As a result of the aforementioned items, our net income before income tax and social contribution tax increased by 70.8%, from R$168.1 million for the six-month period ended June 30, 2006, to R$287.1 million for the same period of 2007, or R$119.0 million. As a percentage of our net operating revenues, our net income before income tax and social contribution tax represented 77.7% in the first six months of 2006 and 83.6% for the same period of 2007.

Income tax and social contribution tax

As a result of our increased net income before taxation, our income tax and social contribution tax expenses increased by R$17.5 million, from R$25.9 million, or 12.0% of our net revenues, for the six-month period ended June 30, 2006 to R$43.4 million, or 12.6% of our net revenues, for the same period of 2007, an increase of 67.6% consistent with the increase in our net income.

Our effective income tax and social contribution tax rates totaled 15.4% for the six-month period ended June 30, 2006, and 15.1% for the same period of 2007.

Due to our demutualization, we are subject to a new taxation regime that will cause us to incur significantly higher income and social contribution tax rates in future periods.

Net income

As a result of the foregoing, our net income increased by 71.4%, from R$142.2 million for the six-month period ended June 30, 2006, to R$243.7 million for the same period of 2007, or R$101.5 million.

As a percentage of our net operating revenues, our net income represented 65.7% and 71.4% in 2006 and 2007, respectively.

Year Ended December 31, 2006, Compared To the Year Ended December 31, 2005

Gross operating revenues

Our gross operating revenues increased by R$139.5 million, or 44.0%, from R$316.7 million for the year ended December 31, 2005, to R$456.2 million for the year ended December 31, 2006, primarily as a result of:

- an increase in transaction revenues involving the purchase and sale of securities on our systems (comprised of revenues from trading fees, and from clearing and settlement fees), which is our most important source of revenue. Transaction revenues increased from R$252.3 million in 2005 (R$164.4 million for revenues from trading fees, and R$87.9 million for revenues from clearing and settlement fees) to R$371.2 million in 2006 (R$243.4 million for revenues from trading fees, and R$127.8 million for revenues from clearing and settlement fees). This represents an overall increase of our transaction revenues of R$118.9 million in the period in question (R$79.0 million for revenues from trading fees, and R$39.9 million for revenues from clearing and settlement fees), or 47.1% (48.1% for revenues from trading fees, and 45.4% for revenues from clearing and settlement fees). The improvement in our financial performance was primarily a result of an increase in the volume of shares traded on our exchage and, secondarily, of an increase in the price of the shares traded on our exchange. The value traded increased from R$401.1 billion (corresponding to 15.5 million transactions) in 2005, to R$598.9 billion (corresponding to 21.5 million transactions) in 2006, resulting in an increase of R$197.8 billion (corresponding to 6.0 million transactions), or 49.3% (a 38.7% increase in the number of transactions). Our average fees earned on the value traded decreased from 0.063% for the year ended December 31, 2005, to 0.062% for the year ended December 31, 2006; and

- an increase in our other operating revenues of 20.6 million, or 32.0%, from R$64.4 million for the year ended December 31, 2005, to R$85.0 million for the year ended December 31, 2006, primarily as a result of revenues from securities lending fees,
which increased by R$6.9 million, or 63.9%, from R$10.8 million for the year ended December 31, 2005, to R$17.7 million for the year ended December 31, 2006.

Taxes on operating revenues

Taxes on our gross operating revenues (PIS, COFINS and ISS) increased by R$6.8 million, from R$14.7 million for the year ended December 31, 2005, to R$21.5 million for the year ended

December 31, 2006. This 46.3% growth was consistent with the increase recorded in our gross operating revenues.

Due to our demutualization, we became subject to a new tax regime and, as a result, taxes on operating revenues have been affected, which are expected to represent a greater percentage of our gross operating revenues.

Net operating revenues

As a result of the aforementioned items, our net operating revenues increased by R$132.7 million, from R$302.0 million for the year ended December 31, 2005, to R$434.7 million for the year ended December 31, 2006, or 43.9%.

Operating expenses

Our operating expenses increased by R$30.7 million, or 14.3%, from R$215.0 million in 2005, to R$245.7 million in 2006.

As a percentage of our net operating revenues, such operating expenses decreased from 71.2% for the year ended December 31, 2005, to 56.5% for the year ended December 31, 2006. This change was a result of a significant increase in the volume of our operations.

Our operating expenses increased primarily as a result of:

- an increase in personnel and related expenses of R$15.1 million, or 18.3%, from R$82.4 million for the year ended December 31, 2005, to R$97.5 million for the year ended December 31, 2006, primarily as a result of an increase in our headcount, from 629 employees on December 31, 2005, to 781 employees on December 31, 2006, or 152 employees. This increase was primarily in the number of our information technology employees, reflecting our shift away from the outsourcing of a part of these activities. A lesser contributing factor was the 5% annual salary adjustment resulting from a new collective bargaining agreement entered into in August 2005;

- an increase in our expenses with information technology and telecom systems, which increased by R$7.0 million, or 12.5%, from R$55.9 million in 2005 to R$62.9 million in 2006, as a result of our gradual change in the "post-trading" technology platform, particularly systems dedicated to our activities relating to clearing and settlement and depository of securities. Accordingly, the increase recorded in expenses relating to information technology and telecom systems resulted both from the rapid growth in our activities and from this technological change, offset by the reduced outsourcing of the activities mentioned above; and

- an increase in our other operating expenses (other than depreciation and amortization), which, in the aggregate, increased by R$8.6 million, or 14.4%, from R$60.3 million in 2005 to R$68.9 million in 2006, (i) marketing and advertising, which increased by 20.0% primarily as a result of capital market popularization and programs to further encourage it, and expenses involving publicity and marketing of new products, from R$15.0 million for the year ended December 31, 2005, to R$18.0 million for the year ended December 31, 2006, or R$3.0 million; (ii) communications, which increased by 82.9%, as a result of postage expenses relating to the sending of information to investors about their transactions on our markets, clearing and settlement and central depository activities, as provided for in applicable regulations, from R$3.5 million for the year ended December 31, 2005, to R$6.4 million for the year ended December 31, 2006, or R$2.9 million.

Operating income

As a result of the aforementioned items, our operating income increased by 117.2%, from R$87.0 million for the year ended December 31, 2005, to R$189.0 million for the year ended December 31, 2006, or R$102.0 million. As a percentage of our net operating revenues, our operating income represented 28.8% in 2005 and 43.5% in 2006.

Financial income, net

Our net financial income remained relatively stable, showing a 0.1% decrease, from R$136.2 million for the year ended December 31, 2005 to R$136.0 million for the year ended December 31, 2006, or R$0.2 million.

Our net financial income impacted by: (i) an increase in funds available for financial investments due to the fast growth of our activities and the accumulation of cash and cash equivalents a securities investments, from R$997.0 million in 2005 to R$1,345.1 million in 2006, or R$348.1 million, which corresponds to 34.9%; and (ii) a gradual and consistent reduction in interest rate levels as determined by monetary authorities.

Net income before taxation

As a result of the aforementioned items, our net income before income tax and social contribution tax increased by 46.8%, from R$221.0 million for the year ended December 31, 2005, to R$324.5 million for the year ended December 31, 2006, or R$103.5 million. As a percentage of our net operating revenues, our net income before income tax and social contribution tax represented 73.2% in 2005 and 74.6% in 2006.

Income tax and social contribution tax

In view of our increased net income before taxation, our income tax and social contribution tax expenses increased by R$14.1 million, from R$36.4 million, or 12.1% of our net revenues, for the year ended December 31, 2005 to R$50.5 million, or 11.6% of our net revenues, for the year ended December 31, 2006, an increase of 38.7%.

The difference in the increase of net income before taxation and the increase in income tax and social contribution tax is explained by an increase in BOVESPA's operating results in the period in question, which were exempt from income tax and social contribution tax prior to our demutualization.

Our effective income tax and social contribution tax rates totaled 16.5% for the year ended December 31, 2005 and 15.6% for the year ended December 31, 2006.

Due to our demutualization, we are subject to a new taxation regime that will cause us to incur significantly higher income and social contribution tax rates in future periods.

Net income

As a result of the aforementioned items, our net income increased by R$89.4 million, or 48.3%, from R$184.6 million for the year ended December 31, 2005, to R$274.0 million for the year ended December 31, 2006.

As a percentage of our net operating revenues, our net income represented 61.1% and 63.0% in 2006 and 2005, respectively.

Year Ended December 31, 2005 Compared To the Year Ended December 31, 2004

Gross operating revenues

Our gross operating revenues increased by R$74.7 million, or 30.9%, from R$242.0 million for the year ended December 31, 2004, to R$316.7 million for the year ended December 31, 2005, primarily as a result of:

- an increase in transaction revenues involving the purchase and sale of securities on our systems (comprised of revenues from trading fees, and from clearing and settlement fees), which is our most important source of revenue. Transaction revenues increased from R$190.5 million for the year ended December 31, 2004 (R$124.9 million for revenues from trading fees, and R$65.6 million for revenues from clearing and settlement fees) to R$252.3 million for the year ended December 31, 2005 (R$164.4 million for revenues from trading fees, and R$87.9 million for revenues from clearing and settlement fees). This represents an overall increase of our transaction revenues of R$61.8 million in the period in question (R$39.5 million for revenues from trading fees, and R$22.3 million for revenues from clearing and settlement fees), or 32.4% (31.6% for revenues from trading fees, and 34.0% for revenues from clearing and settlement fees). The improvement in our financial performance was primarily a result of an increase in the volume of shares traded on our exchage and, secondarily, of an increase in the price of the shares traded on our exhange. The value traded increased from R$304.1 billion (corresponding to 13.4 million transactions) for the year ended December 31, 2004, to R$401.1 billion (corresponding to 15.5 million transactions) for the year ended December 31, 2005, resulting in an increase of 97.0 billion (corresponding to 2.1 million transactions), or 31.9% (a 15.7% increase in the number of transactions). Our average fees earned on the value traded remained exactly the same throughout the years of 2004 and 2005: 0.063%; and

- an increase in our other operating revenues of R$12.9, or 25.0%, from R$51.5 million for the year ended December 31, 2004, to R$64.4 million for the year ended December 31, 2005, primarily as a result of revenues from securities lending fees, which increased by R$6.5 million, or 151.2%, from R$4.3 million for the year ended December 31, 2004, to R$10.8 million for the year ended December, 2005.

Taxes on operating revenues

Taxes on our gross operating revenues (PIS, COFINS and ISS) increased by R$4.1 million, from R$10.6 million for the year ended December 31, 2004, to R$14.7 million for the year ended December 31, 2005. This 38.7% growth was consistent with the increase recorded in our gross operating revenues.

Due to our demutualization, we became subject to a new tax regime and, as a result, taxes on operating revenues have been affected, which are expected to represent a greater percentage of our gross operating revenues.

Net operating revenues

As a result of the aforementioned items, our net operating revenues increased by R$70.6 million, or 30.5%, from R$231.4 million for the year ended December 31, 2004, to R$302.0 million for the year ended December 31, 2005.

Operating expenses

Our operating expenses increased by R$33.3 million, or 18.3%, from R$181.7 million in 2004, to R$215.0 million in 2005.

As a percentage of our net operating revenues, such operating expenses decreased from 78.5% for the year ended December 31, 2004, to 71.2% for the year ended December 31, 2005, as a result of an increase in our operations.

Our operating expenses increased primarily as a result of:

- an increase in personnel and related expenses of R$11.5 million, or 16.2%, from R$70.9 million for the year ended December 31, 2004, to R$82.4 million for the year ended December 31, 2005, resulting from an increase in our headcount, from 599 employees at December 31, 2004, to 629 employees at December 31, 2005. This increase was primarily in the number of our information technology employees, reflecting our shift away from the outsourcing of a part of these activities. A lesser contributing factor was the 8.3% annual salary adjustment resulting from a new collective bargaining agreement entered into in August 2004;

- an increase in our expenses with information technology and telecom systems of R$11.3 million, or 25.3%, from R$44.6 million in 2004 to R$55.9 million in 2005, as a result of our gradual change in the "post-trading" technology platform, particularly systems dedicated to our activities relating to clearing and settlement and depository of securities. Accordingly, the increase in expenses relating to information technology and telecom systems resulted both from the rapid growth in our activities and from this technological change; and

- an increase in our other operating expenses (other than depreciation and amortization) of R$10.1 million, or 20.1%, from R$50.2 million for the year ended December 31, 2004, to R$60.3 million for the year ended December 31, 2005. The following factors are worthy of notice: (i) marketing and advertising which increased by R$4.5 million, or

42.9%, from R$10.5 million for the year ended December 31, 2004, to R$15.0 million for the year ended December 31, 2005, primarily as a result of capital market popularization and programs to further encourage it, and expenses involving publicity and marketing of new products, ; (ii) technological development program, which increased by R$1.7 million, or 14.3%, from R$11.9 million for the year ended December 31, 2004, to R$13.6 million in 2005; and (iii) outsourced services, especially relating to operating agreements with regional exchanges, which increased by R$2.2 million, or 23.9%, from R$9.2 million in year ended December 31, 2004, to R$11.4 million for the year ended 2005.

Operating income

As a result of the aforementioned items, our operating income increased by R$37.3 million, or 75.1%, from R$49.7 million for the year ended December 31, 2004, to R$87.0 million for the same period of 2005. As a percentage of our net operating revenues, our operating income represented 21.5% in 2004 and 28.8% in 2005.

Financial income, net

Our net financial income increased by R$40.6 million, or 42.5%, from R$95.6 million for the year ended December 31, 2004, to R$136.2 million for the same period of 2005.

Our net financial income increased primarily as a result of: (i) an increase in the interest rate levels as determined by Brazilian monetary authorities; and (ii) an increase in funds available for financial investments due to the fast growth of our activities and the accumulation of cash and cash equivalents and securities investments, from R$816.2 million in 2004 to R$997.0 million in 2005, or R$180.8 million, which corresponds to 22.2%.

Net income before taxation

As a result of the aforementioned items, our net income before income tax and social contribution tax increased by R$82.5 million, or 59.6%, from R$138.5 million for the year ended December 31, 2004, to R$221.0 million for the year ended December 31, 2005. As a percentage of our net operating revenues, our net income before income tax and social contribution tax represented 59.9% in 2004 and 73.2% for the year ended December 31, 2005.

Income tax and social contribution tax

In view of our increased net income before taxation, our income tax and social contribution tax expenses increased by R$10.4 million, or 40.0%, from R$26.0 million, or 11.2% of our net revenues, for the year ended December 31, 2004, to R$36.4 million, or 12.1% of our net revenues, for the year ended December 31, 2005.

Our effective income tax and social contribution tax rates totaled 18.7% for the year ended December 31, 2004 and 16.5% for the year ended December 31, 2005.

The difference in the increase of net income before taxation and the increase in income tax and social contribution tax is explained by an increase in BOVESPA's operating results in the period in question, which were exempt from income tax and social contribution tax period prior to our demutualization.

Due to our demutualization, we are subject to a new taxation regime that will cause us to incur significantly higher income and social contribution tax rates in future periods.

Net income

As a result of the aforementioned items, our net income increased by R$72.1 million, or 64.1%, from R$112.5 million for the year ended December 31, 2004, to R$184.6 million for the year ended December 31, 2005.

As a percentage of our net operating revenues, our net income represented 48.6% and 61.1% in 2004 and 2005, respectively.

Liquidity and Capital Resources

Sources and uses of funds

We rely primarily on cash flows from our operations to finance our operating and investment activities.

	Years ended December 31,			Six-month periods ended June 30,	
R$ millions	**2004**	**2005**	**2006**	**2006**	**2007**
Cash from operating activities	131.6	193.2	295.3	155.1	234.1
Cash used in investing activities	(94.0)	(150.0)	(271.2)	(140.4)	(222.0)
Cash used in financing activities	(40.5)	(43.5)	(24.0)	(13.7)	(10.2)
Increase (decrease) in cash and cash equivalents	(2.9)	(0.3)	0.1	1.0	1.9

For the six-month periods ended June 30, 2006, and June 30, 2007, cash from operating activities was R$155.1 million and R$234.1 million, respectively.

For the years ended December 31, 2004, 2005 and 2006, cash from operating activities was R$131.6 million, R$193.2 million and R$295.3 million, respectively.

Our cash from operating activities increased by R$61.6 million, or 46.8%, between the years ended December 31, 2004 and 2005, by R$102.1 million, or 52.8%, between the years ended December 31, 2005 and 2006, and by R$79.0 million, or 50.9%, between the six-month periods ended June 30, 2006 and 2007, primarily as a result of an increase in our operations.

Our main uses of cash consist primarily of financial investments, and secondarily, of investments in plant and equipment, particularly information technology investments.

For the six-month periods ended June 30, 2006 and June 30, 2007, cash used in financial investments was R$124.0 million and R$214.1 million, respectively.

For the years ended December 31, 2004, 2005 and 2006, cash used in financial investments was R$75.6 million, R$129.5 million and R$243.2 million, respectively.

Our cash used in investment activities increased by R$56.0 million, or 59.6%, between the years ended December 31, 2004 and 2005, mainly as a result of an increase in our financial investments. In turn, our investments increased by R$121.2 million, or 80.8%, between the years ended December 31, 2005 and 2006, and by R$81.6 million, or 58.1%, between the six-month periods ended June 30, 2006 and 2007, respectively, mainly as a result of an increase in our financial investments.

We believe that our internal cash generation and financial funds are sufficient to meet our estimated capital expenditures and other needs in the coming years, although we cannot provide any guarantees in this respect.

Capital Expenditures

We have been concentrating capital expenditures primarily on property and equipment, particularly information technology. The table below sets forth the breakdown of our investments in the periods indicated:

	Years ended December 31,			Six-month periods ended June 30,	
R$ millions	**2004**	**2005**	**2006**	**2006**	**2007**
Information technology	7.0	5.0	7.3	3.0	4.2
Deferred charges (software)	2.9	2.8	3.8	1.4	0.8
Construction in progress	2.1	9.7	12.1	8.1	2.1
Others	6.7	3.6	5.5	4.1	1.2
Total	**18.7**	**21.1**	**28.7**	**16.6**	**8.3**

For the six-month periods ended June 30, 2006, and 2007, our cash from operating activities used in investments in property and equipment totaled R$16.6 million and R$8.3 million, respectively.

For the years ended December 31, 2004, 2005 and 2006, our cash from operating activities used in investments in property and equipment totaled R$18.7 million, R$21.1 million and R$28.7 million, respectively.

Investments in information technology (data processing and software) totaled R$9.9 million, R$7.8 million and R$11.1 million for the years ended 2004, 2005 and 2006, respectively. For the six-month periods ended June 30, 2006 and 2007, these investments totaled R$4.4 million and R$5.0 million, respectively.

Construction in progress refers to our buildings and facilities, including those used in information technology. Additionally, for the years 2005 and 2006, these expenditures related primarily to the renovation of an area that had previously been used in the outcry trading session, and which was transformed into an area for public visitation and promotion of the capital markets (*Espaço Bovespa*).

Our construction in progress totaled R$2.1 million, R$9.7 million and R$12.1 million for the years 2004, 2005 and 2006, respectively. For the six-month periods ended June 30, 2006 and 2007, these expenditures totaled R$8.1 million and R$2.1 million, respectively.

Indebtedness

In the periods covered by the financial statements included hereby, we incurred no indebtedness.

Material financial agreements

We rely on lines of credit that are available for our use should it be necessary to guarantee the liquidity of our settlement activities. As of June 30, 2007, and June 30, 2006, such facilities totaled R$1,055.0 million and R$695.0 million, respectively. As of December 31, 2006, 2005 and 2004, such facilities totaled R$695.0 million, R$1,625.0 million and R$525.0 million, respectively.

Contractual obligations

The table below sets forth the maturity of the relevant contractual obligations affecting our liquidity on December 31, 2006, which include equipment leases and other contractual obligations. It does not include provisions for contingencies or deferred income tax. The figures shown as other contractual obligations refer to agreements with our primary suppliers, the prices of which vary depending on the volume of orders.

	Maturity per period				
R$ millions	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**After 5 years**
Leasing	19.5	5.1	14.4	–	–
Total	**19.5**	**5.1**	**14.4**	–	–
Other contractual obligations(1)	**Annual**				
Outsourcing agreements relating to information technology	19.4	5.1	14.4	–	–
Agreements relating to information technology infrastructure, and software licensing and maintenance	20.4	20.4	–	–	–
Total	**39.8**	**25.5**	–	–	–

(1) These contractual obligations can be terminated at any time with prior notice.

Off-Balance Sheet Arrangements

We are the sole investor in certain investment funds included in the combined financial statements. The investments and derivative instruments relating to these funds are recorded at market value, when applicable, as required by applicable regulations.

Derivative instruments consist of future interest rate contracts and are recorded at market value. These contracts are a part of the exclusive funds portfolios that were consolidated in the combined financial statements included hereby.

The derivative instruments comprising these funds portfolios are used achieve the investment policy set forth in each fund's regulations. Derivative transactions involve risks and may not produce the intended effects, causing significant variations in the results of the fund and also potential equity losses to funds' members. The fund's manager uses techniques and procedures to maintain control of and monitor the relevant risks, so as to mitigate them.

The nominal value of the futures contracts was R$98.5 million as of June 30, 2007, (R$42.8 million as of June 30, 2006) and R$103.9 million as of December 31, 2006 (R$17.6 million as of December 31, 2005 and R$18.5 million as of December 31, 2004).

Aside from the arrangements disclosed above, we have no other transactions, obligations or other commitments in non-consolidated companies or other transactions that may have a material effect on our financial results.

Quantitative and Qualitative Analysis of Market and Credit Risks

We are exposed to market risk and credit risk resulting from the usual course of our business. These risks may affect us by: (i) changes in interest and inflation rates, prices of various assets and variations in exchange rates, which may adversely affect the value of our investments in financial assets (market risk); and (ii) default by third parties trading on our markets in transactions to which we act as central counterparty guaranteeing the settlement of transactions (credit risk).

Market Risk

Market risk encompasses potential losses resulting from adverse changes in interest and exchange rates, and in the prices of various financial and capital assets, including securities traded on our markets.

Interest rate risk

We are subject to interest rate risk on our financial investments, which totaled R$1,703.1 million as of June 30, 2007. In order to mitigate this risk, we allocate a relevant portion of our investments to securities or funds with a return based on the CDI.

However, a smaller portion of our funds is invested in other fixed income instruments or funds, which are actively managed so as to mitigate any impacts of variations in the interest rates.

Exchange rate risk

We currently have no hedge agreements to offset our exposure to exchange rate variations, as we believe that our exposure to exchange rate variations is not of a size to justify such transactions.

Risk of fluctuation on the price of our assets

Only a small portion of our financial investments is allocated to multimarket funds or equity funds, and, accordingly, risk of variation in the prices of various assets are not material.

Credit risk

Our activities as the central counterparty exposes us to the credit risk of third parties trading on our markets, since we may be liable for any default from these parties. Thus, certain investment positions of investors trading on our platforms may be subject to market risks: price variation of the securities traded on our markets; variation in the volatility of the prices of such securities; variation in interest rates; and variation in exchange rates. Additionally, the collateral given by investors trading on our platforms may also be subject to market risk.

Our activities as the central counterparty that guarantees the settlement of transactions is based on a strict management of credit risks, which involves: (i) their proper identification; (ii) their correct assessment; and (iii) their coverage, through low-risk and high liquidity guarantees.

The first mechanism in mitigating credit risk relates to assessment of risks under "usual" conditions and their coverage. We mark-to-market all investors' positions on a daily basis and calculate their value at risk, or VAR. For this purpose, we apply a historical simulation model, which utilizes a sample size of 252 business days and a confidence level of 95%. The resulting exposures are covered with low-risk and high liquidity guarantees. Assets or securities pledged as guarantees are marked-to-market on a daily basis and depreciated in accordance with the respective risk.

The second mechanism involves maintaining a settlement fund intended to cover any residual losses (any losses exceeding the coverage resulting from the first mitigating mechanism). We mark-to-market all investors' positions on a daily basis and perform a stress test to determine the probable loss under extreme circumstances. Likewise, we apply a historical simulation model, which utilizes a sample corresponding to several past crises and a confidence level of 99%. We check daily as to whether the settlement fund is sufficient to cover at least the two major residual exposures of the clearing agents. In case of insufficient coverage the clearing agents are required to make additional contributions.

The third mechanism is a special equity fund required by law to be maintained for the exclusive purpose of reimbursing investors trading on our markets for eventual losses not avoided by our precautionary mechanisms.

Liquidity risk

Due to our activities as the central counterparty that guarantees the settlement of transactions, we are exposed to liquidity risk, given that we are required to settle transactions on behalf of defaulting clearing agents. Our activity as the central counterparty that guarantees the settlement of transactions is based on a strict management of liquidity risk.

We maintain credit facilities with sufficient funds that we believe are sufficient to cover any default by the two clearing agents with the highest activity. The capital in the credit facility is determined through an historical average of the activity of clearing agents.

As of June 30, 2007, and June 30, 2006, these facilities totaled R$1,055.0 million and R$695.0 million, respectively. As of December 31, 2006, 2005, 2004, these facilities totaled R$695.0 million, R$1,625.0 million and R$525.0 million, respectively.

RISK FACTORS

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in its policies and regulations.

The Brazilian government's actions to control inflation and to implement other policies has, in the past, included increases in interest rates, changes in the tax policy or regulations, price controls, currency devaluations, capital controls, and certain limits on imports of goods and services. Our business, financial condition, operating results and cash flow, as well as the trading price of our common shares, may be adversely affected by changes in federal, state and municipal policies or regulations, as well as by other factors such as:

- interest rates;
- foreign exchange controls and restrictions on capital flows;
- fluctuations in exchange rates;
- inflation;
- liquidity of domestic capital and credit markets;
- changes in tax policy or regulations, or increase in tax burden; and
- other political, social and economic developments in Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers.

Fluctuation of interest rates may have an adverse effect on us.

The Brazilian Central Bank determines the basic interest rate for the national financial system, taking into account Brazil's economic growth, inflation levels and other relevant economic information. The official interest rate, on the other hand, is established by the Brazilian Monetary Policy Committee (*Comitê de Política Monetária*), or COPOM. At the end of 2002, 2003, 2004, 2005 and 2006 the official interest rates were 25.0%, 16.5%, 17.8%, 18.0% and 13.2%, respectively. After further fluctuation, on June 30, 2007, the basic interest rate was set by the COPOM at 12.0%.

There can be no assurance that the Brazilian government will not raise the official interest rate in the future, which could negatively affect the Brazilian economy, the trading activities in our stock exchange and the price of our common shares.

Inflation and government efforts to curb inflation may contribute significantly to an increase in economic uncertainty in Brazil, and could have an adverse effect on us.

Historically, Brazil has experienced high rates of inflation. Inflation, along with government action to combat it coupled with public speculation about possible future governmental actions, has contributed to economic uncertainty in Brazil and heightened volatility on the Brazilian securities market. More recently, the annual rate of inflation, as measured by the general market price index (*Índice Geral de Preços - Mercado*), or IGP-M, was 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 1.5% as of June 30, 2007. In the same period, the annual rate of inflation, as measured by the national price to the general consumer index (*Índice Nacional de Preços ao Consumidor Amplo*), or IPCA, was 9.0% in 2003, 7.4% in 2004, 5.6% in 2005, 3.1% in 2006 and 2.1% as of June 30, 2007. The Brazilian government's actions to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Thus, any action by the government, including future interest rate adjustments and actions to adjust the value of Brazil's currency versus the U.S. dollar may negatively affect Brazil's economy and us.

If Brazil again experiences high inflation in the future, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, thereby increasing our costs and reducing our net and operating margins. Inflation may also restrict our ability to gain access to international financial markets and lead to government intervention in the economy, which could have an adverse effect on us.

Currency volatility may harm the Brazilian economy, as well as the market price of our common shares.

The Brazilian currency has been devalued periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and floating rate exchange systems. From time to time, there were significant fluctuations in the exchange rate of the Brazilian currency with respect to the U.S. dollar and other currencies. For example, the *real* depreciated against the U.S. dollar 18.7% in 2001 and 52.3% in 2002. Although the *real* appreciated 18.2%, 8.1%, 11.8% and 8.7% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively, there can be no assurance that the *real* will not depreciate against the U.S. dollar again.

Depreciation of the *real* relative to the U.S. dollar could create additional inflationary pressures in Brazil and lead to increases in interest rates, which may negatively affect the Brazilian economy as a whole, the trading activities on our stock exchange and the market price of our common shares.

Political or economic developments and the perception of risk in other countries, especially the United States and in other emerging market countries, may adversely affect the Brazilian economy, us and the market value of Brazilian securities, including our common shares.

The market value of securities issued by Brazilian companies is affected to varying degrees by the inflow of capital from foreign investors, as well as economic and market conditions in other countries, especially the United States and other emerging market countries. Investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Economic crises in other emerging market countries or in the United States may reduce investor interest in securities of Brazilian issuers, including our common shares, which may negatively affect the market value of our common shares, as well as make it more difficult for us to access the capital markets and other sources of funding. Moreover, a decrease in the inflow of capital from foreign investors on our stock exchange may reduce its average daily trading value, which may have an adverse effect on us.

Risks Relating to our Industry and our Business

We depend on the level of market activity, which is beyond our control.

Our revenues are highly dependent on the level of activity on our exchange, including the volume and price of securities traded, market capitalization of listed companies and the number of brokerage firms and other financial institutions with access to our markets, among other factors.

We have no direct control over these variables, which depend, among other things, on the attractiveness of the securities traded on our exchange and of equity investments against other investments, as well as on our ability to be perceived as an attractive venue for the trading of these securities when compared with other exchanges and trading platforms. These variables, in turn, are influenced by the overall economic conditions in Brazil, in Latin America and worldwide, in terms of (i) growth levels, liquidity and political stability, (ii) the regulatory environment for securities, and (iii) activity and performance of global markets. Additionally, we may be more significantly affected by global crises and capital market crises than other companies, given that these factors directly affect the average daily value traded on our exchange, an activity that accounts for a large part of our revenues.

Between January and September 2007, foreign investors accounted for 34.4% of the total value traded on our exchange. We believe that this is explained in part by the fact that foreign investors not domiciled in tax havens (as defined by Brazilian tax authorities) are beneficiaries of tax exemptions created to stimulate the inflow of funds from abroad into our securities market. However, changes in the Brazilian tax regime may increase the tax burden for our users and negatively affect the inflow of foreign investments in our market and, consequently, our overall financial performance. These potential changes include changes to prevailing tax rates, creation of new taxes and the levy of temporary taxes.

We may indirectly influence the volume and price of securities traded on our exchange through several measures, including by (i) providing efficient, reliable and low-cost systems for trading activities in our market, (ii) maximizing the availability of timely and reliable information to serve as basis for market research and guidance for investment decisions, (iii) maximizing potential access to our trading systems; and (iv) educating Brazilian and foreign institutional investors. However, we cannot guarantee that any such measures will offset the potentially adverse effect of decreased activities on our exchange.

A significant increase in competition may have an adverse effect on us.

The financial services industry and, particularly, the securities trading sector in which we operate is highly competitive. We have numerous current and potential competitors worldwide, including stock exchanges in Brazil and abroad. We increasingly compete with other securities trading centers and foreign stock exchanges to attract investors, brokerage firms, other financial institutions and issuers.

An increase in competition may have an adverse effect on us because, among other factors, it may limit our capacity to increase our customer base and expand our operations, thus reducing our profit margin.

Our competitors may aggressively reduce their prices so as to enter market segments in which we are the current market leaders. Additionally, the creation of new venues for the trading of securities may increase competition and have an adverse effect on us.

We believe that we will face more intense competition in the future, especially as technological advances continue to foster the development of more efficient and lower cost global or regionalized trading markets.

Some of our foreign competitors are better capitalized and have substantially greater financial, technical, sales and marketing resources than us. In addition, some of our competitors offer a wider range of products and services, and have a larger customer base than us. Our competitors may also be capable of responding more quickly to new opportunities, technologies and customer needs than we are, and may be able to carry out promotional activities that are more comprehensive than ours.

The trend towards consolidation and alliances between exchanges may increase and strengthen the competitive position of certain regional exchanges to the detriment of others. We cannot assure that we will be part of any such consolidation and alliance activities.

Any such events may have an adverse effect on us.

The settlement of transactions carried out on our exchange represents significant third party credit risks.

Our clearinghouse acts as the central counterparty that guarantees settlement of a significant portion of the trades executed on BVSP and of securities lending transactions. These obligations must be settled by the security purchaser or by its respective brokerage firm, which is jointly and severally liable with its client, in favor of the selling brokerage firm and clearing agents. Security purchasers and their respective brokerage firms may fail to comply with their obligations as a result of bankruptcy, lack of liquidity, operating failure or other reasons. In the event of default, we would be exposed to third party credit and market risks, and our actual losses may be greater than we previously estimated since the amount of the collateral deposited by market participants as well as our other safeguards may not be sufficient to completely cover such losses. Additionally, we are indirectly subject to credit and market risks connected with collateral provided by the parties to each transaction executed on BVSP. Any such factors may have an adverse effect on us.

We maintain an advanced system for risk management, requiring collateral from parties transacting on our markets and we have a settlement fund created with resources from our clearinghouse and from other clearing agents intended to cover losses, particularly in extreme situations or in situations of systemic risk, which are difficult to anticipate or foresee.

Furthermore, in compliance with current legislation, our safeguards also include the segregation of a specific portion of our net worth to cover such losses if needed. However, these funds and the amounts of our net worth set aside as safeguards for these situations might not be sufficient to completely cover losses from default of certain trading parties and we may be required to honor their obligations. Any of these events may have an adverse effect on us.

The financial statements included in this offering circular may not be indicative of our financial condition and results of operations following our corporate restructuring.

The combined financial statements presented hereby refer to periods prior to our corporate restructuring completed on August 28, 2007, in which our activities were distributed among the following entities: (i) BOVESPA, a tax-exempt, not-for-profit entity in charge of operating the securities market; (ii) BSP, a corporation originally organized for the purpose of providing services to CBLC and BOVESPA, also serving as a holding company; and (iii) CBLC, a corporation responsible for the centralized deposit of securities and for the clearing, settlement and risk management of transactions executed on BOVESPA.

The combined financial statements are a result of the combination and consolidation of the entities mentioned above. The results set forth in the financial statements are not indicative of the results that may be expected for the year ending December 31, 2007 or future periods because following our demutualization our revenues became subject to taxation. In addition, we also expect to incur other costs inherent to operating as a public entity. Therefore, the financial statements are not indicative of our financial condition and results of operations following our corporate restructuring.

We lack experience as a for-profit entity.

Except for CBLC, which has been in operation as a for-profit entity since 1997, we have been operating as a for-profit entity only since August 28, 2007. Accordingly, we are subject to risks and uncertainties resulting from our inexperience in managing our business as a for-profit entity.

A significant portion of our revenues is highly dependent on the trading of securities of a limited number of issuers.

In the six-month period ended June 30, 2007, the securities issued by ten of the companies listed on our stock exchange accounted for approximately 44.4% of our total traded value. Given the relative importance of the market activity of these securities on our combined revenues, financial underperformance or delisting by one or more of these companies, or the significant reduction of outstanding shares of one or more of these companies, would have an adverse effect on us. Additionally, to the extent that the economic and market conditions in Brazil or abroad result in reduced trading of securities in general or in particular with respect to companies of a specific industry, this would have an adverse effect on us.

Certain brokerage firms and other financial institutions are our shareholders and operate on our stock exchange and clearinghouse, which may generate conflicts of interest with our other shareholders.

We estimate that approximately 51.3% of our capital stock (assuming no exercise of the over-allotment option) will be held by shareholders that also operate on our stock exchange and clearinghouse. These shareholders may pursue certain decisions for their own benefit, whether by voting as a block in shareholders' meeting or influencing our management to reduce the price of our services, which may adversely affect us and the interests of our remaining shareholders.

Any damage to our reputation may have an adverse effect on us.

Our success depends on the reputation and credibility we believe we currently enjoy. Our reputation may be compromised in different ways, including as a result of failures in our self-regulatory functions, our technology or the settlement of transactions executed on our trading platforms. Our reputation may be further damaged by events beyond our control, such as scandals involving other exchanges, which may affect investors' perception of the securities market as a whole. Damage to our reputation may cause issuers to delist from our markets or to transfer their listings to other exchanges, as well as discourage other parties from transacting on our markets, which may, in turn, reduce the value traded on our exchange. Any of these events may have an adverse effect on us.

We depend on information technology and any failure or malfunction of our systems may have an adverse effect on us.

Our business depends on the integration and performance of computer systems and the communication systems supporting it. Speed, scale, availability, reliability and ongoing updating of our technological platforms constitute important factors for the performance of our operations.

Any failure of the information technology we use may result in claims against us, even if such failure is attributable to third parties over which we have no influence, such as infrastructure providers, including public utilities, and hardware and software suppliers. In the event our systems are incapable of handling a growing demand for our services or fails to properly operate, we may be subject to unforeseen interruptions in our services, lengthy response times and delays in the introduction of new products and services. Our systems and operations are also vulnerable to damage and interruptions caused by human error, natural disasters, power outage, sabotage, computer viruses and similar events that are beyond our control. Although we currently maintain back-up computer facilities intended to reduce the risk of system interruptions and have devised emergency mechanisms to avoid system interruptions, such facilities and emergency mechanisms may prove to be inadequate or insufficient. Any of these events may have an adverse effect on us.

We have a substantially fixed cost structure and, therefore, a decline in our revenues will not be accompanied by a proportional reduction in our costs, which may have an adverse effect on us.

Most of our expenses, such as with information technology maintenance and personnel are fixed and cannot be rapidly reduced in response to a decline in our revenues. If our revenues experience a sudden reduction, we may be adversely affected. Furthermore, we may incur significant development costs, and selling and commercial expenses as a result of the introduction of new products or services that might not generate sufficient revenues to justify those investments. If the new products or services we introduce fail to generate sufficient revenues, our working capital and operating income may be significantly reduced.

We operate in a highly regulated industry and any changes in our regulatory environment may have an adverse effect on us.

Our industry is subject to broad governmental regulation and may be subject to increasing regulatory scrutiny. This regulation is designed to preserve the integrity of the securities market and of other financial markets and to protect the interests of investors. Our operations depend on the authorization of governmental agencies and on the continuity of this authorization. Our ability to comply with applicable laws and regulations is highly dependent on our ability to establish and to maintain adequate systems and procedures.

Any regulatory changes may have an adverse effect on us and on the current and future users of our services. For instance, regulatory authorities may implement changes that reduce the attractiveness of listing on our markets or the use of our services, or cause companies listed on our trading center to migrate to alternative markets that may have more flexible trading or corporate governance rules. The loss of a substantial number of users or a reduction in the level of the trading activities on our exchange and OTC markets may have an adverse effect on us.

Additionally, the Brazilian Central Bank may adopt rules or procedures regarding the clearing and settlement of securities, and also require additional collateral for transactions executed occuring on our markets, which may result in changes to our existing clearing, settlement and risk control procedures or in higher costs to comply with these requirements, all of which may have an adverse effect on us.

The Brazilian Central Bank and the CVM have broad administrative powers to fine or warn us, issue suspension orders and prohibit our current or future business. In the event of actual or alleged non-compliance with regulatory requirements, we may be subject to investigations, and administrative or legal proceedings, which may lead to substantial penalties and, in extreme cases, the cancellation of our authorization to act as a securities market operator. Any investigation or proceeding, regardless of the outcome, may result in substantial costs and may also adversely affect our reputation and, therefore, our results of operations.

Additionally, CVM Rule 461 dated October 23, 2007 governing the regulated securities market and the creation, organization, operation and termination of stock exchanges, futures exchanges and organized OTC markets has been modified from the proposed CVM draft. Thus, since we adapted our business to comply with the proposed draft, we may be required to amend our bylaws, adjust the way we operate and supervise the market, as well as pursue additional studies and documents in order to comply with the enactment of this new rule. The Central Bank may review or impose additional requirements regarding amendments to the bylaws of CBLC dated August 28, 2007.

Any changes in the regulatory framework applying to our activities may have an adverse effect on us.

We have self-regulatory responsibilities as a securities market operator and also operate a for-profit business, which could create conflicts of interest.

The listing of our common shares on our subsidiary BVSP may generate conflicts of interest between BVSP's self-regulatory functions and our interests as a listed company. As a securities market operator, BVSP is responsible for establishing listing and disclosure standards to be followed by issuers. Lowering these standards so as to benefit us as a listed company or encourage additional securities listings in our market may harm our image and reputation. Although our subsidiary BSM is responsible for these self-regulatory functions, including, among other things, independently verifying the proper performance of BVSP's surveillance activities and monitoring self-listing activities, we cannot be certain that BSM will duly perform its role in order to ensure our compliance with the obligations to which we are bound as a publicly-held company.

We may be subject to significant tax contingencies as a result of our demutualization process.

Before our demutualization on August 28, 2007, BOVESPA was organized and operated as a not-for-profit entity and, therefore, was exempt from the payment of certain taxes pursuant to applicable law. If any significant tax contingency as a result of our demutualization process materializes, we may be adversely affected. Our demutualization was structured in accordance with applicable law, as confirmed by our tax lawyers, and has been subject to consultation with the Brazilian Internal Revenue Service (*Secretaria da Receita Federal*), or SRF, particularly with regard to the tax consequences of our demutualization, for which we have not yet received a response. We cannot predict whether any Brazilian tax authority may identify other tax obligations relating to our demutualization process or to any period preceding it because the SRF has not yet answered our formal inquiry regarding the tax regime applicable to our restructuring.

We may be considered successors to the obligations of the companies that previously ran our business.

We were recently organized as a corporation (*sociedade anônima*), pursuant to a corporate restructuring implemented by our shareholders, in accordance with our business strategies and in preparation for this offering. Under this restructuring, we may be deemed liable for obligations of companies that were previously in charge of our business and were subject to our restructuring process, or of companies engaged in the same business as ours and that sold its assets or shares to our predecessors (notably the CLC and SOMA). Brazilian courts have already ruled that, under certain circumstances, a company succeding another in its business or activities, or companies belonging to the same economic group may be jointly and severally liable for labor, social security, civil and tax obligations, as well as for penalties arising from violations of environment or consumer protection laws. As a result, we may be subject to potential liabilities of our predecessors, which might be unknown to us at this time. Any of these liabilities may have an adverse effect on us.

We may face significant claims for damages from investors of our markets.

Investors that have traded on the BOVESPA, including investors that were unable to settle their trades due to their own or third party's insufficient funds, may sue the BVSP for damages. If the disputed amount individually or in the aggregate is substantial, and final judgments are rendered against BVSP, we may be adversely affected.

On October 2, 2007, Mr. Naji Robert Nahas and related companies filed a claim against BVRJ and BOVESPA for damages. The plaintiffs allege that in 1989 they were injured when the shares they held in custody were confiscated, as a result of trades not settled by the plaintiffs on the BVRJ. It is currently not reasonably possible to estimate the amount or range of any potential liability because the litigation just commenced and our liability, if any, will depend on evidentiary matters and the apportionment of liability among the parties involved in the lawsuit. In the event (i) BOVESPA and BVRJ are found to be liable for the alleged losses of the plaintiffs, (ii) damages are assessed to be equal or approximate to the stated value of the claim (R$10 billion) and (iii) a significant portion of this liability is allocated to BOVESPA, it will have an adverse effect on us.

Risks Relating to Our Common Shares

An active and liquid market for our common shares may not develop.

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets. For example, the issuers listed on the BVSP had a market capitalization of approximately R$2.0 trillion as of June 29, 2007, and an average daily trading value of R$4.0 billion in the six-month period ended June 29, 2007. This compares to NYSE Euronext, which had a total capitalization of approximately US$30.8 trillion as of June 29, 2007 and a daily trading volume of US$127 billion during the six months ended June 29, 2007. The top ten companies in terms of trading value accounted for approximately 44.4% of all shares traded on the BVSP in the first six months of 2007. Active and liquid markets usually reduce the volatility of stock prices and enhance the efficiency of trading orders from parties not related to the issuer. The liquidity of markets is frequently determined by the volume of shares being traded on a daily basis. Consequently, the ability of holders of our common shares to sell them at the desired price and time may be limited, and this may negatively affect the market price of our common shares.

Substantial sales of shares after our first equity public offering (October 26, 2007) could result in a decline in the market price of our common shares.

Subject to certain exceptions, the selling shareholders (except for Marlin S.A. CCTVM – bankruptcy estate), our directors and officers, and we have agreed to enter into lock-up agreements pursuant to which they will not issue or transfer, within 180 days from the first trading day of our common shares on the BVSP, any shares, options or warrants for the purchase of shares, or any securities convertible into, or exchangeable for shares issued by us and held by the selling shareholders, and our directors and officers. After the end of this initial 180-day lock-up period, the selling shareholders (except for Marlin S.A. CCTVM – bankruptcy estate), and our directors and officers may neither sell nor offer to sell, during an additional 180 days, more than 40% of the common shares, or derivatives in connection with our shares, that they held immediately after our offering.

In accordance with the rules of the *Novo Mercado* segment, the directors and officers of a company listed on the *Novo Mercado* listing segment may neither sell nor offer to sell shares issued by that company, nor derivatives in connection with these shares, during the first six months following the first public distribution of shares. After the initial six-month period, directors and officers may neither sell nor offer to sell more than 40% of their common shares, or derivatives in connection with our shares, which they held immediately after this distribution, for six additional months.

In addition, certain minority shareholders who are neither selling shareholders nor members of our board of directors or board of executive officers did not enter into such lock-up agreements, and may choose to sell their shares shortly after the offering, which may affect the price and liquidity of our shares. These minority shareholders hold an aggregate 27,562,800 of our common shares, which corresponds to 11.0% of the shares being offered in this offering or 3.91% of our capital stock.

Also, upon the end of the applicable lock-up period, all common shares subject to these agreements will be available for sale in the public market. A sale or the perception of a possibility of sale of a significant volume of our common shares could adversely affect their market price.

Our bylaws have a provision to protect against the concentration of our common shares resulting from ownership amongst a limited number of investors, which may restrict or delay transactions that may be in the best interest of our shareholders.

Our bylaws contain a provision designed to avoid ownership concentration of our common shares amongst a limited number of investors, in order to provide for a more dispersed shareholders base. This provision may discourage or delay attempts to acquire or merge with our Company, including transactions in which investors could receive a premium on the market value of their shares. Any shareholder or group of shareholders representing the same interest that purchases or becomes the owner of our shares in an amount equivalent to or in excess of 20% of the aggregate number of our shares must make a public tender offer to purchase all our outstanding shares within 60 days of the date of purchase or of the event that resulted in the ownership of our shares in excess of the aforementioned threshold.

Moreover, our bylaws limit the voting rights of each single shareholder to a maximum of 7% of our capital stock, regardless of the actual share ownership of our Company. This provision may be contrary to the interest of our shareholders because it may make more difficult for a shareholder to approve any corporate matter by a majority vote at a shareholders' meeting.

We do not have a controlling shareholder or controlling group of shareholders, which may lead to shareholder alliances, shareholder conflicts or other events normally associated with the lack of a controlling shareholder or controlling group of shareholders.

We currently do not have a controlling shareholder or controlling group of shareholders. If one of our shareholders or group of shareholders happens to obtain a controlling stake in our Company, sudden and unexpected changes in our corporate strategies and policies may occur, including as a result of the replacement of all our directors and/or executive officers. Moreover, it is possible that our Company might be more vulnerable to hostile takeovers or other disturbances arising from shareholder activism.

The lack of a controlling shareholder or controlling group of shareholders may negatively affect our decision-making process, because it may be more difficult to attain the minimum quorum required by applicable law to address certain issues at a shareholders' meeting. Any sudden and unexpected change in our management team, our corporate strategies or policies, any attempt to obtain a controlling stake in our Company, or any dispute between shareholders regarding their rights as such may have an adverse effect on us.

14.03 – OTHER INFORMATION CONSIDERED IMPORTANT TO BETTER UNDERSTAND THE COMPANY

Investors that have traded on the BOVESPA, including investors that were unable to settle their trades due to their own or third party's insufficient funds, may sue the BVSP for damages. If the disputed amount individually or in the aggregate is substantial, and final judgments are rendered against BVSP, we may be adversely affected.

On October 2, 2007, Mr. Naji Robert Nahas and related companies filed a claim against BVRJ and BOVESPA for damages. The plaintiffs allege that in 1989 they were injured when the shares they held in custody were confiscated, as a result of trades not settled by the plaintiffs on the BVRJ. It is currently not reasonably possible to estimate the amount or range of any potential liability because the litigation just commenced and our liability, if any, will depend on evidentiary matters and the apportionment of liability among the parties involved in the lawsuit. In the event (i) BOVESPA and BVRJ are found to be liable for the alleged losses of the plaintiffs, (ii) damages are assessed to be equal or approximate to the stated value of the claim (R$10 billion) and (iii) a significant portion of this liability is allocated to BOVESPA, it will have an adverse effect on us.

Board members stakes and free float in October 30, 2007

Shareholder	Number of shares	%
Board Members	6.858.885	0,97
Free Float	698.416.379	99,03
Total	705.275.264	**100**

Arbitration

According to our bylaws, any controversies or disputes related to the rules of the *Novo Mercado*, our bylaws, the provisions of Brazilian Corporate Law, guidelines issued by Brazilian authorities, the regulations of the BVSP, and the other rules applicable to the capital markets in general will be settled through arbitration proceedings based on the rules of the Market's Arbitration Panel established by the BVSP.

The regulations of the *Novo Mercado* provide that the BVSP, the company, our controlling shareholders, our directors, our officers and members of our fiscal council must resolve through arbitration any and all disputes or controversies related to *Novo Mercado* regulations, the contract for listing on the *Novo Mercado*, and the covenants to submit to arbitration. These proceedings must be arranged at the Market's Arbitration Panel based on its arbitration rules.

Overview

Our Company

We are the fastest-growing equities and equity derivatives exchange in the Americas and the third fastest-growing exchange worldwide in terms of average daily traded value in U.S. dollars between 2002 and the first six months of 2007, among exchanges with an average daily traded value exceeding US$1 billion (based on data for the first six months of 2007, according to the WFE). We operate the only active equity and equity derivatives exchange in Brazil, and we are the largest exchange in Latin America in terms of:

- traded share value, with a market share of 71% of the total of all Latin American exchanges in the first six months of 2007;
- market capitalization, with approximately 55% of the total market capitalization of all Latin American exchanges as of June 30, 2007; and
- value of public equity offerings, with approximately 78% of the total value of all public offerings in Latin American markets in the first six months of 2007.

Our business comprises the entire chain of trading, clearing and settlement, risk management, central counterparty and central depository of securities through integrated and fully electronic systems under the responsibility of our subsidiaries BVSP and CBLC. We believe that this structure enables us to provide a combination of efficient, streamlined and high quality services, and provides us a competitive edge in our market. As a securities market operator, BVSP is responsible for the surveillance and monitoring of our markets, as well as of their participants.

The following table summarizes our key combined financial information for the periods indicated:

	Years ended December 31,				Six-month periods ended June 30,		
	2004	2005	2006	CAGR(1)	2006	2007	% Variation Jun/2006 – Jun/2007
	(in R$ millions, except as indicated otherwise)						
Net operating revenues	231.4	302.0	434.7	37.1%	216.4	343.3	58.6%
Pro forma net operating revenues	N/A	N/A	408.4	N/A	N/A	323.2	N/A
EBITDA(2)	65.7	103.4	205.4	76.8%	110.7	217.7	96.7%
EBITDA Margin(3)	28.4%	34.2%	47.3%	N/A	51.2%	63.4%	N/A
Pro forma EBITDA(2)	N/A	N/A	179.6	N/A	N/A	197.8	N/A
Pro forma EBITDA Margin(4)	N/A	N/A	44.0%	N/A	N/A	61.2%	N/A
Net income	112.5	184.6	274.0	56.1%	142.2	243.7	71.4%
Pro forma net income	N/A	N/A	199.2	N/A	N/A	177.6	N/A

(1) Compound Annual Growth Rate, or CAGR.
(2) The inclusion of EBITDA and pro forma EBITDA information is intended to present a measure of our operating performance. Our EBITDA consists of our operating income plus depreciation and amortization expenses. Our pro forma EBITDA consists of our EBITDA adjusted to represent what the tax effect to BOVESPA would have been, for the six-month period ended June 30, 2007 and the year ended December 31, 2006, had it been subject to payment of taxes as a for-profit entity, except that revenues deriving from the management of the securities investor guarantee fund, which was transferred to BSM, were not taken into

account in calculating our pro forma EBITDA. According to the Accounting Practices Adopted in Brazil, neither EBITDA nor pro forma EBITDA is a measure of financial performance and they should not be considered individually or as an alternative to net income or operating cash flows, nor should it be considered as a measure of operating performance or liquidity. EBITDA and pro forma EBITDA do not have a standard meaning and the definitions of EBITDA or pro forma EBITDA used in this report circular are not comparable to those used by other companies.

(3) EBITDA Margin is our EBITDA divided by our net operating revenues.

(4) Pro forma EBITDA Margin means pro forma EBITDA divided by pro forma net operating revenues.

Our growth is the result of the increased value traded on our markets, given that our primary source of revenues derives from the transaction fees we charge. These fees are equal to a percentage of the value of the securities traded and settled on our markets. The average daily trading value on our exchange increased from R$558 million in 2002 to R$2.4 billion in 2006, representing a CAGR of 44.5%. The average trading value on our exchange increased from R$2.3 billion for the first nine months of 2006 to R$4.3 billion for the same period of 2007, or by 88.4%.

Between January 1, 2005, and September 30, 2007, 117 public equity offerings were conducted on our exchange, of which 83 were IPOs, including offerings of Brazilian Depository Receipts, or BDRs. Additionally, as of September 30, 2007, an additional 35 applications for registration of public equity offerings had been submitted to the CVM for review, of which 31 were IPOs.

The table below sets forth our key operating information for the periods indicated:

	Years ended December 31,					Six-month periods ended June 30,		Nine-month period ended September 30,
	2002	2003	2004	2005	2006	2006	2007	2007
Market capitalization (R$ billions)	438.3	676.7	904.9	1,128.5	1,544.9	1,285.0	1,970.8	2,266.7
Average daily trading value (R$ billions)	0.6	0.8	1.2	1.6	2.4	2.4	4.0	4.3
Assets under custody (R$ billions)	211.1	324.1	388.9	518.6	729.8	588.4	894.8	1,027.2
Number of public equity offerings	5	6	15	19	42	23	35	56
Total value of public equity offerings (R$ billions)	6.1	2.7	8.8	13.9	30.4	14.8	20.8	41.7
Listed issuers	573	553	560	567	624	587	667	695
Total listed companies	436	410	390	381	394	382	419	434
Companies listed on the *Novo Mercado* segment	2	2	7	18	44	31	69	82
Companies listed on the *Nível 2* segment	3	3	7	10	14	13	15	18
Companies listed on the *Nível 1* segment	24	31	33	37	36	34	38	40

Source: CVM for 2002 and 2003 public equity offerings data and BOVESPA for all other data.

Our Competitive Strengths

We believe our main competitive strengths include:

Historic growth coupled with strong potential for achieving operational leverage. We are the fastest-growing equities and equity derivatives exchange in the Americas and the third fastest-growing exchange worldwide in terms of average daily traded value in U.S. dollars between 2002 and the first six months of 2007, among exchanges with an average daily traded value exceeding US$1 billion (based on data for the first six months of 2007, according to the WFE). Our average daily trading value increased from R$558 million in 2002 to approximately R$4.0 billion in the first six months of 2007. Our EBITDA margin increased from 28.4% for the year ended December 31, 2004 to 63.4% for the first six months of 2007 and our pro forma EBITDA margin increased from 44.0% for the year ended December 31, 2006 to 61.2% for the six-month period ended June 30, 2007. We believe our existing technological infrastructure is capable of servicing twice the current average daily number of trades, which in September 2007 reached 157,000. Accordingly, we believe that we have the capacity to increase our business activity and our results without significantly changing our overall cost structure, thus preserving and potentially increasing our EBITDA margin.

Vertically integrated model. We provide a complete array of services related to trading, clearing and settlement, risk management, central counterparty and central depository of securities in both the equity and fixed income markets, as well as in the derivatives market. Our structure is fully integrated and operates exclusively through fully electronic systems and platforms equipped with state-of-the-art technology in order to provide market participants with credibility, reliability, security and transparency with respect to their trading activities. This also enables us to leverage our technology platforms in order to provide additional services to our customers, such as back-office services for investment funds and investment clubs. Our systems were developed to allow for the expansion of our capacity and the efficient inclusion of new products, including by incorporating existing markets into our systems, as was the case with the incorporation into our trading system in 2005 of the over-the-counter, or OTC, market operator *Sociedade Operadora do Mercado de Ativos*, or SOMA.

Innovation and development of products and services. We believe we are capable of meeting market demands, handling its challenges and complexities and anticipating new trends in our industry. In recent years, we created the following products and services, among others, to serve the evolving Brazilian capital market: trading systems, central depository of securities and central counterparty services, clearing and settlement of corporate bonds, indices, special listing segments requiring higher levels of corporate governance practices than those set forth by the Brazilian Corporate Law and other regulations, back-office services, securities lending, and development of derivatives and future products. We are continuously seeking to comply with industry best practices and to adapt them to the particular circumstances and needs of the Brazilian market. To do so, we rely on investment in information technology, as well as on a technical team we believe to be skilled and experienced in capital markets, and qualified to develop and support new products and services.

Credibility, reputation and experience. We believe we enjoy substantial credibility and an excellent reputation with issuers, investors, brokerage firms and other financial institutions that have access to our markets, as well as with regulatory agencies. This was developed over our 117 years of operations. Additionally, we have solid experience in risk management and market surveillance and monitoring, given that we also assist the CVM in the surveillance and monitoring of market transactions and its participants. We believe that our reputation encourages companies to obtain new listings of their securities for trading on our markets and new investors, particularly foreign investors, to trade with us. We also believe that we benefit from a positive corporate image and a well-recognized brand in Brazil and abroad.

Increasing attractiveness of companies on our exchange with higher levels of corporate governance practices. In order to attract companies with better corporate governance practices to our exchange, we launched our special listing segments *(Nível 1, Nível 2* and *Novo Mercado)* in December 2000. The number of listed companies on these special listing segments has increased significantly, from 36 at the end of 2003 to 140 on September 30, 2007. This increase was particularly evident on our *Novo Mercado* listing segment, which increased from 2 to 82 listed companies during that period. The *Novo Mercado* segment is our special listing segment that requires the highest levels of corporate governance practices of all our listing segments. We believe that these higher standards provide the companies listed there with increased visibility in the eyes of investors and other market participants. Additionally, we have a dedicated team that is focused on promoting, prospecting and encouraging the listing of new companies on our exchange and the migration of companies already listed on our traditional market to our special listing segments.

Record of profitability and financial strength. We have been able to achieve strong operating performance, recording in the years ended December 31, 2005 and December 31, 2006 net operating revenues of R$302.0 million and R$434.7 million, respectively, and EBITDA margins of 34.2% and 47.3%, respectively. As of December 31, 2005 and December 31, 2006, we had cash and cash equivalents and investment securities of R$999 million and R$1.3 billion, respectively. As of June 30, 2007, we had no indebtedness. Our profitability and solid financial position allow us to meet our current investment plans and maintain growth without the need for external sources of financing.

Experienced management team and high corporate governance standards. Our executive management team is experienced and consists of qualified professionals that are committed to our goals. Our executives have been working with our Company and its subsidiaries for an average of 13 years and have significant industry experience in the areas of exchange activities, clearing, settlement and depository services and the use of information technology. We impose high level corporate governance standards and rules upon ourselves concerning our relationships with brokerage firms and other financial institutions that have access to our markets and place orders in our systems, and with issuers and investors. As a result, we have established clear and transparent rules of conduct with these industry participants for over 40 years. Further, our bylaws require the majority of our board of directors to be comprised of independent members, contributing to our high corporate governance standards.

Our Strategies

We believe that the following strategies should result in improved development of our activities and should maximize our shareholders' profitability:

Expand the number of domestic and foreign issuers. We intend to encourage the listing of new companies on the *Novo Mercado* segment by promoting activities for companies not listed on our markets, institutional investors, brokerage firms and other financial institutions, employers associations, and other associations connected with the capital markets. We also intend to develop the *BOVESPA MAIS*, an organized OTC market that requires of companies additional corporate governance standards similar to those of the *Novo Mercado* segment, created to meet the needs of small and medium-sized companies intending to list their securities on our market. We also intend to continue encouraging companies listed on our traditional market to migrate to our special listing segments. In addition, we intend to continue to develop other products and markets, such as fixed income and securitization markets through asset-backed securities funds (*Fundos de Investimento em Direitos Creditórios*), or FIDCs, and commercial mortgage-backed securities (*Certificados de Recebíveis Imobiliários*), or CRIs, among others. We also intend to expand the listing of BDRs, on our markets by creating a specific listing segment for the trading of securities covering shares of foreign issuers.

Expand the number of foreign and domestic retail investors. We believe that there is substantial potential to increase the number of retail investors trading on our markets and we intend to continue our marketing program to promote the stock market to the general public, such as the "*BOVESPA Vai Até Você*" ("BOVESPA Where You Are"). We also intend to continue with our marketing and communication strategy to educate people about stock market concepts, to develop customized approaches to different segments of the Brazilian society and to encourage the participation of new domestic retail investors. From January 1, 2002 to June 30, 2007, the number of retail investors participating in our markets increased from 80,000 to 255,000 and the average daily value traded by these investors increased from R$120 million to R$907 million. With respect to foreign investors, our primary initiatives include our participation in various multilateral organizations, our pursuit for international recognition and regulatory certificates from foreign securities regulators, and our engagement with the Brazil: Excellence in Securities Transactions, or BEST, which is a program launched by private and public institutions with the purpose of further developing trust in the Brazilian capital markets among institutional investors worldwide. We also expect to continue developing initiatives aimed at improving the Brazilian capital market regulatory framework and further facilitating the access and participation of foreign investors.

Diversify our revenues. We believe that we have the potential to develop and benefit from additional markets, products and services not yet fully explored by our business. For this purpose, we intend to use our experience, innovation and development capacity to invest in and develop products and services in order to increase our revenues, including: (i) increasing annual listing fees from issuers, by increasing the number of issuers; (ii) launch and promote new products in the derivatives market, such as stock indices and the Protection of Investments with Participation *(Proteção do Investimento com Participação)*, or POP, which is a structured equity product combining a stock and its derivatives in order to provide variable degrees of protection against possible losses; (iii) the sale of market data and information by increasing our costumer base; (iv) charging access fees from brokerage firms and other financial institutions with permission to place orders on our trading systems, and (v) licensing of software and services connected with our integrated brokers' management system, known as Sinacor.

Expand our activities nationwide. Consistent with our strategy to increase the number of retail investors participating in our markets, we expect to continue encouraging the expansion of our members' activities throughout Brazil, primarily outside the states of Rio de Janeiro and São Paulo. These two states account for 42.5% of the Brazilian GDP, according to the Brazilian Institute for Geography and Statistics (*Instituto Brasileiro de Geografia e Estatística*), or IBGE, but accounted for 80.3% of the value traded by retail investors in our markets in the first half of 2007. To pursue this goal, we have established local offices in five

Brazilian capital cities (Porto Alegre, Curitiba, Rio de Janeiro, Fortaleza and Recife) and have developed a policy to encourage brokerage firms and other financial institutions to increase activities in these untapped markets to become market leaders for investors in these regions.

Rationalize costs and maximize our operational leverage. Following our demutualization, we developed profit-oriented business strategies aimed at reducing our operating costs and increasing our revenues by eliminating inefficiencies. We will attempt to maintain our focus on cost reduction, operating efficiency and the expansion of our activities under our current business structure by: (i) discontinuing financial support for the technological and managerial development of brokerage firms and other financial institutions with access to our markets, in particular the technologial development program (*Programa de Aprimoramento Tecnológico*); (ii) reviewing the current listing fee discounts for companies joining our special listing segments, beginning in 2008; (iii) investing continuously to increase personnel productivity and the efficiency of our technology infrastructure; and (iv) encouraging new issuers and investors to join our markets. We believe that we have the financial resources and qualified personnel necessary to adequately meet anticipated investment needs. In addition, we also believe our increased tax burden following our demutualization will be offset by our profit-oriented approach to the relationship with brokerage firms and other financial institutions with access to our markets.

Continuously invest in human resources and technology. In order to increase our productivity in a government regulated industry with intense competition, we intend to continue our policy of investing in human resources and technology, offering advanced and creative trading solutions, investor access, risk management, clearing, settlement and custody services, central depository and central counterparty services, and surveillance and monitoring activities, so as to increase our productivity. In 2006, we invested R$21.0 million in information technology infrastructure, including R$5.8 million in operating leases and R$2.3 million in personnel training. In the six-month period ended June 30, 2007, we invested R$11.3 million in information technology, of which R$5.3 million was invested in operating leases and R$1.5 million was invested in personnel training.

Electronic Trading Systems

We have adopted electronic trading systems to handle and carry out purchase and sale trades, auctions, and special trading in securities listed on our exchange and on the OTC market, whether involving fixed income or equity securities.

Mega Bolsa

After seven years using CATS developed by the Toronto Stock Exchange, in 1997 we changed our electronic trading system to the *Mega Bolsa*, an advanced system developed by what was then known as *Bourse de Paris* (currently Atos Euronext Market Solutions). After we terminated our remaining open outcry trading sessions in 2005, we had completed our transition to a fully electronic market. At that time, all trading in equity securities taking place on our markets was processed through *Mega Bolsa*. In addition, trading, clearing and settlement, as well as depository services are executed through fully integrated electronic systems, resulting in a completely automated process.

Our fully electronic trading systems process all trading activity involving equities and purchase and sale orders, providing reliable, streamlined and transparent services to investors, our brokerage firms, other financial institutions with access to our markets and news agencies by allowing real-time, online follow-up of all orders through either the Internet or the private networks connected to our systems.

Offers to buy and sell securities on our markets are displayed on over a thousand trading screens in the facilities of brokerage firms and other financial institutions that have access to our markets and may also be available to retail and institutional investors through an outbound routing mechanism for available orders.

In addition, our *Mega Bolsa* system permits monitoring for purposes of tracking and identifying possible problems, including response time deviation. Thus, we can gather data from the system and develop programs or tools to enhance the performance of our platforms. By reducing the time necessary to process and send trade orders to the markets, it becomes possible to register trades automatically by using automated trade orders, or program trading.

Our system had recorded orders with average response time below half a second, and was operating between 30% and 40% of our average processing capacity, disregarding peaks in system use. The peak activity in a single trading day recorded 1.2 million registered orders and over 285,000 trade transactions closed, which occurred on August 15, 2007.

We also implemented gateways for receipt of orders through a routing order system, which were designed for three categories of clients:

a) *retail investors* – including natural persons, non-financial legal entities and investment clubs;

b) *institutional buyers* – including mutual investment funds, private pension funds, insurance companies and other institutional buyers; and

c) *portfolio managers* – including client portfolios managed by accredited managers.

The features and services available for order routing purposes are more limited compared to those available at *Mega Bolsa* system terminals.

Bovespa Fix and Soma Fix

The electronic system adopted in our markets for trading in fixed income securities is the SIOPEL system, which was a software developed by the principal fixed income market of Argentina, the *Mercado Abierto Electronico S.A.*, or MAE. Upon acquiring this trading platform in 2001, BVSP and MAE agreed to a partnership that also includes the electronic stock market of Uruguay, the *Bolsa Electronica de Valores del Uruguay S.A.*, or BEVSA, for the purpose of investing jointly to further develop and improve the software.

Since this software was originally designed to apply to the fixed income markets, it includes trading characteristics of that market, such as bid rate, request to quote and bid-offer spread.

In addition to providing the fixed income market with a secure, modern and reliable platform, one significant advantage of the SIOPEL software is the flexibility it affords to market operators and traders. This software is also used by the BM&F in its government bond market, as well as by the Colombian Stock Exchange and the *Banco República de Colômbia*.

Commercial Relations with Brokerage Firms and Other Financial Institutions Entitled to have Access to our Markets

With the approval of CVM Rule 461, brokerage firms and other financial institutions now have access to our trading systems pursuant to an agreement with BVSP in which they will: (i) adhere to our rules of conduct, including our operational manual, our operational procedures manual, our participant's manual, and other rules and regulations of conduct issued by our subsidiary BVSP; (ii) acquire minimum technological support and services to ensure a minimum infrastructure to access our trading systems; and (iii) agree to charge fees from investors on our behalf.

In addition to the minimum services and technological support, brokerage firms and other financial institutions with access to our markets will have the option to acquire additional services.

Access to our exchange is granted only to brokerage firms and other financial institutions pursuant to commercial conditions classified according to the following three categories: (i) full access – brokers that may operate anywhere in Brazil; (ii) regional access – brokers that operate predominantly in certain states (Espírito Santo, Minas Gerais, Paraná, Rio Grande do Sul, and Santa Catarina); and (iii) pioneering access – brokers that operate predominantly in any state other than the states indicated above. Regional and pioneering brokers receive favorable price treatment if at least 40% of their clients and 40% of their traded value originates from their own regions.

In the fixed income and organized OTC markets we also grant access to investment banks and other financial institutions.

Every broker authorized to operate on our exchange is required to purchase the minimum services and technological support we provide for access to our systems. This monthly fee is lower for regional and pioneering brokers, as a part of our strategy for regional expansion. The fees we will charge for access to our trading systems are assessed every three months, based on the total fees paid in the preceding quarter, and may vary as indicated in the table below.

Category	Monthly fee (in R$)	Maximum discount
Full access	30,000	20,000
Regional access	12,000	8,000
Pioneering access	6,000	4,000

The number of brokerage firms and other financial institutions authorized to operate on our organized markets is subject to prior approval by the CVM, and for a period of twelve months following our demutualization, no new authorizations will be granted or migrations from one category to another will be authorized. However, we may allocate existing access authorizations that may become available within this period due to the termination of a broker pursuant to our access regulation. This twelve-month waiting period will not apply to pioneering brokers or the participants in the fixed income and OTC markets. Access to our trading systems is non-negotiable and non-transferable among brokerage firms and other financial institutions.

Our commercial policy for access to our trading systems is subject to change, with new conditions of access taking effect in the subsequent calendar quarter.

With the approval of CVM Rule 461, our relationships with brokerage firms and other financial institutions with access to our markets will be subject to our new policy.

Custodian agents

Through our subsidiary, CBLC, acting as custodian of securities, we accredit certain brokerage firms and other financial institutions entitled to access our markets to act as custodian agents. Our custodian agents are responsible for maintaining the securities accounts of investors in the central depository system of the CBLC.

The custody accounts maintained by custodian agents in our central depository system are segregated by investor.

Custodian agents enter into custody service agreements with our subsidiary CBLC, pursuant to which they agree to: (i) adhere to our operational manual, our operational procedures manual, and other rules and regulations of conduct issued by our subsidiary CBLC, and (ii) pay us a monthly fee of R$6.90 for each active custody account maintained in our central depository system.

Clearing agents

Through our subsidiary CBLC, acting as a clearing and settlement company, we accredit certain brokerage firms and other financial institutions to act as clearing agents. Our clearing agents are responsible for the clearing of securities and financial settlement of trade transactions in securities listed on our trading systems.

Clearing agents are required to adhere to our operational manual, our operational procedures manual, and other rules and regulations of conduct issued by our subsidiary CBLC and agree to pay us a clearing fee within the periods, in the form and amounts established in our regulatory and operating rules.

Employees

As of June 30, 2007, we had a total of 821 employees at our headquarters in São Paulo and in our offices in the cities of Rio de Janeiro, Porto Alegre, Fortaleza, Curitiba and Recife. The table below sets forth information on personnel employed by us in the periods indicated:

	As of December 31,			As of June 30,
Areas of activity	**2004**	**2005**	**2006**	**2007**
Operations	176	204	191	197
Information Technology	165	168	269[1]	275
Management and administration	258	257	321	349
Total	**599**	**629**	**781**	**821**

(1) The substantial increase in the number of employees in this area resulted from the hiring of employees for work previously outsourced to providers of information technology.

Benefits

We seek to pay salaries that adequately compensate our employees for their skills, professional duties and responsibilities by adopting a variable compensation policy oriented to individual and collective growth and performance.

In addition, we offer benefits including health insurance, life insurance, premium leave, private pension plans, meal vouchers and transport vouchers. Finally, we have adopted a profit sharing plan for our employees based on our annual budget. The amount distributed under the profit-sharing plan to our officers and key personnel is subject to the general performance of the Company. In 2006, R$8.2 million was paid to BOVESPA employees and R$1.3 million to CBLC employees.

Private pension plan

Our employees may participate in our private pension plan (Fundo de Pensão Multipatrocinado das Instituições do Mercado Financeiro e de Capitais), or Mercaprev. Contributions from each employee will be equivalent to at least 2.93% of his or her monthly wage, although employees are free to contribute more than the minimum amount required by the plan. BOVESPA and CBLC will contribute the same percentage to the plan.

The participants of Mercaprev, as long as in compliance with the plan's requirements, are entitled to receive either monthly payments after retirement due to service, age or disability, or a lump sum. In case of death, the employee's beneficiaries will be entitled to a death benefit.

On June, 2007, 500 employees of BOVESPA and 77 employees of CBLC participated in Mercaprev.

Employee training and integration

We provide a broad education and training program to our employees, including our First Degree Program ("*Programa 1ª Faculdade*"), pursuant to which we pay for up to 80% of the monthly tuition (up to R$800) of a bachelor's degree program in areas of interest to us, such as business administration, economics, accounting, engineering, law, and data processing.

In addition, we adopted an integration program designed to improve employee relations within our companies, encourage activities in groups, increase motivation and the level of employee commitment, teach leadership techniques, and improve our efficiency. For these purposes we have promoted social events, encouraged community work and sponsored educational activities.

As part of our program, for three consecutive years our employees have registered their degree of satisfaction for working at our companies and the effectiveness of our integration program. The results of our surveys indicate a positive directional movement in the number of employees satisfied with their jobs: 74% in 2004, 78% in 2005 and 87% in 2006.

Unions

We are represented by the Union of Accounting, Consulting and Expertise Firms, and Information and Research Service Providers of the State of São Paulo (*Sindicato das Empresas de Serviços Contábeis, de Assessoramento, Perícias, Informações e Pesquisas no Estado de São Paulo*), or Sescon-SP, and most of our employees are represented by the Union of Employees of Independent Commercial Agents and Consulting, Expertise, Information, Research and Accounting Firms of the State of São Paulo (*Sindicato dos Empregados de Agentes Autônomos do Comércio e em Empresas de Assessoramento, Perícias, Informações e Pesquisas e de Empresas de Serviços Contábeis no Estado de São Paulo*). We maintain a good relationship with these unions, which include analytical reviews and discussions of mutual proposals, in a joint effort to improve working conditions for our employees. We believe that this approach has been successful, since we have not had any strikes involving our employees in recent years.

Our last collective bargaining agreement was executed in August 2007 and contemplated a 4.19% salary increase for our employees effective as of August 1, 2007.

Stock option plan

At a special shareholders' meeting held on August 28, 2007, our shareholders approved a stock option plan, with the purpose of aligning the interests of our shareholders, management, employees and certain third-party service providers. The approved plan authorized our board of directors to approve the issuance of stock options representing up to 4.6% of our capital stock.

On that same date, our board of directors approved our first stock option plan, under which 14,810,781 stock options were issued, representing 2.1% of our capital stock, to our management, employees and certain third-party service providers who had rendered services to BOVESPA for more than one year.

As of October 25, 2007, there were 14,810,781 outstanding options exercisable under this plan. The options can be exercised in two tranches, one within 12 months from this offering and the other within 24 months from this offering. These options are limited to 2.1% of our capital stock. The exercise price of these options is R$2.06 per share, equivalent to the book value of our common shares as of June 30, 2007, which is the reference date for our corporate restructuring. This price will be updated according to the IGP-M interest rate until the exercise date of the options.

Pursuant to our first stock option program and other future programs, our board of directors may grant additional stock options to purchase up to 17,631,882 common shares corresponding to 2.5% of our capital stock. The strike price for these options shall be equivalent to (i) the average trading price of our shares within the 20-day period prior to the grant, that could be subject to a discount of up to 20% at our board of directors' discretion, or (ii) the price per share under the last equity public offering of the company´s shares, provided that the options have been granted within a period of up to 90 days of this ofering.

Participation in International Associations

We believe that we enjoy a solid reputation internationally, which gives us the ability to act as members of, and exercise a leading role in, important international entities and associations, including the WFE, the Ibero-American Federation of Exchanges (*Federação Ibero-americana de Bolsas*), or FIAB, and the International Organization of Securities Commissions, or IOSCO. We are a founding member of the America's Central Securities Depositories Association, or ACSDA, and are the only Brazilian member of the International Securities Services Association, or ISSA. In addition, we are a member of the CCP12, a group that gathers the principal central counterparties worldwide, and are a former 2004 advisory committee member during the preparation of recommendations submitted to the G-30. We are also recognized by the Investment Dealers Association of Canada, or IDA, a self-regulatory institution that operates in the Canadian capital markets and has over 200 members, including banks, brokers and dealers.

Awards

As a result of our pioneering and continuing efforts towards the adoption of good corporate governance practices in Brazil, implemented mainly through the creation of our special listing segments, we believe that we have become a local and international resource on the subject, having been invited to participate in a variety of events and seminars in Brazil and abroad, including events organized by multilateral institutions including the Organisation for Economic Cooperation and Development, or OECD, and the International Finance Corporation, or IFC.

Material Agreements

We do not have any material agreement unrelated to our business operations, but maintain several material agreements, including financial, information technology, services and other agreements directly related to our business operations, which we discuss below.

Software license agreement – Mega Bolsa

With the purpose of changing our electronic trading system to the *Mega Bolsa*, on October 11, 1996 we executed a software license, customization and installation agreement with the then *Bourse de Paris* (currently Atos Euronext Market Solutions), for the total amount of US$2.6 million, which has been fully paid, and is effective for 25 years following the execution date. Pursuant to this agreement, we acquired a non-exclusive license for use of this software in our equities and equity derivatives exchange, as long as we operate this market or hold an ownership interest in it. The rights and obligations under this agreement were assigned to our subsidiary BVSP on August 28, 2007. *Mega Bolsa* is an electronic trading system that registers and processes all purchase and sale orders in our equity trading markets.

Agreement for access to the trading systems operated by BVSP

As a result of the demutualization process, brokers' access to the trading systems in markets operated by BVSP has become a contractual relationship governed by specific rules and agreements, and is now unrelated to the interest these brokers may hold in our shares. However, in order to ensure continuing brokerage operations in our trading markets, the shareholders of BVSP authorized the former broker members of BOVESPA to continue to operate under the operational regulation and procedures manual adopted by BOVESPA during the transitional period and until such time as the new rules and agreements governing access to the trading systems operated by BVSP are effective.

Agreement for provision of clearing and settlement services

CBLC has entered into service agreements with several clearing agents, pursuant to which we will provide clearing and settlement services and act as central counterparty, guaranteeing multilateral clearings and settlements of trade transactions. These service agreements were entered into for indefinite terms, and compensation payable by clearing agents for the services provided by CBLC observe previously announced price lists.

Agreement for provision of services as central depository of financial assets

CBLC has entered into service agreements with several depository agents, pursuant to which we will provide services as central depository and custodian of financial assets. These service agreements are entered into for indefinite terms and compensation payable by depository agents for the services provided by CBLC observe previously announced price lists. As of June 30, 2007, we had 205 depository agents.

Agreement for transmission of our market data

We executed agreements for transmission of our market data with companies known as vendors. Vendors are companies that purchase directly from us the rights to broadcast or retransmit and sell our market data subvendors or their professional or private customers for consideration. These vendors may be held strictly liable for misuse of information received and would have to indemnify us for any losses arising from this misconduct. The remuneration we charge for providing the signal varies depending on the location of a vendor's facilities and the number and qualification of the customers to whom the market data is broadcasted or retransmitted. As of June 30, 2007, we had agreements for transmission of our market data with 40 vendors and 45 brokerage firms, from which we derived approximately R$4.8 million in revenues.

Legal and Administrative Proceedings

We and our subsidiaries are parties to a number of legal and administrative proceedings arising the ordinary course of our business, which essentially can be divided into three categories: civil lawsuits, tax proceedings and labor claims.

Based on the assessment and opinion of our external legal counsels as to the outcome in each case, our provisions for these legal contingencies take into account the amounts required to cover losses assessed as probable.

As of June 30, 2007, the total estimated amount of contingencies under legal and administrative proceedings amounted to R$332.9 million, for which we had provisions for civil and labor claims in the amount of R$3.7 million and provisions for tax claims in the amount of R$4.6 million, recorded as "taxes payable" in our combined balance sheets.

Civil claims

As of June 30, 2007, we were parties to 96 civil claims, as plaintiffs in 20 of them and as defendants in 76 lawsuits.

Claims in civil lawsuits to which our subsidiaries are parties amounted to approximately R$86.6 million. In addition, we were parties to 66 lawsuits, which amounted to approximately R$254.7 million. As of June 30, 2007, we had provisioned R$3.0 million for these claims, and as of October 25, 2007, we have provisioned R$3.6 million. These amounts are subject to change in order to contemplate (i) adjustment for inflation, (ii) court fees, (iii) attorney's fees awarded by the court, and (iv) review, by the court, of the stated value given by the plaintiff to the claim.

The number of lawsuits reported herein is the product of a compilation of all the information obtained with our internal legal department, our independent legal counsel or with the courts themselves. There may be other potential or unknown claims against us, of which we have no notice at this time.

These amounts essentially represent the aggregate of the stated value (which is the economic value given by the plaintiff to the claim exclusively for the purpose of assessing court fees) and/or the actual economic value of all controversies exceeding R$100,000.00, pursuant to review and analysis of our internal reports and reports prepared by our independent legal counsel.

The civil lawsuits to which we, through one or more of our subsidiaries, are parties as defendants and whose contingency may be in excess of R$5 million, are discussed below, pursuant to information extracted from our internal reports and the reports prepared by our independent legal counsel.

Claims for monetary damages

On October 2, 2007, Mr. Naji Robert Nahas and related companies filed a claim against BVRJ and BOVESPA for compensatory damages. The plaintiffs allege that in 1989 they were injured when the shares they held in custody were confiscated, as a result of trades not settled by the plaintiffs on the BVRJ. It is currently not reasonably possible to estimate the amount or range of any potential liability because it will depend on evidentiary matters and the apportionment of liabilities among the parties involved in the lawsuit.

Paraná Refrigerantes S.A., Transportes Apolo Ltda. and Comercial de Bebidas Mata Sede Ltda. filed a claim for compensatory and special damages against BOVESPA and SN Crefisul S.A. – Sociedade Corretora, seeking to have both defendants declared jointly and severally liable to pay (i) compensatory damages for amounts supposedly misappropriated by SN Crefisul on account of brokerage fees in transactions with plaintiffs' stock, and (ii) special damages for the return plaintiffs could have reasonably expected to have earned by investing the misappropriated amount. According to the plaintiffs, BOVESPA's liability for a third party's misconduct arises from BOVESPA's duty to monitor the activities of brokers that operate on its stock exchanges. The lower court granted plaintiffs' claim for compensatory damages, but dismissed the claim for special damages. On appeal, the appellate court of São Paulo reversed the lower court's decision and dismissed both the claim for compensatory and the claim for special damages. On a second appeal to the Superior Court of Justice, the appelate's decision was reversed and both of plaintiffs' claims were granted. This judgment has yet to become final and unappealable and the exact amount of damages due will be assessed on a future proceeding. At the time the suit was filed, the stated value of the claim in Brazilian cruzeiros (Brazil's then national currency) was Cr$44.9 million, which has been estimated to be equivalent to R$7.1 million, as of June 30, 2007. According to our legal counsel, this suit should be considered as a probable loss. As of June 30, 2007 and as of October 25, 2007, we have set aside a contingency reserve of R$3.0 million and R$3.6 million, respectively, for this claim due to SN Crefisul S.A.'s joint and several liability.

Rubens Taufic Shahin, et al filed a claim for compensatory, special and incidental damages against BOVESPA, *et al*, seeking to have defendants declared jointly and severally liable to pay (i) compensatory damages for LACTA's failure to disclose material information regarding the issuance of preferred stock; (ii) special damages for fixed dividends that plaintiffs were entitled to and did not receive for a period of 20 years; and (iii) incidental damages for court and attorneys' fees. The lower court dismissed all three claims and an appeal from the plaintiffs is currently pending judgment. As of June 30, 2000, the stated value of the claim was set by the court at R$110 million and, as of August 31, 2007, totaled R$219 million, but such amount is currently under review on appeal. According to our legal counsel, this suit should be considered as a remote loss.

Claim for enforcement of a custody services agreement

Previbank S.A. Corretora de Câmbio e Valores Mobiliários filed a claim for the enforcement of an agreement and compensatory damages against CLC, seeking (i) to enforce the custody services agreement executed between the parties, or, alternatively, terminate the agreement with the consequent award for damages in the amount of R$170,000; (ii) compensatory and moral damages in the amount of R$2.83 million. As of June 30, 2007, the stated value of the claim is R$8.5 million, but such amount is currently subject to judicial review. According to our legal counsel, this suit should be considered as a possible loss. Nevertheless, pursuant to an agreement executed with BVRJ on April 14, 2000, BVRJ has assumed full liability for an adverse judgment in connection with this claim.

Previbank S.A. Corretora de Câmbio e Valores Mobiliários also filed a claim for annulment coupled with an injunction and compensatory damages against BOVESPA and CBLC, seeking (i) to annul BOVESPA's decision to exclude plaintiff from its list of broker members; (ii) to enforce the agreement between the parties for the services of fungible custody of registered shares; (iii) an injunction ordering BOVESPA to reenroll plaintiff as one of its broker member; and (iv) compensatory and moral damages in an amount to be assessed by the court. As of

January 30, 2006, the stated value of the claim was R$50,000.00, but such amount is still subject to judicial review. As of July 9, 2007, the court dismissed the suit to which Previbank appealed. CBLC estimates that the economic value involved in this suit is R$17.1 million. According to our legal counsel, this suit should be considered as a possible loss.

Annulment action

Sada Transportes e Armazenagens Ltda., or Sada, filed a claim for a preliminary injunction against BVRJ, CLC, Companhia Docas and Consórcio Rio-Veículos seeking to stay the auction for the lease of the roll-on roll-off terminal in Rio de Janeiro. The preliminary injunction was rejected by the court and, subsequently, Sada filed an annulment claim coupled with a claim for special damages seeking (i) to annul the public competitive bidding process for lease of the terminal which awarded Consórcio Rio-Veículos the contract, and (ii) special damages for the loss profits due to the defeat on the competitive bidding process. The stated value of the claim was set by the court at R$2.2 million, but our legal counsel has estimated the economic value of the claim, as of June 30, 2007, as being R$7.2 million. According to our counsel, the suit should be considered as a possible loss. Nevertheless, pursuant to an agreement executed with BVRJ on April 14, 2000, BVRJ has assumed full liability for an adverse judgment in connection with this claim.

Tax claims

As of June 30, 2007, we and our subsidiaries were parties to a total of 44 tax proceedings, of which 20 were judicial and 24 were administrative. Our estimated tax liability arising from these proceedings is approximately R$106.5 million. As of June 30, 2007, we recorded a provision for our tax claims in the amount of R$4.6 million as "taxes payable" in the combined balance sheets.

The economic value in controversy in some of these tax proceedings are significant and may adversely affect our subsidiaries. These proceedings are discusses below in more detail.

FINSOCIAL– Unconstitutionality and non-levy

As of June 30, 2007, there were two judicial proceedings discussing the legality and constitutionality of the levy of contributions to the social investment fund, or FINSOCIAL contributions. We filed the first one seeking a court declaration that the statute that created this contribution is unconstitutional. The Brazilian Supreme Court decided that the levy of this contribution is unconstitutional only with respect to the year of 1989, which conversely resulted in the recognition that the levy for other years is constitutional. As a result, we filed a second claim seeking an exemption from the FINSOCIAL contribution since BOVESPA was a not-for-profit entity. The lower court dismissed our claim and we appealed. As of June 30, 2007, the appeal was pending judgment. According to our legal counsel, there are possible chances of winning the second claim. As of June 30, 2007, the amount of this contingency was estimated at approximately R$9.8 million.

COFINS – Contributions and fees received from broker members until January 1999

We started a judicial proceeding seeking a court declaration that there was no COFINS on the contributions, fees and reimbursements of broker members to us until January 1999 due to our then not-for-profit nature. The court granted an injunction forbidding the federal government from collecting COFINS from us until January 1999. As of June 30, 2007, the lower court had not yet rendered a judgment on the merits of our case.

The Federal Revenue Office in turn filed administrative proceedings to collect the amount of COFINS it believes is owed by us, covering the entire period subject to the judicial proceeding above, e.g., until January 1999. We estimated that the amount in controversy is approximately R$39.2 million. The validity of the collection proceedings initiated by the Federal Revenue Office is being discussed in two administrative proceedings. According to our legal counsel, the judicial proceeding should be considered as a remote loss, while the administrative proceedings should be considered as possible chances of winning.

PIS and COFINS – Changes to taxation system conveyed by law nº. 9,718/98

On June 30, 2007, BVSP, CBLC and SOMA filed a judicial proceeding to obtain a court declaration that the COFINS tax rate increase and the change in the tax basis for both COFINS and PIS, as set forth by Law No. 9,718/98, is invalid. We obtained a partially favorable judgment, recognizing the unconstitutionality of the change in the tax basis for the calculation of PIS until 2002, and for the calculation of COFINS, until 2003. The court also authorized us to offset contributions unduly paid with taxes due. Both the Federal Revenue Office and our subsidiaries appealed and, as of June 30, 2007, the case is waiting for judicial review. According to our legal counsel, there are possible chances of winning this claim and, as of June 30, 2007, the estimated amount in controversy is R$15.5 million.

COFINS– Financial revenues and revenues from the activities of a not-for-profit entity related to financial assets comprising the guarantee fund

We filed a judicial proceeding seeking (i) declaration of unconstitutionality of Law No. 9,718/98 and Law No. 10,833/03, in order to reduce the amount due as COFINS; and (ii) exemption from the obligation to pay COFINS over revenues derived from the financial assets comprising our Guarantee Fund (managed by BSM) due to our then not-for-profit nature. As of June 30, 2007, no final judgment was rendered regarding this judicial proceeding, but the lower court granted our request for anticipated relief, with the following effects: (i) forbidding the federal government from collecting COFINS from us, as levied on our financial revenues, and (ii) reducing the COFINS tax rate to 3% calculated only over revenues from activities not related to our essential activities. According to our legal counsel, there are possible chances of winning this claim and, as of June 30, 2007, the amount in controversy was estimated as approximately R$20.3 million.

ISS – Clearing, settlement, depository, data processing and registration

As of June 30, 2007, the Treasury of the city of São Paulo filed four legal proceedings to collect from CBLC allegedly overdue and unpaid ISS on clearing, settlement, depository, data processing and registration services provided between 1995 and 2000. CBLC, in turn, requested an injunction against the collection of these amounts. Currently, (i) a claim is pending final decision, (ii) another claim, in the approximate amount of R$1.0 million, was dismissed; and (iii) the other two lawsuits, in the amounts of R$7.6 million and R$0.1 million, were decided against us and now await judicial review at an appeal. According to our legal counsel, there are possible chances of winning this claim and, as of June 30, 2007, the amount in controversy was estimated as approximately R$8.8 million.

Labor claims

As of June 30, 2007, we were parties to a total of 41 labor claims, involving an aggregate amount of R$6.2 million. These labor suits generally include claims for: (i) recognition of our joint and several, or secondary liability for claims of employees of third party service providers or outsourced providers; (ii) payment of overtime work and its effects on other labor payments; (iii) salary equalization; (iv) recognition of employment relationship with independent service providers; (v) severance payments of former employees; and (vi) payment of health hazard allowances.

Our legal counsel assessed that 21 claims, amounting to approximately R$4.8 million, should be considered as a possible loss; 14 claims, which total approximately R$895,000, should be considered as possible chances of winning; and six claims, which total approximately R$581,000 should be considered as remote chances of winning.

On September 26, 2005, at the request of the Union of Workers in the Capital Markets of the State of São Paulo (*Sindicato dos Trabalhadores no Mercado de Capitais do Estado de São Paulo*), the labor prosecutors' office initiated an investigation regarding the legality of the termination of our open outcry trading sessions, which resulted in the extinction of the jobs of floor brokers. Following a hearing on the matter, the prosecutors' office (*Coordenadoria de Defesa dos Interesses Difusos e Coletivos do Ministério Público do Trabalho*) determined that BOVESPA was not responsible for discontinuing the outcry sessions and the case was forwarded to the coordination office for protection of general and collective public interest, or Codin of the labor for a decision on whether or not we should be prosecuted. This investigation also addresses whether or not floor brokers should be entitled to receive health hazard allowances. We currently await for the medical report from Codin since July 20, 2006.

As of October 25, 2007, we had provisioned R$733,000 for our potential liability due to labor claims.

15.01 – ENVIRONMENTAL PROBLEMS

Social responsibility actions

We have specific programs for the utilization of recycled paper and for residues management. We seek the developing of the environmental responsibility consciousness of our employees, partners and stakeholders.

The residues management program is a key issue to our organization goal of protecting the environment. Special sandpapers to collect recycled garbage are available in all employees desks. A specialized company is responsible for the correct collecting of the garbage. The organic garbage is taken to a landfill. The recycled materials, such as paper, plastic and metal, are sent to companies that work with entities related to environmental Non Governmental Organizations, assuring that these residues are treated in a suitable way.

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ No.
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23

16.01 – LAWSUITS HIGHER THAN 5% OF NET EQUITY OR NET PROFIT

1 – ITEM	2 – DESCRIPTION	3 – % NET EQUITY	4 – % NET PROFIT	5 – PROVISION	6 – AMOUNT ACCRUED (Thousand Reais)	7 – TOTAL VALUE (Thousand Reais)
8 – NOTES						
	Labour Claims	0.43	0.00	YES	733,000	6,200,000
Labor claims - As of June 30, 2007, we were parties to a total of 41 labor claims, involving an aggregate amount of R$6.2 million. These labor suits generally include claims for: (i) recognition of our joint and several, or secondary liability for claims of employees of third party service providers or outsourced providers; (ii) payment of overtime work and its effects on other labor payments; (iii) salary equalization; (iv) recognition of employment relationship with independent service providers; (v) severance payments of former employees; and (vi) payment of health hazard allowances. Our legal counsel assessed that 21 claims, amounting to approximately R$4.8 million, should be considered as a possible loss; 14 claims, which total approximately R$895,000, should be considered as possible chances of winning; and six claims, which total approximately R$581,000 should be considered as remote chances of winning. On September 26, 2005, at the request of the Union of Workers in the Capital Markets of the State of São Paulo (Sindicato dos Trabalhadores no Mercado de Capitais do Estado de São Paulo), the labor prosecutors' office initiated an investigation regarding the legality of the termination of our open outcry trading sessions, which resulted in the extinction of the jobs of floor brokers. Following a hearing on the matter, the prosecutors' office (Coordenadoria de Defesa dos Interesses Difusos e Coletivos do Ministério Público do Trabalho) determined that BOVESPA was not responsible for discontinuing the outcry sessions and the case was forwarded to the coordination office for protection of general and collective public interest, or Codin of the labor for a decision on whether or not we should be prosecuted. This investigation also addresses whether or not floor brokers should be entitled to receive health hazard allowances. We currently wait for the medical report from Codin since July 20, 2006. As of the date of this offering circular, we had provisioned R$733,000 for our potential liability due to labor claims.						
	Tax Claims	7.3	0.00	Yes	4,600,000	106,000,000
As of June 30, 2007, we and our subsidiaries were parties to a total of 44 tax proceedings, of which 20 were judicial and 24 were administrative. Our estimated tax liability arising from these proceedings is approximately R$106.5 million. As of June 30, 2007, we recorded a provision for our tax claims in the amount of R$4.6 million as "taxes payable" in the combined balance sheets. The economic value in controversy in some of these tax proceedings are significant and may adversely affect our subsidiaries. These proceedings are discusses below in more detail.						
	Other Claims	17.54	0.00	Yes	3,600,000	254,700,000
As of June 30, 2007, we were parties to 96 civil claims, as plaintiffs in 20 of them and as defendants in 76 lawsuits. Claims in civil lawsuits to which our subsidiaries are parties amounted to approximately R$86.6 million. In addition, we were parties to 66 lawsuits, which amounted to approximately R$254.7 million. As of June 30, 2007, we had provisioned R$3.0 million for these claims, and as of the date of this offering circular, we have provisioned R$3.6 million. These amounts are subject to change in order to contemplate (i) adjustment for inflation, (ii) court fees, (iii) attorney's fees awarded by the court, and (iv) review, by the court, of the stated value given by the plaintiff to the claim. The number of lawsuits reported herein is the product of a compilation of all the information obtained with our internal legal department, our independent legal counsel or with the courts themselves. There may be other potential or unknown claims against us, of which we have no notice at this time. These amounts essentially represent the aggregate of the stated value (which is the economic value given by the plaintiff to the claim exclusively for the purpose of assessing court fees) and/or the actual economic value of all controversies exceeding R$100,000.00, pursuant to review and analysis of our internal reports and reports prepared by our independent legal counsel. The civil lawsuits to which we, through one or more of our subsidiaries, are parties as defendants and whose contingency may be in excess of R$5 million, are discussed below, pursuant to information extracted from our internal reports and the reports prepared by our independent legal counsel.						

17.01 – OPERATIONS WITH COMPANIES RELATED TO OPERATIONS WITH RELATED PARTIES

RELATED PARTY TRANSACTIONS

All the transactions mentioned herein were entered into on an arms-length basis, in accordance with normal market conditions for services of the same nature. The decision-making process of our Company and the conduct of our directors is governed by our Code of Conduct (*Código de Conduta*).

The following transactions have been classified as "Related Party Transactions" due to the fact that: (i) the Itaú group is our main shareholder and a member of our board of directors, Mr. Alfredo Egydio Setúbal, is the investor relations officer of Itaú Holding S.A. and holds a position at Banco Itaú's capital markets group as Senior Vice President; (ii) a member of our board of directors, Mr. Manoel Horácio da Silva, is the Chief Executive Officer of Banco Fator S.A.; (iii) the chairman of our board of directors, Mr. Raymundo Magliano Filho, is the controlling shareholder at the brokerage firm Corretora Magliano S.A. CCVM; and (iv) the deputy chairman of our board of directors, Mr. Nelson Bizzacchi Spinelli, is the controlling shareholder and executive director of the brokerage firm Corretora Spinelli S.A. CVMC.

Itaú Group

Revolving credit agreement – Banco Itaú S.A.

On March 7, 2005, we entered into a revolving credit agreement (which is automatically renewable on an annual basis) with the then Banco Banestado S.A., according to which this bank grants us a revolving credit line of up to R$100 million for the specific purpose of serving as an auxiliary liquidity mechanism for the settlement cycle of our clearinghouse. As collateral to the revolving credit facility and the respective charges, we have pledged shares of public companies authorized for trading on the BVSP, of which we are titleholders. These pledged shares may only be traded with authorization from Banco Banestado S.A. We will also pay interest at a fixed rate of 2% over the outstanding balance on our revolving credit facility. All funds withdrawn from the revolving credit facility must be repaid within 5 business days from the date of withdrawal, under the penalty of having the pledged shares sold in the market, and the funds thus obtained used to settle the debt, without prejudice of possible actions for losses and damages. In case of default, we will also pay an additional interest rate of 12% per annum over the outstanding balance on our revolving credit facility, plus a standing fee at the market rate on the payment date and a 2% fine. Notwithstanding the provisions mentioned above, a breach of this agreement, a declaration of bankruptcy or a judicial or extrajudicial reorganization proceeding will immediately terminate the agreement without need for prior notice. On October 15, 2007, this revolving credit line was increased to R$200 million and the counterparty became Banco Itaú S.A.

Supremo Fixed Income – An investment fund that invests in other investment fund quotas (an exclusive fund for our Company not open to other investors)

On October 17, 2007, we had R$474 million invested in the Supremo FUND, managed by Intrag DTVM Ltda., a company of the Itaú Group. The management fee on this fund is 0.03% per annum. The return on this investment is similar to that of the CDI interest rate.

Open investment funds

On October 17, 2007, we had R$139 million invested in investment funds managed by Itaú, through the MEGAINVEST – a multimarket fund investing in quotas of investment funds. The management fee on the Itaú funds is, on average, 0.20% per annum. The return on this investment is similar to that of the CDI.

Annuities of companies listed on our stock exchange

The Itaú Group has eight companies of its conglomerate listed on our stock exchange. In the nine-month period ended September 30, 2007, the annual listing fees we received from the Itaú Group was approximately R$1.1 million.

Other services rendered

We provide various other services to the Itaú Group, such as the furnishing of our market data, sales of software and depository services, among others. In the nine-month period ended September 30, 2007, the total amount received for rendering these services was approximately R$2.7 million.

In the same period, we paid for services rendered by the Itaú Group the sum of R$0.7 million.

Santander Group

Revolving credit agreement – Banco Santander S.A.

On October 18, 2004, we entered into a revolving credit agreement (which is automatically renewable on an annual basis) with Banco Santander S.A., by which the mentioned bank grants us a revolving credit line of up to R$100 million for the specific purpose of serving as an auxiliary liquidity mechanism in the settlement cycle of our clearinghouse. As collateral to the revolving credit facility and the respective charges, we have pledged shares of public companies authorized for trading on the BVSP, of which we are titleholders. These pledged shares may only be traded with authorization from the Banco Santander S.A. We will also pay interest at a fixed rate equivalent to 110% of CDI interest rate over the outstanding balance on our revolving credit facility.

All funds withdrawn from the revolving credit facility must be repaid within five business days from the date of withdrawal and the funds thus obtained used to settle the debt. In the event of default, a R$10 million fine under the penalty of having the pledged shares sold in the market, will be applied to repair any losses.

Exclusive FIQ fund

On October 17, 2007, we had R$1.0 billion invested on the Exclusive FIQ fund, which is managed by the Santander Group. The management fee on this fund is 0.05% per annum. The return on this investment is similar to that of the CDI interest rate.

Guarantees

On October 17, 2007, BOVESPA provided guarantees in the total amount of R$7.7 million, secured by the shares issued by us held by the Santander Group in BOVESPA.

Annuities of companies listed on our stock exchange

The Santander Group has two companies of its conglomerate listed on our stock exchange. In the nine-month period ended September 30, 2007, the annual listing fees we received from the Santander Group was approximately R$0.4 million.

Other services rendered

We provide various other services to the Santander Group, such as furnishing of our market data, sales of software and depository services, among others. In the period nine-month ended September 30, 2007, the total amount received for rendering these services was approximately R$1.1 million. The amounts paid to the Santander Group resulting from PAT and the refund of the clearing fee during the same period totaled R$0.3 million.

Fator Group

Open investment funds

On October 17, 2007, BOVESPA had R$32 million invested in investment funds managed by the Fator Group, through the MEGAINVEST – a multimarket fund investing in quotas of investment funds. The management fee on the Fator funds is, on average, 1.00% per annum. The return on this investment is similar to that of the CDI interest rate.

Guarantees

On October 17, 2007, BOVESPA provided guarantees in the total amount of R$7.7 million, secured by shares issued by us held by the Fator Group.

Other services rendered

We provide various other services to the Fator Group, such as the furnishing of our market data, sales of software and depository services, among others. In the nine-month period ended September 30, 2007, the total amount received for rendering these services was R$0.5 million.

In the same period, we paid Fator Group the sum of R$0.6 million for services associated with our technologial development program and custody fees.

Corretora Magliano

Guarantees

On October 17, 2007, BOVESPA provided guarantees in the total amount of R$3.9 million, secured by shares issued by us held by Corretora Magliano.

Other services rendered

We provide various other services to the Corretora Magliano, such as the furnishing of our market data, sales of software and depository services, among others. In the nine-month period ended September 30, 2007, the total amount we received for rendering these services was R$0.1 million.

In the same period, we paid Corretora Magliano the sum of R$0.1 million for services associated with our technologial development program and custody fees.

Corretora Spinelli

Guarantees

On October 17, 2007, BOVESPA provided guarantees in the total amount of R$3.9 million, secured by shares issued by us held by Corretora Spinelli in BOVESPA.

Other services rendered

We provide various other services to the Corretora Spinelli, such as the furnishing of our market data, sales of software and depository services, among others. In the nine-month period ended September 30, 2007, the total amount received for rendering these services was R$0.1 million.

In the same period, we paid Corretora Spinelli the sum of R$0.2 million for services associated with our technologial development program and custody fees.

18.01 – BYLAWS

Attached

19.01 – INFORMATION ON CONTROLLED AFFILIATES

20.00 – INFORMATION ON CORPORATE GOVERNANCE AND CORPORATE GOVERNANCE PRACTICES

Cancellation of Publicly-Held Company Registration

The cancellation of our publicly-held company registration may occur only if we or our controlling shareholder(s) initiate a public tender offer for all our outstanding shares in accordance with the requirements of Brazilian Corporate Law and applicable CVM regulations, such as:

- that the offering price be fair, as established by applicable law; and that
- the shareholders who hold more than two-thirds of our outstanding shares expressly agree with the cancellation of our publicly-held company registration or accept the public tender offer. For this specific purpose, the outstanding shares include only those shares whose holders have agreed with the cancellation of our publicly-held company registration or have decided to participate in the public tender offer.

According to the *Novo Mercado* regulations and our bylaws, the minimum offering price of the shares in case the publicly-held company registration is cancelled must be equivalent to the economic value determined in an appraisal report prepared by a specialized and independent company, with renowned expertise, to be selected at the annual shareholders' meeting by a majority vote of those present (excluding, for this purpose, any abstentions) from among three such companies suggested by the board of directors. The appraisal report must also comply with the requirements set forth in Article 8, Sections 1 and 6, of the Brazilian Corporate Law. Note, also, that Brazilian Corporate Law sets forth that fair value must be determined in a valuation based on criteria related to our net accounting equity, our net equity evaluated at market value, discounted cash flows comparison by multiples, the stock market quotation of our common shares, or based on other criteria accepted by the CVM.

All costs regarding the appraisal report will be born by the party executing the public tender offer.

Holders of at least 10% of our outstanding shares may request a revision of the offering price by requesting the board of directors call a special shareholders' meeting to approve a new valuation method according to the same or alternative criteria to establish our economic value. This request must be presented no later than 15 days from the publication of the public tender offer, as well as supported by appropriate justification. The shareholders requesting the new valuation, as well as those voting in favor of it, must reimburse us for the costs incurred to prepare a second appraisal report whenever the second appraisal report concludes that our economic value is lower or equal to the initial appraisal report. However, if the value determined in the second appraisal report is higher than the one established by the initial appraisal report, the public tender offer must adopt this new value, unless the party executing the public tender offer desists from continuing with the transaction due to the new value.

Delisting From the *Novo Mercado*

We may, at any time, delist our common shares from the *Novo Mercado*, provided that (i) the action is approved by a vote of our shareholders at an annual shareholders' meeting; and (ii) we give written notice to the BVSP at least 30 days in advance. The resolution must specify whether the delisting occurred because our securities were registered for trading outside of the *Novo Mercado*, or due to the cancellation of our publicly-held company registration. Our delisting from the *Novo Mercado* will not result in the loss of our registration as a publicly-held company on the BVSP.

If we delist from the *Novo Mercado*, in order for our common shares to be tradable outside the *Novo Mercado*, or as a result of a corporate restructuring in which the surviving company is not listed in the *Novo Mercado*, the controlling shareholders must conduct a public tender offer in compliance with our bylaws, and the *Novo Mercado* and CVM regulations. For a detailed explanation of this proceeding, please refer to "–Cancellation of Publicly-Held Company Registration" above.

If we are delisted from the *Novo Mercado* for any other purpose, the controlling shareholders will conduct a public tender offer to acquire all shares held by our remaining shareholders for the economic value of our common shares to be appraised as prescribed by the *Novo Mercado* regulations and considered all other applicable law and regulations. The public tender offer must be notified to the BSVP and disclosed to the general public immediately after the company is formally informed that its agreement to join the *Novo Mercado* has been rescinded.

Additionally, in the event of a transfer of our control within 12 months following our delisting from the *Novo Mercado*, the selling controlling shareholders and the acquirer must offer to acquire our remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation. Moreover, if the price received by the controlling shareholders for the sale of their shares is greater than the price paid by them in the public tender offer conducted as a result of their decisions to delist or exit the *Novo Mercado*, the selling controlling shareholders and the acquirer shall be jointly and severally liable to each shareholder that accepted such offer for the difference between the price received from the selling controlling shareholders in such public tender offer and the price received by the selling controlling shareholders from the acquirer for the sale of their shares.

If our common shares are delisted from the *Novo Mercado*, we will not be permitted to have shares listed on the *Novo Mercado* for a period of two years after the delisting date, unless there is a change in control in the company after this delisting from the *Novo Mercado*.

Change of Control

According to the rules of the *Novo Mercado*, the sale of control of the company, in one transaction or in a series of transactions, must include an obligation by the acquirer to complete a public tender offer for the acquisition of all our outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

A tender offer is also required when (i) there is an assignment of share subscription rights or rights of other securities convertible into our common shares in which a transfer of control of the company results; and (ii) there is a transfer of control by the controlling shareholder, in which case the selling controlling shareholder must notify the BVSP the economic value given to the company on this transaction, providing documents able to prove such value.

According to *Novo Mercado* regulations, whenever an existing shareholder of our company acquires a controlling stake on us from a controlling shareholder in a private sale of common shares, the acquiring shareholder shall conduct a public tender offer under the same terms and conditions offered to the selling shareholder and shall reimburse the shareholders from whom the shares were acquired six months prior to the sale of control the amount equivalent to the difference between the price paid to the selling controlling shareholder and the adjusted price for inflation paid on the stock exchange for our common shares The acquiring controlling shareholder, if applicable, shall, within six months after the acquisition of control, take the necessary steps to guarantee a minimum percentage of floating shares equivalent to 25% of the total shares of our capital stock.

The controlling shareholder will not be able to transfer its shares, and the company will not be able to register the transfer of these shares, until the buyer signs the relevant instruments approving adherence to the regulations of the *Novo Mercado* and acceptance of the rules of the Market's Arbitration Panel.

Dispersed Control

If our delisting is approved in a shareholders' meeting, a public tender offer is required to be made by our Company. In such a case, we can only acquire shares belonging to the shareholders who voted in favor of the delisting proposal after having acquired the common shares belonging to the other shareholders who did not vote in favor of such proposal and who accepted the public tender offer. And if our delisting from the *Novo Mercado* is approved in a shareholders' meeting, whether because of the registration of our securities for trading outside the *Novo Mercado* or because of a corporate restructuring in which the resulting company is not admitted to trade on the *Novo Mercado*, a public tender offer must be made by shareholders who voted in favor of the proposal to delist from the *Novo Mercado*.

If there is dispersed control and BVSP decides that the quotations of our securities should be disclosed separately or that trading on the *Novo Mercado* in our securities should be suspended because of an act or omission of our management team in breach of the obligations contained in the *Novo Mercado* regulations, a shareholders' meeting must be convened in the manner described in Article 123 of the Brazilian Corporate Law to dismiss and replace our board of directors or adopt the necessary measures to remedy the breach of the *Novo Mercado* regulations.

If the abovementioned decisions do not remedy the breach of the obligations contained in the *Novo Mercado* regulations within the deadline set by BVSP for such breach and we leave the *Novo Mercado* due to this breach, we must initiate a public tender offer directed to all shareholders in order for us to delist from the *Novo Mercado*.

If at a shareholders' meeting our shareholders decide to maintain our status as a publicly traded company, the public tender offer must be made by the shareholders who voted in favor of this resolution.

If we have dispersed control and we delist from the *Novo Mercado* due to a breach of the *Novo Mercado* regulations resulting from shareholder action at a shareholders' meeting, the public tender offer must be made by the shareholders who voted in favor of the resolution that led to the breach.

Disclosure of Trading by Controlling Shareholders, Directors, Officers or Members of the Fiscal Council

Our controlling shareholders, directors, officers, and members of our fiscal council, when installed, or of any technical or advising body must disclose to us the total amount, characteristics and form of acquisition (including price and date of purchase) of securities issued by us, by listed companies under our control or by our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investment. Such information shall also include securities held by the spouse, companion or dependents of such persons included in their annual income tax returns and held by companies controlled directly or indirectly by such person.

The communication shall include, at least, the following information:

- the name and qualification of the person providing the information;
- the issuer, amount, price, type and/or class, in the case of acquired common shares; or any relevant characteristics and the issuing company, in the case of other securities; and
- the form, price and date of transactions.

Such information must be sent immediately after their appointment or at the submission of the request to register us as a publicly-held company, and no later than ten days after the end of the month in which the trading occurred.

The *Novo Mercado* regulations also prescribe that a controlling shareholder must:

- notify to the BVSP the quantity and characteristics of the securities issued by the company held, directly or indirectly, including any derivatives of these securities, immediately after acquiring a controlling stake of the company; and
- notify in detail to the BVSP, within ten days of the end of the month in which the trading occurred, all trading activity regarding the company's securities and its derivatives.

The abovementioned reporting obligations are also extended to the controlling shareholder's spouse and dependents (as such recognized for income tax purposes).

Whenever controlling shareholders, either direct or indirectly, and shareholders who elect the members of our board of directors or fiscal council, as well as any individual or legal entity, or group of people working jointly or representing the same interest, controls an ownership interest in us, either directly or indirectly, equivalent to 5% or more of our common shares, those shareholders or group of shareholders shall provide the BVSP and the CVM with the following information:

- the name and qualifications of the person acquiring the shares;
- reason for the participation and number of shares they proposed to acquire;
- the number of shares, subscription bonuses, rights of subscription of shares, call options and debentures convertible into shares directly or indirectly held by the acquirer or any person related to him, as well as the acquisition of rights of such securities; in the case of debentures, the number of shares subject to the conversion must also be disclosed;
- information regarding any agreement providing for the exercise of voting rights or the purchase and sale of the securities; and
- the average quoted price on the BVSP during the last 90 days of the securities of the type or class acquired.

Such communication is also mandatory for the person or group of people representing the same interest and holding 5% of our common shares or more, whenever such ownership increases or decreases by 5%.

Any trading that takes place and the price paid on these transactions must be notified to the CVM and the BVSP no later than 10 days following the end of the month on which the trades were executed.

DOC. 03 – 3Q07 Quarter Information

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Voluntary Restatement

Unaudited

Corporate Legislation
September 30, 2007

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
02116-4	BOVESPA HOLDING S.A.	08.695.953/0001-23
4 - State Registration Number - NIRE		
35,300,339,576		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
Rua XV de Novembro, 275			Centro	
3 - POSTAL CODE	4 - MUNICIPALITY		5 - STATE	
01013-001	São Paulo		SP	
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11	3233-2000	3233-2431	3233-2490	
11 - AREA CODE	12 - FAX	13 -FAX	14 -FAX	
11	3233-2000	-	-	
15 - E-MAIL				
ri@bovespaholding.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME				
Gilberto Mifano				
2 - ADDRESS		3 - SUBURB OR DISTRICT		
Rua XV de Novembro, 275		Centro		
4 - POSTAL CODE	5 - MUNICIPALITY			6 - STATE
01013-001	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	3233-2000	3233-2431	3233-2490	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
11	3233-2000	-	-	
16 - E-MAIL				
ri@bovespaholding.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/31/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Ricardo Baldin	163,678,040-72

END